STEWART ENTERPRISES, INC.



caring for people • making a difference®

Annual Report 2007

CORPORATE PROFILE

Founded in 1910, Stewart Enterprises is the second largest provider of products and services in the death care industry in the United States. The Company currently owns and operates 221 funeral homes and 139 cemeteries in the United States and Puerto Rico. Through its subsidiaries, the Company provides a complete range of funeral merchandise and services, along with cemetery property, merchandise and services, both at the time of need and on a preneed basis.

DEAR SHAREHOLDERS:

By staying focused on our objectives—concentrating on the customer and delivering products and services well—we achieved good results for the 2007 fiscal year.

These are the highlights:

- Net earnings from continuing operations grew 4.6 percent from fiscal 2006—to $39.3 million from $37.6 million. On a diluted per share basis, net earnings from continuing operations improved to $0.38 from $0.35.

- Revenue increased 1.7 percent—to $522.8 million from $514.2 million. Cemetery revenue grew by 4.1 percent, to $243.5 million from $234.0 million. Funeral revenue decreased 0.3 percent, to $279.3 million from $280.2 million.

- Cash flow from operations was $81.9 million in fiscal 2007 compared to $90.1 million in fiscal 2006. Fiscal 2006 included $12.7 million more cash received from unusual withdrawals from our preneed trust funds than fiscal 2007. (The unusual withdrawals reflected preneed services that had been delivered in earlier periods for which cash had not been withdrawn from the preneed trust funds.) Additionally, we paid $9.3 million in net tax payments during fiscal 2007 compared to $4.2 million during fiscal 2006.

- As of October 31, 2007, our outstanding net debt balance (debt minus cash and cash equivalents) was $378.8 million.

- During the fiscal year, we paid dividends of $10.2 million, or $0.10 per share.

- We issued $250.0 million of senior convertible notes, which reduced our borrowing costs. We also improved our capital structure by repurchasing $64.2 million in stock. An additional $50.0 million of stock repurchases have been authorized for fiscal 2008.

The decrease in funeral revenue last year mainly reflected an unusual item that had added to fiscal 2006 revenue. The decrease also reflected a 2.2 percent decline in same-store funeral services performed. The drop in funeral calls was consistent with what the industry experienced, and we believe it was the result of a decrease in deaths in our markets. However, though funeral calls were down, our same-store funeral operations achieved a 3.4 percent increase in average revenue per traditional funeral service and a 7.4 percent increase in average revenue per cremation service.

Overall, our results establish fiscal 2007 as another successful year for our company. We generated cash flow, grew our revenues and increased our earnings per share.

Serving the customer well is all-important.

Last year, we served an average of 300 customers daily through our 221 funeral homes and 139 cemeteries, which we operated in 24 states and Puerto Rico. In some way—whether through traditional or nontraditional services, arranged for on a preneed or at-need basis—we touched approximately 109,000 families during the year. We touched an even larger number if we count the friends and relatives who participated in those services. A good indicator of how well we met our customers' needs is the customer satisfaction scores they gave us. These scores went up



We make lasting impressions on others and take pride in maintaining our funeral homes and cemeteries—Catawba Memorial Park, Funerals and Cremations, Hickory, NC

again last year, as they had in each of the four preceding years. We value this input not only because it is good to know how we are performing, but, more importantly, because customers with good experiences are more likely to strongly recommend our businesses to others.

Customization, personalization and simplification

Good and improving customer satisfaction scores can be attributed to a number of factors, not the least of which is simply listening to what our customers want from us. Research, as well as our own experience, tells us that changing generations have changing expectations about the way they and their loved ones should be memorialized and buried. We have to be able to accommodate these changing preferences if we expect our business to grow and prosper. The custom funeral planning, merchandising and cremation initiatives we put in place several years ago have better prepared us for today's consumer. In addition, architectural changes we have made, such as putting reception centers in many of our funeral homes and adding cremation gardens in our cemeteries, have enabled us to further satisfy families while growing revenue.

Another way we are improving our customer focus is through better market segmentation. We recognize that groups within our larger audience have special needs and wants, and we are identifying and listening to these groups. Offering private mausoleums, or family estates, is an example of both segmenting the market better and utilizing our resources better. There is a segment of our audience that wants more memorialization to tell their family story, and has the financial means to support that desire. We have some great cemetery properties in our organization that can accommodate family estates. Our job is to put the two together, something we will definitely continue to work on in 2008.

Besides customizing and personalizing our offerings, we have simplified them by consolidating them into easy-to-understand packages. An itemized price list can be quite overwhelming. Therefore, we offer families easy-to-understand packages along with the itemized price list. Doing so both simplifies the family's decision making and benefits our operations. In fiscal 2007, offering packages helped us increase our same-store average revenue per traditional funeral service by 3.4 percent and our average per cremation service by 7.4 percent. We are pleased with our progress in this area and will continue refining our packages to further improve our per service revenue in fiscal 2008.

In today's technology-driven world, consumers are looking for ways to do things faster and more easily than before. We already offer online guest books and video tributes, and will explore other opportunities to integrate technology into funeral services and memorials.

Prearrangements and combination operations

The value to families of making funeral and cemetery planning as convenient as possible is evidenced by two of our successful long-standing business strategies and competitive strengths: prearrangements and combination operations.

More than 60 years ago, our company's founders realized the value to families of preplanning and prepaying for cemetery property, services and



products. Since then, we have added funeral services and products to our preplanning portfolio. From a consumer's perspective, it is an opportunity to make informed decisions about one's own funeral preferences and document them so it will be easier for family members to plan the service when the time of need arrives. Moreover, by prepaying for the arrangements, consumers freeze the cost of tomorrow's services at today's prices, which may lighten the family's ultimate financial burden. From our company's perspective, preplanning provides an opportunity to build market share. As of October 31, 2007, the estimated future value of our preneed backlog of funeral and cemetery products and services is approximately $2.0 billion. This revenue will be recognized in the future as the prepaid products and services are delivered.

Approximately 47 percent of our cemeteries have a funeral home on-site that is operated in conjunction with a cemetery. These combination operations enable families to make all necessary arrangements at one location. The benefits to us are the ability to leverage resources, increase the call volume of the funeral home by drawing on the cemetery's heritage, and increase the number of cemetery events by drawing on the funeral home's business. We have been realizing these benefits since owning our first combination operation in the late 1970s.

We're building on a strong foundation of leadership.

In our near century of business, our organization has been guided by experienced and capable leaders who have been supported by strong executives and dedicated employees. Through their hard work, these teams have grown a small privately owned company into the second largest

We meet consumers' preferences by providing enhanced cremation and alternative service offerings—San Francisco Columbarium, San Francisco, CA provider of funeral and cemetery products and services in the United States.

In March of 2007, I was honored and privileged to join Stewart Enterprises as president and chief executive officer. Since then, I have been working alongside Tom Kitchen, our senior executive vice president and chief financial officer who had ably served as acting CEO since mid-June 2006. My predecessors made great progress in consolidating and integrating our operations to better obtain the benefits of size and scale. From streamlining processes to implementing new business systems, they sought to provide better customer service in an efficient and cost-effective manner. We will strive to build on their success.

Becoming best in class is our goal.

We have developed a new long-term business strategy with three components: our Best in Class initiative, our Innovation initiative and our Acquisition initiative. During 2008, we will focus on the Best in Class initiative. We will implement best practices geared toward improving the overall performance—in terms of earnings, cash flow and return on invested capital—of our existing funeral home and cemetery businesses. We are applying a continuous-improvement mindset to improve all of our business processes at both the home office and our individual locations. Having once been a strong acquisition company, we want to fully realize the synergies that come from being a large company.

When we compare our businesses, we see that their performance results follow a bell-shaped curve: We have star businesses and businesses that



Providing private mausoleums, or family estates, is one way we meet families' memorialization needs—Sylvan Abbey Memorial Park, Clearwater, FL

are waiting to become stars. We believe our Best in Class initiative will enable us to narrow the performance gap while moving our company's average performance upward. Our Best in Class initiative has several components, including cultural standards, key measures and improved processes. Within each of these components, we will measure both results and result-oriented behaviors.

Cultural standards. Every great organization has its own documented and practiced cultural standards. Using our stated purpose, *caring for people, making a difference*®, as the underlying foundation, we recently created a set of six "caring" cultural standards for our company: communication, appearance, respect, initiative, name recognition and gratitude. We want these shared attitudes, values and practices to shape employee behavior, so that all of our employees will be high-performing people who live by great values in the workplace. We believe if we care for our people and help them to be successful in the jobs they are paid to do, then they will be more motivated, have more ideas and creativity, and ultimately perform better.

Key measures. Key measures are those few and powerful metrics that drive performance at the local level. The markets in which we operate may differ, but our key measures will be consistent throughout our organization, providing a common performance language across all of our businesses. The measurement system we have developed allows us to restrict our focus to those activities that most enable our locations to achieve desired results. The system provides a diagnostic tool to help managers identify performance problems. It also provides proven solutions when a key measure is found to be tracking negatively. For example, one of the key metrics is the number of funeral calls. If funeral calls are below expectations, our program provides various suggestions taken from our best-performing locations that the manager can use to help grow funeral calls. It is worth noting that our first key measure is customer satisfaction, which further emphasizes our customer-focused mindset.

Improved processes. By further refining our internal processes, we will free up more time to invest in growing and improving our business. For example, we want our employees to spend as much time as possible with the customer. One step we are taking is to review our information processes and procedures from contract writing through financial reporting. Another step, to be implemented in 2008, is a company-wide conversion to a new Web-based, integrated software system designed specifically for the death care industry. The system will streamline our collection and analysis of data and make the data more easily available throughout the organization.

Additionally, we believe the time management spends in operations is critical to achieving the desired results of our Best in Class initiative. To this end, we are working to ensure that management spends more time on training, sharing best practices and implementing solutions at each of our funeral home and cemetery locations.

As to the Innovation and Acquisition initiatives, they will come second. Although we are always considering new opportunities, we believe it is important to first get the best overall performance possible in our base



Our funeral homes offer a complete range of services and products at the time of need and on a preneed basis—Johnson County Funeral Chapel, Overland Park, KS

business, and then optimize that success by adding new products and services and making acquisitions.

We appreciate our employees, customers and shareholders.
At the end of the day, we want our employees going home at night knowing that they have been successful at better serving their customers and growing the value of our company, and that their efforts are appreciated. And knowing, if they need help, that it is readily available. We want our customers to be well satisfied with the products and services received. And to know, if they want something different, that we will do our best to provide it. Finally, we want our shareholders to know that we appreciate the trust they have placed in this company, and that we are working hard to deliver a good return on their investment.

Thomas J. Crawford
President
Chief Executive Officer

January 31, 2008

INVESTOR INFORMATION

Our Class A common stock trades on the NASDAQ Global Select Market under the symbol STEI.

On November 30, 2007, the closing sale price as reported by the NASDAQ Stock Market was $8.20. The following table sets forth, for the periods indicated, the range of high and low sale prices, as reported by the NASDAQ Stock Market. As of November 30, 2007, there were 1,130 record holders of our Class A common stock. Record holders include persons holding Class A common stock on behalf of one or more beneficial owners who are not holders of record.

Fiscal Year 2007	**High**	**Low**
Fourth Quarter	**$9.13**	**$6.25**
Third Quarter	**8.43**	**6.79**
Second Quarter	**8.50**	**7.05**
First Quarter	**7.18**	**5.88**
Fiscal Year 2006	High	Low
Fourth Quarter	$6.40	$5.07
Third Quarter	6.09	4.96
Second Quarter	6.04	4.87
First Quarter	5.93	4.78

We declared quarterly dividends of $.025 per share on Class A and Class B common stock during fiscal years 2007 and 2006.

Transfer Agent & Registrar

Shareholders requesting a change of address, records or information about lost certificates should contact:

BNY Mellon Shareowner Services
480 Washington Blvd.
Jersey City, NJ 07310-1900
Toll Free (800) 635-9270
www.bnymellon.com/shareowner/isd

Independent Auditors

PricewaterhouseCoopers LLP
639 Loyola Avenue, Suite 1800
New Orleans, LA 70113

SEC Form 10-K

A copy of the Company's Annual Report on Form 10-K is available free of charge on the same day it is filed with the Securities and Exchange Commission at the Company's Web site, www.stewartenterprises.com. To receive a copy of the Form 10-K without charge, contact:

Martin de Lauréal
Senior Vice President,
Corporate Development and Investor Relations
Stewart Enterprises, Inc.
P.O. Box 11250
New Orleans, LA 70181-1250 USA
Phone (504) 729-1400
Fax (504) 729-1438
mdelaureal@stei.com

Corporate Office Address

Stewart Enterprises, Inc.
1333 S. Clearview Pkwy.
Jefferson, LA 70121
(504) 729-1400
www.stewartenterprises.com

Total Return Comparison

The graph and corresponding table below provide a comparison of the cumulative total shareholder return on our Class A common stock, the S&P 500 Index and an industry index made up of Service Corporation International ("SCI") and Carriage Services, Inc. ("Carriage") for our last five fiscal years. We believe that we, SCI and Carriage are the only major death care providers that have been publicly traded in the United States throughout the entire period covered by the graph. The information in the graph is based on the assumption of a $100 investment on October 31, 2002 at the closing price on that date and includes the reinvestment of dividends. The returns of each issuer in the industry index are weighted according to its stock market capitalization at the beginning of each period for which a return is indicated.



Cumulative Total Shareholder Return
Investment Growth
$400
$300
$200
$100
$0
2002
2003
2004
2005
2006
2007
Stewart Enterprises
S&P Index
Industry Index

Cumulative Total Shareholder Return

	October 31,					
	2002	2003	2004	2005	2006	**2007**
Stewart Enterprises	100.0	74.6	130.2	94.3	116.3	**173.0**
S&P Index	100.0	114.3	125.0	135.9	158.1	**180.4**
Industry Index	100.0	108.7	160.2	181.0	184.5	**310.9**

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(X) **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended October 31, 2007
OR
( ) **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Commission File Number: 1-15449

STEWART ENTERPRISES, INC.

(Exact name of registrant as specified in its charter)

LOUISIANA	**72-0693290**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1333 South Clearview Parkway **Jefferson, Louisiana**	**70121**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (504) 729-1400

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each Class	Name of Exchange on which registered
Class A Common Stock, No Par Value	The NASDAQ Stock Market LLC
Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes X No __

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes __ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. __

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer as defined in Rule 12b-2 of the Exchange Act. Large accelerated filer X Accelerated filer __ Non-Accelerated filer __

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes __ No X

The aggregate market value of the voting stock held by non-affiliates of the registrant as of April 30, 2007, was approximately $707,000,000.

The number of shares of the registrant's Class A common stock, no par value per share, and Class B common stock, no par value per share, outstanding as of November 30, 2007, was 94,671,012 and 3,555,020, respectively.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement in connection with the 2008 annual meeting of shareholders are incorporated in Part III of this Report.

**STEWART ENTERPRISES, INC.
AND SUBSIDIARIES**

Index

Cautionary Note

This annual report contains forward-looking statements that are generally identifiable through the use of words such as "believe," "expect," "intend," "plan," "estimate," "anticipate," "project," "will" and similar expressions. These forward-looking statements rely on assumptions, estimates and predictions that could be inaccurate and that are subject to risks and uncertainties that could cause actual results to differ materially. Important factors that may cause our actual results to differ materially from expectations reflected in our forward-looking statements include those described in Item 1A. "Risk Factors." Forward-looking statements speak only as of the date of this report, and we undertake no obligation to update or revise such statements to reflect new circumstances or unanticipated events as they occur.

PART I

Item 1. Business

Operations

Founded in 1910, Stewart Enterprises, Inc. (the "Company") is the second largest provider of funeral and cemetery products and services in the death care industry in the United States. Through our subsidiaries, we provide a complete range of funeral merchandise and services, along with cemetery property, merchandise and services, both at the time of need and on a preneed basis. As of October 31, 2007, our operations included 221 funeral homes and 139 cemeteries in 24 states within the United States and in Puerto Rico.

General. We believe that we operate one or more of the premier death care facilities in each of our principal markets, which are primarily in larger metropolitan areas in the Southern, Western, Mid-Atlantic and Mid-Western states. In our view, a "premier" facility is one that is among the most highly regarded facilities in its market area in terms of a number of factors such as tradition, heritage, reputation, physical size, volume of business, available inventory, name recognition, aesthetics and/or potential for development or expansion. While funeral homes and cemeteries in the United States perform an average of approximately 110 funerals and 160 burials per year, our facilities perform an average of approximately 270 funerals and 375 burials per year. In addition, approximately 41 percent of our properties are located in California, Florida and Texas, which are three of the four states with the highest populations over age 65, an age group that represents a large portion of our target market.

We operate most of our funeral homes and cemeteries in "clusters." Clusters are groups of funeral homes and cemeteries located close enough to one another that their operations can be integrated to achieve economies of scale. For example, clustered facilities can share vehicles, embalming services, inventories of caskets and other merchandise and, most significantly, personnel, including prearrangement sales personnel; thus, we are able to decrease our costs and expand our sales and marketing effectiveness at each location. By virtue of their proximity to one another, clustered facilities also create opportunities for more integrated and sophisticated management of operations.

Funeral operations. Our funeral homes offer a complete range of funeral services and products both at the time of need and on a preneed basis. Our services and products include family consultation, removal and preparation of remains, the use of funeral home facilities for visitation, worship and funeral services, transportation services, flowers and caskets. In addition to traditional funeral services, all of our funeral homes offer cremation products and services. Most of our funeral homes have a non-denominational chapel on the premises, which allows family visitation and religious services to take place at the same location. We also earn commissions on the sale of insurance-funded preneed funeral contracts that will be funded by life insurance or annuity contracts issued by third party insurers when we act as an agent on the sale of the policies. Funeral operations accounted for 53 percent of our revenues for fiscal year 2007.

Cemetery operations. Our cemetery operations sell cemetery property and related merchandise, including lots, lawn crypts, family and community mausoleums, monuments, markers and burial vaults, and also provide burial site openings and closings and inscriptions. Cemetery property and merchandise sales are made both at the time of need and on a preneed basis. We also maintain cemetery grounds under cemetery perpetual care contracts and local laws. Cemetery operations accounted for approximately 47 percent of our revenues for fiscal year 2007, which is a significantly larger percentage than either of our two largest competitors. We believe this is a competitive advantage because families generally return to the same cemetery for multiple generations to bury family members. Cemetery property often becomes an important part of a family's heritage, and family members who relocate are often returned to their home cemetery to be buried. We build on our relationships with our cemetery customers by offering additional cemetery property to related family members and by offering related products and services such as cemetery merchandise and funeral services at one of our funeral homes located on the cemetery grounds or nearby. Approximately 38 percent of our total cemetery acreage is available for future development.

Combination funeral home and cemetery operations. Approximately 47 percent of our cemeteries have a funeral home onsite that is operated in conjunction with the cemetery, which we refer to as a combination operation. We believe combination operations represent a competitive advantage because they offer families the convenience of complete death care services at a single location. A family that is planning a burial in one of our cemeteries often perceives our onsite funeral home to be a more desirable location for funeral services than an unaffiliated offsite funeral home. Thus, the call volume of the funeral home is enhanced by the heritage of the cemetery, and, over time, the volume of cemetery events increases as well. In addition, combination operations enhance our purchasing power, enable us to employ more sophisticated management systems and allow us to share facilities, equipment and personnel, including a preneed sales force, resulting in lower average operating costs and expanded marketing and sales opportunities. As a result, our combination operations usually generate higher operating margins compared to our stand-alone funeral homes and cemeteries. In addition to our combination operations, approximately 37 percent of our cemeteries are located within the same market as, and operated in conjunction with, one or more of our nearby funeral homes.

Third-party affiliations. We have entered into various agreements with faith-based organizations and non-profit entities and plan to pursue more of these types of affiliations. In 1987, we entered into an agreement with the Catholic Archdiocese of New Orleans pursuant to which we constructed and own a mausoleum on one of our cemeteries, and the Archdiocese of New Orleans assists in the promotion of the sale of crypts in the mausoleum to Catholic parishioners of the Archdiocese of New Orleans. The Company pays the Archdiocese of New Orleans a percentage of the revenue from the sale of all crypts in the mausoleum. Additionally, in fiscal year 1994, we constructed a funeral home and mausoleum on the grounds of the New Orleans Cemetery of the Firemen's Charitable and Benevolent Association, a non-profit organization. We own and operate the funeral home and mausoleum.

In 1997, we entered into lease agreements with the Archdiocese of Los Angeles whereby we have the right to construct and operate funeral homes on the sites of up to nine cemeteries owned and operated by the Archdiocese. As of October 31, 2007, five of these funeral homes were operating, and on November 2, 2007, we opened the sixth funeral home. The leases expire in 2039, and we do not have an option to renew. We account for these leases as operating leases. In October 2007, we entered into a contract with the Archdiocese of Los Angeles to manage the preneed sales at eleven of the Archdiocese cemeteries. We expect sales to begin in 2008.

We have a mausoleum construction and sales business, Acme Mausoleum Corporation ("ACME"), which constructs community mausoleums on third-party cemetery property and assists in the selling effort of these crypts. In return for these services, ACME receives a sales commission for the crypts sold and construction revenue. Over the last 50 years, ACME has developed relationships with the Catholic Church in approximately 70 dioceses in 39 states.

Preneed arrangements. We believe that we are distinguished from our competitors by our strong emphasis on, and more than 60-year history of experience with, preneed sales. Preneed plans enable families to specify in advance and prepay for cemetery property and funeral and cemetery services and products. We market our preneed properties, services and products domestically through a full-time staff of approximately 1,000 commissioned sales counselors. We estimate that as of October 31, 2007, the future value of our preneed backlog of funeral and cemetery products and services (including estimated future earnings on funds held in trust and build-up in the face value of third-party insurance contracts, in each case using projected returns) represented approximately $2.0 billion of revenue to be recognized in the future as these prepaid products and services are delivered. Our methods for calculating the future value of our preneed backlog are discussed in "Management's Discussion and Analysis of

Financial Condition and Results of Operations" included in Item 7. Our expertise in preneed sales has historically developed out of, and now complements, our strong cemetery operations. This is because cemetery property, such as a burial plot, is usually the first purchase a family will make when considering preneed arrangements. We build on our relationships with our preneed cemetery property customers by offering them additional preneed products and services such as cemetery merchandise and funeral services. Our focus on preneed cemetery property sales is also important because these sales generate current revenues and higher current cash flows than other types of preneed sales.

Customization, personalization and packages. Our market research indicated that consumer preferences are shifting towards more personalized memorial services and merchandise in the context of both traditional burials and cremations. We responded to these changing preferences by, among other things, training our funeral arrangers to offer our customers a broad range of options, such as designing a funeral service to reflect the special interests or accomplishments of the deceased. We developed a custom funeral planning program that as of 2006 was implemented in all of our funeral homes and is part of our regular training process. We are also changing the way our product offerings are displayed at our locations, making it easier for our customers to appreciate our wider selection. In addition, in late 2006, we implemented new funeral package pricing which provides value to our families by simplifying the selection process while enhancing the services we provide. We believe that our product and service offerings have enhanced the experiences provided to families at our funeral homes and have contributed to increased revenues per sale.

Enhanced cremation and alternative service offerings. In fiscal years 2007, 2006 and 2005, 39 percent, 39 percent and 37 percent, respectively, of the funeral services we performed in our continuing operations were cremations. A significant trend in the United States is an increasing preference of consumers for cremation. According to industry estimates, 32 percent of funeral services in the United States during 2005 resulted in cremations, and cremations are expected to represent 39 percent of funeral services in the United States by the year 2010. All of our funeral homes offer cremation products and services. While the average revenue for a cremation service is generally lower than that of a traditional full-service funeral, we have found that these revenues can be substantially enhanced by our emphasis on customization. For example, in addition to a personalized memorial service to celebrate the life of the deceased, an enhanced cremation may include a casket, an urn and a niche in a mausoleum or columbarium in which to place the remains. We continue to market our products and services to address the rising demand for cremations. Our 22 alternative service firms are generally located in leased premises and have lower overhead than traditional funeral homes. These firms primarily offer direct cremations with limited additional products and services. Although death care arrangements at these locations are typically less expensive than services at a traditional funeral home, it is not our goal to be the low-price leader in these markets.

Trusts and escrow accounts. We maintain three types of trusts and escrow accounts: (1) preneed funeral merchandise and services, (2) preneed cemetery merchandise and services and (3) cemetery perpetual care. For further discussion of these trusts and escrow accounts, see Notes 4, 5 and 6 to the consolidated financial statements included in Item 8 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7.

We believe that the balances in our trusts and escrow accounts, along with future earnings on the balances, insurance proceeds and installment payments due under contracts will be sufficient to cover our estimated cost of providing the related preneed services and products in the future. For additional information, see Item 1A. "Risk Factors."

Generally, our wholly-owned subsidiary, Investors Trust, Inc. ("ITI"), a Texas corporation with trust powers, serves as investment advisor for our investment portfolio and for our prearranged funeral, merchandise and cemetery perpetual care trusts and escrow accounts. ITI provides investment advisory services exclusively to our trusts for a fee. Under state trust laws, we are allowed to charge the trusts a fee for managing the investment of the trust assets. We have elected to perform these services in-house, and the fees are recognized as income as the services are performed. For additional information, see Note 20 to the consolidated financial statements included in Item 8. ITI is registered with the SEC under the Investment Advisers Act of 1940. As of October 31, 2007, ITI managed assets with a market value of approximately $909.2 million. Lawrence B. Hawkins, one of our executive officers and a professional investment manager, serves as President of ITI. ITI operates within the guidelines of a formal investment policy established by the Investment Committee of our Board of Directors. The policy emphasizes diversification and preservation of principal while seeking appropriate levels of current income and capital appreciation.

Management. We have an experienced management team. Many of our divisional and regional managers owned and operated their own funeral homes and cemeteries and joined us when we acquired their business. Our management structure is designed to allow local funeral home directors and cemetery managers substantial flexibility in deciding how their businesses will be managed and how their products and services will be priced and merchandised. At the same time, financial and strategic goals are established by management at the corporate level.

As of October 31, 2007, we were divided into two geographic operating divisions in the United States, each of which was managed by a division president and chief financial officer. Our operating divisions are further divided into regions, each of which is managed by a regional vice president. We also have a Corporate Division, which manages our corporate services, such as accounting and treasury, information systems, human resources, training and communications, and a Sales and Marketing Division responsible for sales teams in all operating divisions. From time to time, we may increase, reduce or realign our divisions and regions.

Centralized support services. Our Shared Services Center, which we opened in 1997, was developed for the standardization and centralization of all of our facilities' administrative and support processes such as accounting, management reporting, payroll, trust administration, contract processing, accounts payable processing, accounts receivable collection and other services. It allows us to decrease our costs without diminishing service by creating significant savings on items such as trust administration fees, travel expenses, office supplies, overnight delivery and long distance telephone services. In 2006, we instituted a centralized purchasing department to provide additional momentum in negotiating favorable supplier contracts. During 2007, we implemented a new financial software system which has created efficiencies and is expected to create further efficiencies as we leverage knowledge of the new system. We will also implement a new contract processing industry-specific software in 2008 that is expected to create further efficiencies. As we look at our opportunities for growth, we expect to leverage the efficiencies that we have achieved through our Shared Services Center and expect to manage much of our growth with our existing infrastructure. Additionally, we have a centralized formal training strategy and began implementation of standardized marketing programs to enhance sales effectiveness.

Financial information about industry and geographic segments. For financial information about our industry and geographic segments for fiscal years 2007, 2006 and 2005, see Note 20 to our consolidated financial statements included in Item 8.

Business Strategy

Implement new long-term strategic plan. Our new long-term business strategy has three components: our "Best in Class Initiative," our "Innovation Initiative" and our "Acquisition Initiative." Our focus for fiscal year 2008 will be on our "Best in Class Initiative." This initiative aims to improve performance at the rooftop level by giving all managers the same key metrics by which they can measure their performance and by providing tools to facilitate the sharing of best practices by key metric. For example, one of the key metrics is an increase in the number of funeral calls. If funeral calls are below expectations, our program provides various suggestions taken from our best performing locations that the manager can use to help grow funeral calls. We will also seek to strengthen our performance-oriented company culture and to refocus management time and attention on improving field operations. The goal of our Best in Class Initiative is to generate a higher return on assets and to grow profits and cash flow.

Our "Innovation Initiative" will seek to generate new growth opportunities tangential but not tied to the growth of our base business.

Our "Acquisition Initiative" is to acquire businesses and implement our Best in Class Initiatives in these newly-acquired businesses. Our Acquisition Initiative will be ongoing and will proceed as appropriate acquisition opportunities are found. We will evaluate acquisition opportunities that make sense for our business strategy at prices we believe will result in satisfactory returns.

Improve key metrics. We continue to believe that increasing cemetery property sales, funeral calls and preneed funeral sales is important to the growth of our business. These goals have been a key focus of our company for our last four fiscal years, and we plan to continue to focus on them as we implement our Best in Class Initiative.

We view preneed cemetery property sales as the catalyst for growth in our cemetery segment as they create a customer base for all our businesses. These sales also result in high margins and produce positive cash flow. We have transitioned to personalized selling, and in addition to responding to requests generated by our media campaigns, our salespeople have been successful in obtaining referrals from their existing customer base, allowing them to assist new customers with their cemetery and funeral needs.

We continue to develop and implement strategies to drive at-need and preneed funeral growth throughout our organization. We are using the most successful tactics of our top performing funeral homes to develop strategies to drive funeral call growth throughout our organization with an increased focus on preneed funeral sales. We believe that the continuous addition of preneed funeral contracts to our backlog is a primary driver of sustainable long-term growth in the number of families served by our funeral homes.

Continue focus on improving cash flow and controlling costs. We plan to continue our focus on improving our cash flow and continue controlling our costs by, among other things, obtaining volume discounts from suppliers and leveraging our operating costs through clustering and combination operations. Additionally, we have been incentivizing local managers to control costs by tying their compensation more closely to the profitability of the locations they manage. During fiscal year 2006, we established a director of purchasing position to provide additional focus and momentum in negotiating favorable long-term contracts with our supplier base. In 2007, we completed the sale of $250.0 million of convertible notes which will significantly decrease our future interest payments and improve cash flow.

Continue focus on customer and employee satisfaction. Part of our strategic plan focuses on putting people first – customers and employees. We have conducted market research to obtain a clearer understanding of customer service expectations and are measuring the results through one of our key metrics – a customer service rating. We also seek to enhance employee satisfaction through professional growth, which includes the implementation of a mentoring program and succession plan for all key employee positions. We continue to invest in the professional growth of our employees through numerous programs.

Maintain backlog through preneed marketing. We consider maintaining our backlog through preneed marketing to be an integral part of our long-term business strategy. Our primary objective is to balance our preneed sales levels and our cash investment while maintaining a sustainable and predictable level of growth in our backlog. The aging of the population represents a significant opportunity for us to expand our customer base through preneed marketing, as persons over 50 years of age are most likely to make these purchases.

Deploy cash flow. We plan to continue to evaluate our options for deployment of cash flow as opportunities arise. We believe that the use of our cash to pay dividends, repurchase stock, construct funeral homes on cemeteries of unaffiliated third parties and make acquisitions of or investments in death care or related business are attractive options. We believe that growing our organization through acquisitions and investments is a good business strategy, as it will enable us to enjoy the important synergies and economies of scale from our infrastructure.

The Death Care Industry

Industry consolidation. Death care businesses in the United States have traditionally been relatively small, family-owned enterprises that have passed through successive generations within the family. The decade of the 1990s witnessed a trend of family-owned firms consolidating with larger organizations, but this trend slowed dramatically in 1999. As the number of consolidators participating in the acquisition market declined, those that remained generally applied significantly tighter pricing criteria, and many potential sellers withdrew their businesses from the market rather than pursuing transactions at lower prices. Our industry continues to be characterized by a large number of locally-owned, independent operations, with approximately 80 percent of industry revenue being generated by independently-owned operations. We estimate that our industry, which consists of approximately

22,000 funeral homes and 10,500 cemeteries in the United States, collectively generates approximately $15 billion in annual revenue.

Large public death care companies have also experienced consolidation. In 1999, The Loewen Group, Inc., at the time the second largest provider and a primary competitor for acquisitions, entered into bankruptcy proceedings. In addition, Equity Corporation International, previously the fourth largest public death care company and another of our competitors for acquisitions, merged with Service Corporation International in 1999. The Loewen Group emerged from bankruptcy as Alderwoods Group, Inc. and was acquired by Service Corporation International in November 2006.

During the 1990s, we grew rapidly primarily through acquisitions of funeral homes and cemeteries both domestically and abroad, financed by new equity and debt capital. We ceased our acquisition activity in 1999 and developed strategies for improving our cash flow and reducing and restructuring debt. During fiscal year 2000 through fiscal year 2003, we completed our transitional strategies of improving our cash flow, restructuring and reducing our debt and selling our foreign assets. During fiscal years 2004 through 2007, we sold underperforming assets, refinanced and further reduced our debt and implemented new strategies to improve operations. We believe, at the right pricing, that growing our organization through acquisitions can again be a good business strategy, as it will enable us to enjoy the important synergies and economies of scale from our infrastructure.

Importance of tradition; barriers to entry. We believe it is difficult for new competitors to enter existing markets successfully by opening new cemeteries and funeral homes. Entry into the cemetery market can be difficult due to several factors. Because families tend to return to the same cemetery for multiple generations to bury family members, it is difficult for new cemeteries to attract families. Additionally, mature markets, including many of the metropolitan areas where our cemeteries are located, are often served by an adequate number of existing cemeteries with sufficient land for additional plots, whereas land for new cemetery development is often scarce and expensive. Regulatory complexities and zoning restrictions also make entry into the cemetery market difficult. Finally, development of a new cemetery usually requires a significant capital investment that takes several years to produce a return. Entry into the funeral home market can be difficult for many of the same reasons. Families are often willing to move from an existing funeral home to a newer facility developed on the grounds of their preferred cemetery; however, absent that connection, families tend to choose the funeral home that previously served their family. Families also choose a funeral home because of its reputation, which can only be developed over time.

Continuing need for products and services; increasing number of deaths. There is an inevitable need for our products and services. Although the number of deaths in the United States will reflect short-term fluctuations, deaths in the United States are expected to increase at a steady, moderate pace over the long-term. According to the United States Bureau of the Census, the number of deaths in the United States is expected to increase by approximately 1 percent per year, from 2.4 million in 2005 to 2.6 million in 2010. Furthermore, the average age of the population in the United States is increasing. According to the United States Bureau of the Census, the United States population over 50 years of age is expected to increase by approximately 2 percent per year, from 76.8 million in 2000 to 98.6 million in 2010. We believe the aging of the population is particularly important because it expands our target market for preneed sales, as persons over the age of 50 are the most likely group to make preneed funeral and cemetery arrangements.

Growing demand for cremation. A significant trend in the United States is an increasing preference of consumers for cremations. The trend toward cremations has been a significant concern for traditional funeral home and cemetery operators because cremations have typically included few, if any, additional products or services other than the cremation itself. For additional information, including information about our strategies to address this trend, see "Operations – Enhanced cremation and alternative service offerings."

Competition

Our funeral home and cemetery operations generally face intense competition in local markets that typically are served by numerous funeral home and cemetery firms. We also compete with monument dealers, casket retailers, low-cost funeral providers and crematories, and other non-traditional providers of limited services or products. Discount retailers have begun marketing caskets at prices that are sometimes substantially lower than what we offer. Consumers also can now buy caskets in funeral supply stores and directly from manufacturers, as well as over the Internet. Market share for funeral services and cemetery property is largely a function of goodwill, family heritage and tradition, although competitive pricing, professional service and attractive, well-maintained and conveniently located facilities are also important, and price can be especially important for funeral and cemetery merchandise. Extensive marketing through media advertising, direct mailings and personal sales calls has increased in recent years, especially with respect to the sale of preneed funeral services.

Traditional cemetery and funeral service operators face competition from the increasing number of cremations in the United States. Additional information about the trend toward cremation and our strategies to address that trend can be found under the heading "Operations – Enhanced cremation and alternative service offerings."

Regulation

Our funeral home operations are regulated by the Federal Trade Commission (the "FTC") under the FTC's Trade Regulation Rule on Funeral Industry Practices, 16 CFR Part 453 (the "Funeral Rule"), which went into effect on April 30, 1984, and was revised effective July 19, 1994. The FTC began reviewing the Funeral Rule in 1999 at which time it conducted hearings to receive input from industry and consumer groups. At this time, the FTC has not issued any proposed changes to the regulation nor are any anticipated in the immediate future.

The Funeral Rule defines certain acts or practices as unfair or deceptive and contains certain requirements to prevent these acts or practices. The preventive measures require a funeral provider to give consumers accurate, itemized price information and various other disclosures about funeral goods and services and prohibit a funeral provider from: (1) misrepresenting legal, crematory and cemetery requirements; (2) embalming for a fee without permission; (3) requiring the purchase of a casket for direct cremation; and (4) requiring consumers to buy certain funeral goods or services as a condition for furnishing other funeral goods or services.

Our operations are also subject to extensive regulation, supervision and licensing under numerous federal, state and local laws and regulations. For example, state laws impose licensing requirements for funeral homes and funeral directors and regulate preneed sales. Our embalming facilities are subject to stringent environmental and health regulations. We have a department that monitors compliance, and we believe that we are in substantial compliance with the Funeral Rule and all such laws and regulations. Federal, state and local legislative bodies and regulatory agencies frequently propose new laws and regulations, some of which could have a material effect on our operations and on the death care industry in general. We cannot predict the outcome of any proposed legislation or regulation or the effect that any such legislation or regulation might have on us.

Employees

As of October 31, 2007, we employed approximately 5,500 persons, and we believe that we maintain a good relationship with our employees. Approximately 140 of our employees are represented by labor unions or collective bargaining units.

Additional Information

Our business was incorporated as a Louisiana corporation in 1970. Our principal executive offices are located at 1333 South Clearview Parkway, Jefferson, Louisiana 70121, and our telephone number is 504-729-1400. Our website address is www.stewartenterprises.com, where all of our public filings are available free of charge on the same day they are filed with the Securities and Exchange Commission ("SEC"). The SEC also maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC's website address is www.sec.gov.

Item 1A. Risk Factors

Cautionary Statements

Our business is subject to significant risks. We caution readers that the following important factors, among others, in some cases have affected, and in the future, could affect, our actual consolidated results and could cause our actual consolidated results in the future to differ materially from the goals and expectations expressed in the forward-looking statements in this report and in any other forward-looking statements made by us or on our behalf.

Risks Related to Our Business

We have experienced a decline in funeral call volume for a number of years due to many factors, such as the number of deaths and competition in our markets, our ability to identify changing consumer preferences and various other factors, some of which are beyond our control.

We experienced declines in same-store funeral call volumes for a number of years due to many factors described elsewhere herein including the number of deaths, intense competition and our ability to identify changing consumer preferences. From fiscal years 2001 to 2007, we experienced same-store funeral call volume changes of (1.5) percent, (2.6) percent, (1.0) percent, 0.4 percent, (0.2) percent and (2.2) percent, respectively. We can give no assurance that we will be able to increase same-store funeral call volumes over the long term. Declines in same-store funeral calls can adversely affect revenues and profits if not offset by increases in average revenue per call or other sources of revenue.

Price competition could reduce market share or cause us to reduce prices to retain or recapture market share, either of which could reduce revenues and margins.

Our funeral home and cemetery operations generally face intense competition in local markets that typically are served by numerous funeral homes and cemetery firms. We have historically experienced price competition primarily from independent funeral home and cemetery operators, and from monument dealers, casket retailers, low-cost funeral providers and other non-traditional providers of services or products including, in recent years, internet providers. From time to time, this price competition has caused us to lose market share in some markets. In other markets, we have had to reduce prices, thereby reducing profit margins in order to retain or recapture market share. Increased price competition in the future could further reduce revenues, profit margins and backlog and potentially impact our annual goodwill impairment analysis.

Discount retailers sell caskets at prices substantially lower than prices we offer. Consumers also can now buy caskets in funeral supply stores and directly from manufacturers, as well as over the Internet. Competition from these sources could reduce our casket sales, which could adversely affect funeral revenues and margins.

Increased advertising and better marketing by competitors, as well as increased offering of products or services over the Internet, could cause us to lose market share and revenues or cause us to incur increased costs or to decrease prices in order to retain or recapture market share.

In recent years, the marketing of preneed funeral services through television, radio and print advertising, direct mailings and personal sales calls has increased. Extensive advertising or effective marketing by competitors in local markets could cause us to lose market share and revenues or cause us to incur increased marketing costs. In addition, competitors may change the types or mix of products or services offered. These changes may attract customers, causing us to lose market share and revenue or to incur costs necessary to respond to competition by varying the types or mix of products or services offered by us. Also, increased use of the Internet by customers to research and/or purchase products and services could cause us to lose market share to competitors offering to sell products or services over the Internet.

If we are not able to respond effectively to changing consumer preferences, our market share, revenues and profitability could decrease.

Future market share, revenues and profits will depend in part on our ability to anticipate, identify and respond to changing consumer preferences. We may not correctly anticipate or identify trends in consumer preferences, or we may identify them later than our competitors do. In addition, any strategies we may implement to address these trends may prove incorrect or ineffective.

Earnings from and principal of trusts and escrow accounts could be reduced by changes in stock and bond prices and interest and dividend rates.

We maintain three types of trusts and escrow accounts: (1) preneed funeral merchandise and services, (2) preneed cemetery merchandise and services and (3) cemetery perpetual care. Earnings and investment gains and losses on trusts and escrow accounts are affected by financial market conditions that are not within our control. Earnings are also affected by the mix of fixed-income and equity securities that we choose to maintain in the trusts, and we may not choose the optimal mix for any particular market condition. The size of the trusts depends upon the level of preneed sales and maturities, the amount of ordinary income and investment gains or losses and funds added through acquisitions, if any. Declines in earnings from cemetery perpetual care trusts would cause a decline in current cash flows and revenues, while declines in earnings from other trusts and escrow accounts could cause a decline in future cash flows and revenues. In addition, any significant or sustained investment losses could result in there being insufficient funds in the trusts to cover the cost of delivering services and merchandise or maintaining cemeteries in the future. Any such deficiency would have to be covered by cash flow, which could have a material adverse effect on our financial position and results of operations.

At October 31, 2007, we had net unrealized gains in our preneed funeral and cemetery merchandise and services trusts totaling $20.7 million and $8.4 million, respectively, based on the adjusted cost basis of the investments, and had other than temporary declines of $74.3 million and $40.9 million, respectively, from the original cost basis. Unrealized gains and losses in those trusts have no immediate impact on our revenues, margins, earnings or cash flow, unless the fair market value of the trusts were to decline below the estimated costs to deliver the underlying products and services. If that were to occur, we would record a charge to earnings to record a liability for the expected losses on the delivery of the associated contract. Over time, gains and losses realized in the trusts are allocated to underlying preneed contracts and affect the amount of the trust earnings we record when we deliver the underlying products or services. Accordingly, if the market value of these investments does not improve, the trusts may eventually realize losses, and our revenues, margins, earnings and cash flow would be negatively affected by the reduced revenue when we deliver the underlying products and services. At October 31, 2007, we had net unrealized gains in our cemetery perpetual care trusts of $13.2 million based on the adjusted cost basis of the investments and had other than temporary declines of $32.8 million from the original cost basis. Unrealized gains and losses in the cemetery perpetual care trusts do not affect current earnings but unrealized losses could limit the capital gains available to us and could result in lower returns and lower current revenues than we have historically achieved.

Increased preneed sales may have a negative impact on current cash flow and earnings.

Preneed sales of cemetery property and funeral and cemetery products and services, which are generally paid on an installment basis, are generally cash flow negative initially, primarily due to the commissions and other costs to acquire the sale and the fact that a portion of the sales proceeds is required to be placed into trusts or escrow accounts. We will continue to invest a significant portion of cash flow in preneed acquisition costs, which reduces cash flow available for other activities, and, to the extent preneed activities are increased, cash flow would be further reduced, and our ability to service debt could be adversely affected.

Increased costs may have a negative impact on earnings and cash flows.

We may not be successful in maintaining our margins and may incur additional costs. For example, we have experienced increased property and casualty insurance costs primarily as a result of Hurricanes Katrina, Wilma and Rita. We have also incurred significant legal costs to defend unanticipated class action litigation and the SEC investigation. We will incur additional costs in fiscal year 2008 in conjunction with improving our business systems. In addition, the cost of certain commodities, particularly copper which represents a large component of our bronze markers sold in our cemetery business, has increased significantly. Some of the costs impacting our business are largely beyond our control. To the extent that we are unable to pass these cost increases on to our customers, they will have a negative impact on our earnings and cash flows.

Our business is subject to the risk of losses due to hurricanes and other natural disasters.

Our Company is headquartered in the New Orleans metropolitan area, and approximately 75 of our funeral homes and 45 of our cemeteries, along with our mausoleum construction and sales business, Acme Mausoleum, are located near the Gulf Coast in southern Texas, Louisiana, Mississippi, Alabama and Florida, along the eastern coasts of Florida, and North and South Carolina and in Puerto Rico. These areas are periodically threatened by hurricanes, which can damage our properties, interrupt our business and disrupt the lives of our customers and employees. We are also at risk for tornadoes at our locations in the midwestern United States and for earthquakes at our locations along the west coast of the United States.

In fiscal year 2005 our business was adversely affected by Hurricanes Katrina, Wilma and Rita. We believe that a significant portion of the loss we experienced due to Hurricane Katrina should be covered by insurance, but we cannot predict the long-term effects on our operations because of the economic conditions currently existing in the New Orleans metropolitan area or the timing and amount of collection of insurance recoveries.

Our Chairman may have a significant and disproportionate influence on the outcome of election of directors and other matters presented for a vote of shareholders and this control may be exercised in a manner that may conflict with the interests of shareholders.

As of October 31, 2007, our Chairman, Frank B. Stewart, Jr., held 7,248,727 shares (or approximately 8 percent) of our outstanding Class A common stock and all of the 3,555,020 outstanding shares of our Class B common stock. Because each share of Class B common stock is entitled to 10 votes on all matters presented for a vote by our shareholders, Mr. Stewart controls approximately 33 percent of our total voting power, while holding approximately 11 percent of our outstanding equity. Accordingly, Mr. Stewart may have a significant and disproportionate influence over the election of directors and other matters requiring the affirmative vote of our shareholders and this control may be exercised in a manner that may conflict with the interest of shareholders. Additionally, because Louisiana law and our articles of incorporation require the affirmative vote of two-thirds of the voting power present to approve certain major transactions and any amendments to our articles of incorporation, Mr. Stewart may have the ability to prevent the consummation of such actions, even if they are recommended by our Board of Directors and favored by a substantial majority of our shareholders.

Servicing our debt will require a significant amount of cash, and our ability to generate sufficient cash depends on many factors, some of which are beyond our control.

Our ability to make payments on and to refinance our debt depends on our ability to generate cash flow. This, to a significant extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our ability to borrow funds in the future to make payments on our debt will depend on our meeting the financial covenants in our senior secured credit facility and other debt agreements we may have in the future. Our business may not generate cash flow from operations, and future borrowings may not be available to us under our senior secured credit facility or otherwise in an amount sufficient to enable us to pay our debt or to fund other liquidity needs. As a result, we may need to refinance all or a portion of our debt on or before maturity. We may not be able to refinance any of our debt on favorable terms, or at all. Any inability to generate sufficient cash flow or refinance our debt on favorable terms could have a material adverse effect on our financial condition.

We may be unable to repurchase our 6.25 percent senior notes and our senior convertible notes when required by the holders, or to pay the cash portion of the conversion value upon conversion of our senior convertible notes.

Upon a change of control of our company as defined in the relevant indenture, holders of our 6.25 percent senior notes will have the right to require us to repurchase all or any part of their notes for cash at a price equal to 101 percent of the principal amount of the notes repurchased, plus any accrued and unpaid interest. In addition, upon fundamental change events specified in the relevant indenture, holders of our senior convertible notes may require us to purchase for cash all or a portion of their notes at a price equal to 100 percent of the principal amount of the notes plus accrued and unpaid interest. Also, upon conversion of our senior convertible notes, we will be required to deliver to the holders a cash payment equal to the lesser of the principal amount of the notes being converted or the conversion value of the notes. As a result, we may be required to pay significant amounts of cash to holders of the senior convertible notes upon conversion. We cannot assure you that we will have sufficient financial resources to make these payments when due. Any inability to make these payments would constitute an event of default under the indentures governing these notes and would also cause cross-defaults under the terms of our other debt agreements.

The call options we purchased and the warrants we sold contemporaneously with the sale of our senior convertible notes may affect the trading price of our Class A common stock and the value of the senior convertible notes.

The counterparties to the call options we purchased and warrants we sold may engage in hedging activities and modify their hedge positions from time to time prior to the conversion or maturity of our senior convertible notes, particularly around the time of any conversion of the notes. These hedging activities may include purchasing and selling shares of our Class A common stock, or other of our securities, or other instruments, including over-the-counter derivative instruments. The effect, if any, of these activities on the trading price of our Class A common stock or the senior convertible notes will depend in part on market conditions at the time and cannot be reasonably predicted at this time. Any of these activities could adversely affect the trading price of our Class A common stock and the value of the senior convertible notes. For additional information about the call options we purchased and the warrants we sold, see Note 14 to our consolidated financial statements included in Item 8.

Exercise of the outstanding warrants could dilute the ownership interests of our existing stockholders.

Concurrently with the sale of our senior convertible notes, we sold warrants expiring in 2014 to purchase approximately 11.3 million shares of Class A common stock at $12.93 per share and warrants expiring in 2016 to purchase approximately 11.3 million shares of Class A common stock at $13.76 per share. The warrants expiring in 2014 may not be exercised prior to the maturity of the senior convertible notes due in 2014, and the warrants expiring in 2016 may not be exercised prior to the maturity of the senior convertible notes due in 2016. The warrants may be settled in cash at our election. Exercise of the warrants could dilute the ownership interests of our existing stockholders. For additional information, see Note 14 to our consolidated financial statements included in Item 8.

The accounting method for our senior convertible notes is subject to change. Proposed new rules, if adopted, would substantially increase our reported interest expense relating to the senior convertible notes.

In July 2007, the Financial Accounting Standards Board ("FASB") agreed to issue for comment a proposed FASB Staff Position that if adopted would change the accounting for convertible debt instruments that permit cash settlement upon conversion, and would apply to our senior convertible notes. The proposal would require us to separately account for the liability and equity components of our senior convertible notes in a manner intended to reflect our nonconvertible debt borrowing rate. We would be required to determine the carrying amount of the senior convertible note liability by measuring the fair value as of the issuance date of a similar note without a conversion feature. The difference between the proceeds from the sale of the senior convertible notes and the amount reflected as the senior convertible note liability would be recorded as additional paid-in capital. In other words, the convertible debt would be recorded at a discount to reflect its below market coupon interest rate. The excess of the principal amount of the senior convertible notes over their initial fair value (the "discount") would be accreted to interest expense over the expected life of the senior convertible notes. We would be required to record as interest expense not only the coupon interest payments on the senior convertible notes as currently required, but also the accretion of the discount on the senior convertible notes. Thus, the new accounting rules would substantially increase our reported interest expense relating to the senior convertible notes and would have an adverse effect on our reported earnings, which could be material.

The FASB issued an exposure draft reflecting the proposed new rules on August 31, 2007, and we believe the FASB plans to issue final guidance in January 2008.

Accordingly, if the proposed new rules are adopted as currently anticipated, we expect to record higher interest expense relating to the senior convertible notes beginning in fiscal 2009. Additionally, interest expense related to the senior convertible notes reported in prior periods would be higher than previously reported due to the retrospective application of the new rules. We cannot predict whether or when the new rules will be adopted nor whether they will be adopted as proposed. We do not expect any changes in accounting for the senior convertible notes to affect our past or future reported cash flows relating to the senior convertible notes, and the changes would not affect our actual cash interest payments on these notes.

Increases in interest rates would increase interest costs on our variable-rate long-term debt and could have a material adverse effect on our net income and earnings per share.

Amounts borrowed under the senior secured credit facility are subject to variable interest rates. Any significant increase in interest rates could increase our interest costs on our variable-rate long-term debt or indebtedness incurred in the future, which could decrease our net income and earnings per share materially.

Our ability to maintain compliance with our covenants under our senior secured credit facility and 6.25 percent senior notes is dependent upon many factors. Covenant restrictions may also limit our ability to operate our business.

Our senior secured credit facility and the indenture governing the 6.25 percent senior notes contain, among other things, covenants that restrict our and our subsidiaries' activities. Our senior secured credit facility limits, among other things, our and the guarantors' ability to: borrow money; pay dividends or distributions; purchase or redeem stock; make investments; engage in transactions with affiliates; engage in sale and leaseback transactions; consummate specified asset sales; effect a consolidation or merger or sell, transfer, lease, or otherwise dispose of all or substantially all of our assets; and create liens on our assets. In addition, our senior secured credit facility contains specific limits on capital expenditures. Furthermore, our senior secured credit facility requires us to maintain specified financial ratios and satisfy financial condition tests. The indenture governing the 6.25 percent senior notes restricts our and the guarantors' ability to create liens on assets, enter into sale and leaseback transactions and merge or consolidate with other companies. Our and our subsidiaries' future indebtedness may contain similar or even more restrictive covenants.

These covenants may require that we take action to reduce our debt or to act in a manner contrary to our business objectives. In addition, events beyond our control, including changes in general economic and business conditions, may affect our ability to satisfy these covenants. We might not meet those covenants, and the lenders might not waive any failure to meet those covenants. A breach of any of those covenants could result in a default under such indebtedness. If an event of default under our senior secured credit facility occurs, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. Any such declaration would also result in an event of default under the indenture governing the 6.25 percent senior notes. For additional information, see "Liquidity and Capital Resources" included in Item 7.

The payment of dividends on our common stock in the future is subject to uncertainties.

The declaration of dividends on our common stock in the future is subject to the discretion of our Board of Directors each quarter after its review of our financial performance. Our ability to pay dividends is restricted under our senior credit facility. See Note 14 to the consolidated financial statements included in Item 8.

Unanticipated litigation or negative developments in pending litigation or the SEC investigation could have a material adverse effect on our financial statements.

We are a defendant in the litigation described in Note 19 to the consolidated financial statements included in Item 8 and other litigation in the ordinary course of business. Also as described in Note 19, we have received a subpoena from the SEC, issued pursuant to a formal order of investigation, seeking documents and information related to our previously disclosed and completed deferred revenue project. The outcome of litigation and investigations is inherently uncertain and adverse developments or outcomes can result in significant monetary damages, penalties or injunctive relief against us.

We may not be able to consummate significant acquisitions of or investments in death care or related businesses successfully.

Although we have not made any significant acquisitions in recent years, we may in the future. Also, our "Innovation Initiative" calls for us to seek to generate new growth opportunities tangential but not tied to the growth of our base business. Any such acquisitions and investments have risks. We may fail to identify suitable candidates, and even if we do, we may not be able to successfully complete the transaction or integrate the new business into our existing business. We may not be able to find businesses for sale at prices we are willing to pay. Acquisition activity, if any, will also depend on our ability to enter new markets. Due in part to our lack of experience operating or investing in new areas and to the presence of competitors who have been in certain markets longer than we have, such acquisitions or investments may be more difficult or expensive than we anticipate.

The application of generally accepted accounting principles to our business is complex, and we have had significant changes in the application of generally accepted accounting principles to our business. No assurances can be given that we will not face similar issues in the future.

Our industry is unusual because we often sell products and services many years prior to the time they are required to be delivered, and we are required by varying state laws to hold customer funds related to these sales in trust until the products and services are delivered. The accounting for these unusual features is complex, and in recent years there have been periodic changes in the application of Generally Accepted Accounting Principles to our business. Some of these changes have made it difficult to compare results from one period to the next. Such changes have also increased our administrative costs. We can give no assurances that we will not face similar issues in the future.

Risks Related to the Death Care Industry

Declines in the number of deaths in our markets can cause a decrease in revenues. Changes in the number of deaths are not predictable from market to market or over the short term, and reliable statistics on deaths in particular markets can be difficult to obtain.

Declines in the number of deaths could cause at-need sales of funeral and cemetery services, property and merchandise to decline and could cause a decline in the number of preneed sales being delivered, both of which could decrease revenues. Although the United States Bureau of the Census estimates that the number of deaths in the United States will increase by approximately 1 percent per year from 2000 to 2010, longer lifespans could reduce the rate of deaths. Changes in the number of deaths can vary among local markets and from quarter to quarter, and variations in the number of deaths in our markets or from quarter to quarter are not predictable. However, generally the number of deaths fluctuates with the seasons with more deaths occurring during the winter months primarily resulting from pneumonia and influenza. These variations can cause revenues to fluctuate.

Our comparisons of the change in the number of families served to the change in the number of deaths reported by the Centers for Disease Control and Prevention ("CDC") from time to time may not necessarily be meaningful. The CDC receives weekly mortality reports from 122 cities and metropolitan areas in the United States within two to three weeks from the date of death and reports the total number of deaths occurring in these areas each week based on the reports received from state health departments. The comparability of our funeral calls to the CDC data is limited, as reports from the state health departments are often delayed, and the 122 cities reporting to the CDC are not necessarily comparable with the markets in which we operate.

A weakening economy could decrease preneed sales and average revenue per at-need event. Declines in preneed cemetery property sales would reduce current revenue. Declines in preneed funeral and cemetery service and merchandise sales would reduce our backlog and could reduce our future revenues and market share.

A weakening economy that causes customers to reduce discretionary spending could cause, and we believe has caused in the past, a decline in preneed sales. A reduction in discretionary spending could also decrease prices and amounts at-need customers are willing to pay. Geopolitical concerns could lower consumer confidence, which could also decrease discretionary spending.

We have experienced an increase in the proportion of lower-priced, non-traditional funeral services and direct cremations, which we believe is part of the continuing national trend toward increased cremation.

Our traditional cemetery and funeral service operations face competition from the increasing number of cremations in the United States. Industry studies indicate that the percentage of cremations has steadily increased and that cremations will represent approximately 39 percent of deaths in the United States by the year 2010, compared to 32 percent in 2005. In fiscal years 2005, 2006 and 2007, 37 percent, 39 percent and 39 percent, respectively, of the funeral services we performed in our continuing operations were cremations, and 54 percent, 56 percent and 56 percent of those were direct cremations, respectively. A full service cremation, which includes a funeral service, a casket and memorialization of the remains in a mausoleum or columbarium niche or a burial of the remains, can result in funeral and cemetery revenue and profit margins similar to those of traditional funeral services and burials, although the cemetery property sale revenue would generally be lower. In contrast, a basic or direct cremation, with no funeral service or casket and no memorialization of the remains, produces no revenues for cemetery operations and lower revenues and profit margins for funeral operations when delivered through a traditional funeral home. During fiscal year 2006 and 2007, we experienced a reduction in the proportion of full service traditional funeral services and cremations and an increase in the proportion of lower-priced, non-traditional funeral services and direct cremations. A continuation of this trend would adversely affect the revenues and gross profits of our funeral and cemetery businesses. To address this trend, we have been intensifying our efforts to market full service funerals and cremations. In addition, the increasing trend towards cremations in the United States could cause us to lose market share to firms specializing in cremations.

Because the funeral and cemetery businesses are high fixed-cost businesses, positive or negative changes in revenue can have a disproportionately large effect on cash flow and profits.

Funeral homes and cemetery businesses must incur many of the costs of operating and maintaining facilities, land and equipment regardless of the level of sales in any given period. For example, we must pay salaries, utilities, property taxes and maintenance costs on funeral homes and maintain the grounds of cemeteries regardless of the number of funeral services or interments performed. Because we cannot decrease these costs significantly or rapidly when we experience declines in sales, declines in sales can cause margins, profits and cash flow to decline at a greater rate than the decline in revenues.

Changes or increases in, or failure to comply with, regulations applicable to our business could increase costs or decrease cash flows.

The death care industry is subject to extensive regulation and licensing requirements under federal, state and local laws. For example, the funeral home industry is regulated by the FTC, which requires funeral homes to take actions designed to protect consumers. State laws impose licensing requirements and regulate preneed sales. Embalming facilities are subject to stringent environmental and health regulations. Compliance with these regulations is burdensome, and we are always at risk of not complying with the regulations.

In addition, from time to time, governments and agencies propose to amend or add regulations, which could increase costs or decrease cash flows. For example, federal, state, Puerto Rican and other regulatory agencies have considered and may enact additional legislation or regulations that could affect the death care industry. Several jurisdictions and regulatory agencies have considered or are considering regulations that could require more liberal refund and cancellation policies for preneed sales of products and services, limit or eliminate our ability to use surety bonding, impose or increase trust requirements and prohibit the common ownership of funeral homes and cemeteries in the same market. If adopted by the regulatory authorities of the jurisdictions in which we operate, these and other possible proposals could have a material adverse effect on us, our financial condition, our results of operations, our cash flows and our future prospects.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The following table shows the number of funeral homes and cemeteries we operated in each of our geographic operating segments as of October 31, 2007:

Operating Segment	Number of Funeral Homes	Number of Cemeteries	Geographic Areas
Western Division – Funeral --------	115		Alabama, Arkansas, California, Illinois, Kansas, Louisiana, Mississippi, Missouri, Nebraska, Oregon, Texas, Washington
Western Division – Cemetery------		47	Alabama, Arkansas, California, Kansas, Louisiana, Mississippi, Missouri, Nebraska, Oregon, Texas, Washington, Wisconsin
Eastern Division – Funeral ---------	106		Alabama, Florida, Georgia, Maryland, North Carolina, Pennsylvania, South Carolina, Tennessee, Virginia, West Virginia and Puerto Rico
Eastern Division – Cemetery ------		92	Alabama, Florida, Georgia, Kentucky, Maryland, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Virginia, West Virginia and Puerto Rico
	221	139	

As of October 31, 2007, approximately 76 percent of our 221 funeral home locations were owned by our subsidiaries, and approximately 24 percent were held under operating leases. The leases have terms ranging from one to 15 years, except for one lease that expires in 2032 and five leases with the Archdiocese of Los Angeles that expire in 2039. An aggregate of $0.2 million of our term notes are secured by mortgages on some of our funeral homes; these notes were either assumed by us upon our acquisition of the property or represent seller financing for the acquired property.

As of October 31, 2007, we owned 139 cemeteries covering a total of approximately 9,908 acres. Approximately 38 percent of the total acreage is available for future development.

We own a 98,200 square-foot building in suburban New Orleans that we use for our corporate headquarters, shared services center, human resources, communications, internal audit and information systems departments.

Item 3. Legal Proceedings

For a discussion of our current litigation and SEC investigation, see Note 19 to the consolidated financial statements included in Item 8.

In addition to the matters described in Note 19, we and certain of our subsidiaries are parties to a number of other legal proceedings that have arisen in the ordinary course of business. While the outcome of these proceedings cannot be predicted with certainty, we do not expect these matters to have a material effect on our consolidated financial position, results of operations or cash flows.

We carry insurance with coverages and coverage limits that we believe to be adequate. Although there can be no assurance that such insurance is sufficient to protect us against all contingencies, we believe that our insurance protection is reasonable in view of the nature and scope of our operations.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Executive Officers of the Registrant

The following table sets forth certain information with respect to our executive officers. Each of the following has served in the capacity indicated for more than five years, except as indicated below.

Name	Age	Position
Thomas J. Crawford	54	President, Chief Executive Officer and Director[1]
Thomas M. Kitchen	60	Senior Executive Vice President, Chief Financial Officer and Director[2]
Brent F. Heffron	58	Executive Vice President and President—Eastern Division[3]
Lawrence B. Hawkins	59	Executive Vice President and President—Investors Trust, Inc.
G. Kenneth Stephens, Jr.	46	Executive Vice President and President—Western Division[4]
Kenneth G. Myers, Jr.	50	Senior Vice President of Finance[5]
Larry Merington	53	Senior Vice President of Sales and Marketing[6]
Martin de Laurèal	56	Senior Vice President of Corporate Development and Investor Relations[7]
Lisa T. Winningkoff	40	Vice President and Senior Administrative Officer[8]
Lewis J. Derbes, Jr.	36	Vice President, Secretary and Treasurer[9]
Angela M. Lacour	35	Vice President, Corporate Controller and Chief Accounting Officer[10]

(1) Mr. Crawford has served as our President, Chief Executive Officer and a Director since March 31, 2007. Prior to that, he served on behalf of Sorenson Capital Partners, a private equity group, as Chief Executive Officer of Erickson Companies, a regional residential framing company with manufacturing operations in Arizona, California and Nevada. From 2003 to 2004, he was a Senior Consultant to Carew, International, a sales process consulting and training company. He was Chairman, Chief Executive Officer and President of publicly-traded The York Group, Inc., one of the largest casket manufacturers in the U.S., from 2000 until its merger with Matthews International Corporation in 2002. From 1997 to 1999, he was Executive Vice President of Sales and Marketing of Lozier Corporation, a manufacturer of retail display fixtures and systems. From 1979 to 1997, he served in various positions with the Batesville Casket Company, a leading manufacturer and supplier of caskets, including Vice President and General Manager – Hardwood Products Group, Vice President of New Business Development, Vice President of Marketing and Vice President of Logistics. Additionally, he held the positions of Director of Corporate Development for both the Batesville Casket Company and its parent company, Hillenbrand Industries.

(2) Mr. Kitchen has served as Senior Executive Vice President since March 31, 2007 and as Chief Financial Officer since December 2, 2004. He has also served as a director since February 18, 2004. From June 30, 2006 until Mr. Crawford's appointment as President and Chief Executive Officer on March 31, 2007, Mr. Kitchen served as acting Chief Executive Officer. From July 2003 until he became our Chief Financial Officer, he served as an investment management consultant with Equitas Capital Advisors, LLC. From 1987

to 1999, he was Chief Financial Officer of Avondale Industries, Inc., a publicly-traded company engaged in the design, construction, system integration and repair of large, complex ships for commercial and government customers. He served as President of Avondale from 1999 to 2002, after Avondale's acquisition by Litton Industries, which was subsequently acquired by Northrop Grumman Corporation.

(3) Mr. Heffron has served as Executive Vice President and President of our Eastern Division since July 14, 2005. From November 1, 1998 to July 13, 2005, he served as Executive Vice President and President of our Southern Division.

(4) Mr. Stephens has served as Executive Vice President and President of our Western Division since July 14, 2005. From January 31, 2000 to July 13, 2005, he served as Senior Vice President and President of our Eastern Division. From January 1, 1997 to January 30, 2000, he served as Chief Operating Officer of the Southern Region of our Eastern Division.

(5) Mr. Myers has served as Senior Vice President of Finance since February 20, 2006. He has also served as a consultant to the Company from February 2005 to February 2006. From July 2004 through February 2006, he provided consulting services specializing in Sarbanes-Oxley compliance. From 2001 to 2004, he was the Chief Executive Officer, President and Director of Conrad Industries, a publicly-traded company engaged in the construction and repair of government and commercial marine vessels. From 1992 to 2001, he served as Vice President of Avondale Industries, Inc., a publicly-traded company engaged in the design, construction, system integration and repair of large, complex ships for commercial and government customers, which was subsequently acquired by Northrop Grumman Corporation.

(6) Mr. Merington was appointed Senior Vice President of Sales and Marketing on September 17, 2007. From 2005 to 2007, he was the Chief Operating Officer of Ace Bayou, a furniture and pet products corporation in Kenner, Louisiana. From 2003 to 2005, Mr. Merington was the Vice President of Business Development at New York Environmental Services, a medical waste company. After the terrorist attack on the United States on September 11, 2001, he was called to active duty for one year as a commander in the U.S. Air Force in Afghanistan. From 1996-2001, he served in various senior management roles at Browning-Ferris Industries before becoming president of its Gas Services Division.

(7) On November 1, 2007, Mr. de Laurèal was appointed Senior Vice President of Corporate Development and Investor Relations. He joined the Company in 1977 and has held numerous management positions, including serving as Vice President of Corporate Development in the 1990s.

(8) Since December 2005, Ms. Winningkoff has served as Vice President and Senior Administrative Officer. From December 2004 to December 2005, she served as the Company's Compensation and Benefits Director. From July 2002 through December 2004, she served as the Director of Compliance. She joined the Company in June 1991 and held several financial and accounting positions, including Assistant Treasurer and Director of Financial Reporting.

(9) Mr. Derbes has served as Vice President, Secretary and Treasurer since May 2005. Prior to joining the Company, Mr. Derbes served as Chief Financial Officer of Conrad Industries, a publicly-traded company engaged in the construction and repair of government and commercial marine vessels, from 2002 through 2004 and as Operations Manager of Kirschman's LLC, a furniture retailer, from late 2004 until joining the Company.

(10) On July 10, 2006, Ms. Lacour was appointed Vice President, Corporate Controller and Chief Accounting Officer. She joined the Company in February 1997, and has served in a variety of financial and accounting positions including as Director of Financial Reporting and, most recently, as Assistant Corporate Controller since March 2001. Prior to joining the Company, Ms. Lacour was an auditor with KPMG LLP for four years.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our Class A common stock trades on the NASDAQ Global Select Market under the symbol STEI. On November 30, 2007, the closing sale price as reported by the NASDAQ Stock Market was $8.20. The following table sets forth, for the periods indicated, the range of high and low sale prices, as reported by the NASDAQ Stock Market. As of November 30, 2007, there were 1,130 record holders of our Class A common stock. Record holders include persons holding Class A common stock on behalf of one or more beneficial owners who are not holders of record.

	High	Low
Fiscal Year 2007		
Fourth Quarter	$ 9.13	$ 6.25
Third Quarter	8.43	6.79
Second Quarter	8.50	7.05
First Quarter	7.18	5.88
Fiscal Year 2006		
Fourth Quarter	$ 6.40	$ 5.07
Third Quarter	6.09	4.96
Second Quarter	6.04	4.87
First Quarter	5.93	4.78

There is no established public trading market for our Class B common stock. As of November 30, 2007, our Chairman, Frank B. Stewart, Jr., was the record holder of all of our shares of Class B common stock. Our Class A and Class B common stock are substantially identical, except that holders of Class A common stock are entitled to one vote per share, and holders of Class B common stock are entitled to ten votes per share. Each share of Class B common stock is automatically converted into one share of Class A common stock upon transfer to persons other than certain affiliates of Frank B. Stewart, Jr. As of October 31, 2007, by virtue of his beneficial ownership of outstanding Class A and Class B common shares, Mr. Stewart controlled approximately 33 percent of our total voting power and held approximately 11 percent of our outstanding equity.

Dividends

The Company has paid a quarterly cash dividend of two and one-half cents per share of common stock since April 2005. Although we intend to pay regular quarterly cash dividends for the foreseeable future, the declaration and payment of future dividends are discretionary and will be subject to determination by the Board of Directors each quarter after its review of our financial performance. Our ability to pay dividends is subject to restrictions contained in our secured senior credit facility. See Note 14 to the consolidated financial statements included in Item 8.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

As indicated by the table below, there were no purchases made by or on behalf of us, or of any "affiliated purchaser" as defined in SEC rules, of our equity securities registered pursuant to Section 12 of the Exchange Act, during the fourth quarter of fiscal year 2007.

Issuer Purchases of Equity Securities

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs[1]	Maximum approximate dollar value of shares that may yet be purchased under the plans or programs
August 1, 2007 through August 31, 2007	—	$ —	—	$ —
September 1, 2007 through September 30, 2007	—	$ —	—	$ —
October 1, 2007 through October 31, 2007	—	$ —	—	$ —
Total	—	$ —	—	$ —

(1) On September 19, 2007, we announced that our Board of Directors had authorized a new $25.0 million stock repurchase program. Repurchases under the program are limited to our Class A common stock, and are made in the open market or in privately negotiated transactions at such times and in such amounts as management deemed appropriate, depending upon market conditions and other factors. No repurchases were made during the fourth quarter of 2007. As of December 20, 2007, we had repurchased 1.4 million shares for $11.4 million at an average price of $8.14 per share under this program. On December 20, 2007, we announced a $25.0 million increase in this program.

Item 6. Selected Financial Data

Reclassifications

The following selected consolidated financial data for the fiscal years ended October 31, 2003 through October 31, 2007 are derived from our audited consolidated financial statements, as reclassified. The data for fiscal years 2003 through 2006 have been reclassified to reflect certain businesses as discontinued operations under the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), as discussed in footnote 1 to the table below and in Note 2(w) to the consolidated financial statements included in Item 8. The data set forth below should be read in conjunction with our consolidated financial statements and the notes thereto included in Item 8 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7.

Comparability of Information in Selected Consolidated Financial Data Table

As discussed in more detail in the footnotes to the table below and in the related footnotes to the consolidated financial statements included in Item 8, the following are the main factors that materially affect the comparability of the revenues, gross profits and assets reflected in the selected financial data:

- In fiscal year 2004, we adopted Financial Accounting Standards Board Interpretation 46R, "Consolidation of Variable Interest Entities" ("FIN 46R").
- In fiscal year 2005, we changed our method of accounting for preneed selling costs.
- In fiscal year 2006, we adopted SFAS No. 123R, "Share-Based Payment" ("SFAS No. 123R").
- All businesses sold in fiscal years 2003 through 2007 that met the criteria for discontinued operations under SFAS No. 144 have been classified as discontinued operations for all periods presented.

Selected Consolidated Financial Data
(Dollars in thousands, except per share amounts)

	Year Ended October 31, [1]				
	2007	2006	2005	2004	2003
Statement of Earnings Data:					
Total revenues	$ 522,817	$ 514,230	$ 488,909	$ 489,626	$ 473,534
Total gross profit	112,430	114,613	101,479	114,349	97,563
Earnings from continuing operations	$ 39,314	$ 37,580	$ 8,303	$ 30,575	$ 1,034
Earnings (loss) from discontinued operations	499	13	1,551	6,117	(19,066)
Cumulative effect of change in accounting principle (net of $101,061 income tax benefit in 2005)	—	—	(153,180) [1]	—	—
Net earnings (loss)	$ 39,813 [2][3][4][5]	$ 37,593 [3][4][5]	$(143,326) [3][4][5][6]	$ 36,692 [4][5]	$ (18,032) [4][5][7]
Per Share Data:					
Basic earnings (loss) per common share:					
Earnings from continuing operations before cumulative effect of change in accounting principle	$ .38	$ .35	$ .08	$ .28	$ .01
Earnings (loss) from discontinued operations	.01	—	.01	.06	(.18)
Cumulative effect of change in accounting principle	—	—	(1.40)	—	—
Net earnings (loss)	$ .39 [2][3][4][5]	$ .35 [3][4][5]	$ (1.31) [1][3][4][5][6]	$ .34 [4][5]	$ (.17) [4][5][7]
Diluted earnings (loss) per common share:					
Earnings from continuing operations before cumulative effect of change in accounting principle	$ .38	$ .35	$ .08	$ .28	$ .01
Earnings (loss) from discontinued operations	.01	—	.01	.06	(.18)
Cumulative effect of change in accounting principle	—	—	(1.40)	—	—
Net earnings (loss)	$ .39 [2][3][4][5]	$ .35 [3][4][5]	$ (1.31) [1][3][4][5][6]	$ .34 [4][5]	$ (.17) [4][5][7]
Dividends declared per common share	$ .10	$ .10	$ .075	$ —	$ —

	Year Ended October 31, [8]	
	2004	2003
Pro forma amounts assuming 2005 change in accounting principle for preneed selling costs was applied retroactively:		
Net earnings (loss)	$ 30,739	$ (24,721)
Basic earnings (loss) per common share	$ .28	$ (.23)
Diluted earnings (loss) per common share	$ .28	$ (.23)

	October 31,				
	2007	2006	2005	2004	2003
Balance Sheet Data :					
Assets	$ 2,438,974	$ 2,380,577	$ 2,335,609	$ 2,511,508	$ 2,504,161
Long-term debt, less current maturities	450,115	374,020	406,859	415,080	488,180
Shareholders' equity	423,318	446,893	439,453	587,978	552,731

Selected Consolidated Operating Data

	Year Ended October 31, (1)				
	2007	2006	2005	2004	2003
Operating Data:					
Funeral homes in operation at end of period	221	229	231	242	299
At-need funerals performed	38,072	38,937	39,264	42,542	48,544
Prearranged funerals performed	21,275	21,799	22,076	23,891	22,538
Total funerals performed	59,347	60,736	61,340	66,433	71,082
Prearranged funerals sold	29,953	30,738	28,967	29,296	28,563
Backlog of prearranged funerals at end of period	329,617	333,592	326,672	337,879	347,785
Cemeteries in operation at end of period	139	143	144	147	148
Interments performed	49,283	52,255	52,436	53,149	53,830

---

(1) Effective November 1, 2004, we changed our method of accounting for selling costs incurred related to new preneed funeral and cemetery service and merchandise sales to expense them as incurred, which resulted in a $254.2 million ($153.2 million after tax, or $1.40 per diluted share) charge for the cumulative effect of the change in accounting principle. For additional information, see Note 3(b) to the consolidated financial statements included in Item 8.

Effective April 30, 2004, we implemented FIN 46R which resulted in the consolidation of our preneed funeral and cemetery merchandise and services trusts and our cemetery perpetual care trusts. Our financial statements were not restated to reflect the implementation of FIN 46R. Accordingly, the implementation of FIN 46R is reflected in our fiscal year 2004, 2005, 2006 and 2007 financial statements, but not in our financial statements for fiscal year 2003. The implementation of FIN 46R affects classifications within the balance sheet, statement of earnings and statement of cash flows, but has no material effect on shareholders' equity, net cash flow or the recognition and reporting of revenues or net earnings. For a more detailed discussion, see Notes 2(k) and 4 through 7 to the consolidated financial statements included in Item 8.

Effective November 1, 2005, we implemented SFAS No. 123R, using the modified prospective application transition method. Our financial statements were not restated to reflect this implementation. Accordingly, the implementation of SFAS No. 123R is reflected in our fiscal year 2007 and 2006 financial statements but not in our financial statements for fiscal years 2005, 2004 and 2003. For additional information, see Note 18 to the consolidated financial statements included in Item 8.

All businesses sold in fiscal years 2003 through 2007 that met the criteria for discontinued operations under SFAS No. 144 have been classified as discontinued operations for all periods presented. The operating data presented represents activity related to our total operations for the respective year. See Note 2(w) to the consolidated financial statements included in Item 8.

(2) In the third quarter of fiscal year 2007, we recorded a charge for the loss on early extinguishment of debt of $0.7 million as a result of our senior convertible debt transaction.

(3) In fiscal year 2006, we recorded $3.2 million in business interruption insurance proceeds in funeral and cemetery revenue related to Hurricane Katrina, which struck the New Orleans metropolitan area and Mississippi and Alabama Gulf Coasts on August 29, 2005. In fiscal years 2007, 2006 and 2005, we also recorded $(2.5) million, $1.6 million and ($9.4) million, respectively, in net recoveries (expenses) related to Hurricane Katrina. See Note 22 to the consolidated financial statements included in Item 8.

(4) During fiscal years 2007 and 2006, we recorded $0.6 million and $1.0 million, respectively, in separation charges related to separation pay of former executive officers and additional reorganization costs for the 2005 restructuring of the divisions. During the fourth quarter of 2005, we restructured our operating divisions and

incurred $1.5 million in related severance charges. During fiscal years 2004 and 2003, we incurred $3.4 million and $2.5 million, respectively, in separation charges related to severance and other costs associated with workforce reductions announced in December 2003 and related to separation pay for former executive officers. See Note 13 to the consolidated financial statements included in Item 8.

(5) In fiscal year 2003, we incurred charges for the impairment of certain long-lived assets related to our divestiture plan of $9.6 million in continuing operations and $22.2 million in discontinued operations In fiscal year 2004, we recorded gains on dispositions, net of impairment losses, of ($0.2) million in continuing operations and $2.4 million in discontinued operations. In fiscal year 2005, we recorded gains on dispositions, net of impairment losses, of $1.3 million in continuing operations and $1.1 million in discontinued operations. In fiscal year 2006, we recorded gains on dispositions, net of impairment losses, of ($0.2) million in continuing operations. In fiscal year 2007, we have closed on the sale of 11 businesses. See Note 12 to the consolidated financial statements included in Item 8.

(6) In the first quarter of fiscal year 2005, we completed the refinancing of our senior secured credit facility and recorded a charge for early extinguishment of debt of $2.7 million to write off fees associated with the previous credit facility. In the second quarter of fiscal year 2005, we completed the private offering of our 6.25 percent senior notes and recorded a charge for early extinguishment of debt of $30.0 million representing the bond tender premium, related fees and expenses and the write-off of unamortized fees related to our 10.75 percent senior subordinated notes. In the third quarter of fiscal year 2005, we recorded a charge for early extinguishment of debt of $0.1 million representing the call premium and write-off of remaining unamortized fees on the 10.75 percent senior subordinated notes. For additional information, see Note 14 to the consolidated financial statements included in Item 8.

(7) In the third quarter of 2003, we incurred an $11.3 million charge related to the redemption of our Remarketable Or Redeemable Securities ("ROARS").

(8) The pro forma data presented for fiscal years 2003 and 2004 is reported as if the fiscal year 2005 change in accounting principle had occurred at the beginning of fiscal year 2003.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

We sell cemetery property and funeral and cemetery products and services both at the time of need and on a preneed basis. Our revenues in each period are derived primarily from at-need sales, preneed sales delivered out of our backlog during the period (including the accumulated trust fund earnings or build-up in the face value of insurance contracts related to these preneed deliveries), preneed cemetery property sales and other items such as perpetual care trust earnings and finance charges. We also earn commissions on the sale of insurance-funded preneed funeral contracts that will be funded by life insurance or annuity contracts issued by third party insurers when we act as an agent on the sale.

Overview of Fiscal Year 2007

For fiscal year 2007, we had net earnings of $39.8 million compared to a $37.6 million for fiscal year 2006. Fiscal year 2007 earnings from continuing operations increased by $1.7 million to $39.3 million compared to $37.6 million for fiscal year 2006.

Funeral revenue decreased $0.9 million from $280.2 million in fiscal year 2006 to $279.3 million in fiscal year 2007. During fiscal year 2006 we recorded an increase of $1.6 million in funeral revenue related to an out of period adjustment and $2.8 million of business interruption insurance proceeds related to the 2005 hurricanes. During 2007, our same-store funeral operations experienced an increase in the average revenue per traditional funeral service of 3.4 percent and an increase in average revenue per cremation service of 7.4 percent. The increase in the average revenue per traditional funeral and cremation service were partially offset by a shift in mix to lower-priced cremation services resulting in an overall increase in the same-store average revenue per funeral service of 3.5 percent. We also experienced a decrease in same-store funeral services performed of 2.2 percent. The cremation rate for our same-store operations was 39.3 percent for fiscal year 2007 compared to 38.6 percent for fiscal year 2006.

Cemetery revenue increased $9.5 million from $234.0 million in fiscal year 2006 to $243.5 million in fiscal year 2007 due to increases in construction during the period on various cemetery projects and an increase in gross cemetery property sales. These increases were partially offset by a decrease in merchandise delivery revenue due in part to a decrease in interments and an increase in the reserve for cancellations, which was due in large part to an improvement in the reserve for cancellations in the prior year following Hurricane Katrina.

Funeral gross profit decreased $2.3 million due primarily to the decrease in revenue discussed above and a $1.4 million increase in expenses. The increase in expenses is primarily due to an increase in property, casualty and general liability insurance costs along with a $0.7 million impairment charge related to funeral licenses in the state of Maryland. Cemetery gross profit increased $0.1 million.

There was a $4.1 million increase in hurricane related charges in 2007 over 2006. We recorded a $2.5 million charge for net hurricane related costs in 2007 compared to a $1.6 million recovery in 2006. Interest expense decreased $4.5 million due to a 282 basis-point decrease in the average rate during the year. The decrease in the average rate is primarily due to additional interest incurred in fiscal year 2006 on the Company's 6.25 percent senior notes as a result of the Company's inability to timely complete a required exchange offer and due in part to the reduction in interest resulting from the issuance of $250.0 million of senior convertible notes. In June 2007, we issued $125.0 million of 3.125 percent senior convertible notes and $125.0 million of 3.375 percent senior convertible notes, and we prepaid our Term Loan B. As a result of this transaction, we recorded a charge for the loss of early extinguishment of debt of $0.7 million. We recognized tax expenses and benefits during fiscal year 2007. The largest of these was a $4.2 million income tax benefit due to the utilization of a capital loss carry forward and the completion of an audit in the Commonwealth of Puerto Rico, resulting in a lower effective tax rate of 31.5 percent for fiscal year 2007 compared to 36.0 percent for fiscal year 2006.

Cash flow from operations decreased from $90.1 million for the year ended October 31, 2006 to $81.9 million for the year ended October 31, 2007, due primarily to $14.8 million in unusual trust withdrawals received during fiscal year 2006 associated with the deferred revenue project compared to $2.1 million in 2007. In addition, we made net tax payments of $9.3 million during 2007 compared to $4.2 million in 2006 due to a net operating loss carryforward utilized in fiscal year 2006. There were also $1.3 million of net cash inflows recorded related to Hurricane Katrina in 2007 compared to $3.8 million of cash outflows in 2006. Lastly, we received $2.1 million due to the execution of a lease of our mineral rights at one of our cemeteries to an outside third-party.

During fiscal year 2007, we repurchased 7,698,000 shares of our Class A common stock in connection with the June 2007 senior convertible debt transaction for $64.2 million and paid $10.2 million, or $0.10 per share, in dividends. In addition, in September 2007, the Board approved a new $25.0 million stock repurchase program, and in December 2007 increased the program by an additional $25.0 million.

For fiscal year 2007, we experienced a 6.2 percent increase in cemetery property sales and a 1.1 percent decrease in preneed funeral sales.

Reconstruction of our largest funeral operation in New Orleans began in early fiscal year 2007 and was completed in November 2007. Our second largest funeral home in New Orleans reopened in the second quarter of 2007.

We discovered certain adjustments that relate to prior accounting periods while preparing our quarterly report for the three months ended July 31, 2006 and our annual report for the year ended October 31, 2006, which are reflected in this annual report. See Note 2(v) to the consolidated financial statements included in Item 8. We do not believe these adjustments were quantitatively or qualitatively material to our financial position, results of operations and cash flows for the year ended October 31, 2006 or to any of our prior annual or quarterly financial statements. As a result, we did not restate any prior period amounts.

Preneed — Backlog, Trust Portfolio and Cash Impact of Sales

Overview

We believe that preneed funeral and cemetery property sales are two of the primary drivers of sustainable long-term growth in the number of families served by our funeral homes and cemeteries. Our preneed funeral service and merchandise sales and preneed cemetery service and merchandise sales are deferred into our backlog while our preneed cemetery property sales are recognized currently in accordance with Statement of Financial Accounting Standard ("SFAS") No. 66, "Accounting for Sales of Real Estate" ("SFAS No. 66"). For a detailed discussion of our revenue recognition policies and how we account for our at-need sales, preneed sales and trust earnings, see Notes 2(i), 2(j), 2(k), and Notes 4 through 7 to the consolidated financial statements included in Item 8.

Backlog

We estimate that as of October 31, 2007 the future value of our preneed funeral and cemetery services and merchandise backlog represented approximately $2.0 billion of revenue to be recognized in the future as these prepaid products and services are delivered. This represents the face value of the backlog plus the earnings that are projected on the funds held in trust and the estimated build-up in the face value of insurance contracts. It assumes no future preneed sales and assumes maturities each year consistent with our experience, with the majority of existing contracts expected to mature over the next 15 years. As of October 31, 2007, the value of the preneed backlog, excluding any future earnings on the funds held in trust and any build-up in the face value of insurance contracts, but including unrealized earnings and losses on the funds held in trust and realized earnings and losses on the funds held in trust not yet recognized as revenue, was approximately $1.7 billion.

Trust Portfolio

We maintain three types of trusts and escrow accounts: (1) preneed funeral merchandise and services, (2) preneed cemetery merchandise and services and (3) cemetery perpetual care. Because a portion of the funds we receive from preneed sales are deposited into the trusts and invested in a variety of debt and equity securities and other investments, the performance of the trusts' investments can affect our current and future revenue streams. We recognize earnings and losses realized by preneed funeral and cemetery merchandise and services trusts at the time of delivery of underlying products and services. We recognize all earnings and losses realized by our cemetery perpetual care trusts currently, including capital gains and losses in those jurisdictions where capital gains can be withdrawn and used for cemetery maintenance. Because approximately 59 percent of our total trust portfolio is currently invested in a diversified group of equity securities, we would generally expect our portfolio performance to improve if the performance of the overall stock market improves, but we would also expect its performance to deteriorate over time if the overall stock market declines.

The following table presents the overall annual realized return in our domestic trusts.

1991-1999	2000	2001	2002	2003	2004	2005	2006	2007
8-9%	5.8%	6.3%	4.3%	4.8%	2.6%	4.3%	5.1%	4.8%

These returns represent interest, dividends and realized capital gains or losses but not unrealized capital gains or losses. Unrealized gains or losses include temporary and other than temporary gains and losses. For fiscal year 2007, including realized and unrealized gains and losses, we achieved an 8.2 percent return on our funeral and cemetery merchandise and services trusts and a 6.3 percent return on our perpetual care trusts, compared to 12.7 percent and 11.0 percent, respectively, for fiscal year 2006. For the last three fiscal years ended October 31, 2007, our preneed funeral and cemetery merchandise and services trusts experienced an average annual return of 9.2 percent, and our perpetual care trusts experienced an average annual return of 6.9 percent.

We mark our trust portfolio to market value each quarter. Changes in the market value of the trusts are recorded by increasing or decreasing trust assets included in the preneed funeral and cemetery receivables and trust investments line items on the balance sheet, with a corresponding increase or decrease in the deferred preneed revenue and non-controlling interest line items on the balance sheet. Therefore, there is no effect on current period net income.

We determine whether or not the investment portfolio has an other than temporary impairment on a security-by-security basis. A loss is considered other than temporary if the security has a reduction in market value compared with its cost basis of 20 percent or more for a period of six months or longer. In addition, we periodically review our investment portfolio to determine if any of the temporarily impaired assets should be designated as other than temporarily impaired due to changes in market conditions or concerns specific to the issuer of the securities. If a loss is other than temporary, the cost basis of the security is adjusted downward to its market value, which is allocated to the non-controlling interests in the trusts. This affects our footnote disclosure but does not have an effect on our financial statements, since the trust portfolio is already marked to market value each quarter. The footnotes disclose the adjusted cost basis and how much of the losses are considered other than temporary. Accordingly, unrealized gains and losses reflected in the tables in Notes 4, 5 and 6 to the consolidated financial statements included in Item 8 are temporary as the cost basis in these tables have already been adjusted to reflect the other than temporary unrealized losses. Our preneed funeral and cemetery merchandise and services trusts and escrow accounts had other than temporary declines of $74.3 million and $40.9 million, respectively, as of October 31, 2007, from their original cost basis. They had net unrealized appreciation of $20.7 million and $8.4 million, respectively, as of October 31, 2007 resulting from temporary unrealized gains and losses. See Notes 4 and 5 to the consolidated financial statements included in Item 8.

Our cemetery perpetual care trust accounts had other than temporary declines of $32.8 million as of October 31, 2007; from their original cost basis. They had net unrealized appreciation of $13.2 million as of October 31, 2007 resulting from temporary unrealized gains and losses. See Note 6 to the consolidated financial statements included in Item 8. Unrealized gains and losses in the cemetery perpetual care trusts and escrow accounts do not affect current earnings but unrealized losses could limit the capital gains available to us and could eventually result in lower returns and lower revenues than we have historically achieved from these trusts.

Aggregate unrealized losses for twelve months or longer for temporarily impaired investments totaled $19.8 million at October 31, 2007, up from $11.2 million at October 31, 2006. While the loss has increased, based on review of the individual securities and the criteria the Company uses to determine impairment of 20 percent or more for a period of six months or longer, we do not believe these securities are other than temporarily impaired. Of the $19.8 million, approximately 49 percent, or $9.6 million, were generated by preferred stock investments and 47 percent, or $9.3 million, were generated by common stock investments. The common stocks are represented by assets in 30 companies of which 28 are included in the Standard and Poor's 500 Index ("S&P 500 Index"). The market value of these securities represents approximately 10 percent of the market value of the securities in our trust portfolio. The preferred stocks are primarily in the financial services sector which has experienced a decline in market value due to increasing mortgage rates, softening of the housing market and losses in the subprime mortgage market. The vast majority of these companies are rated A or better by S&P, Moody's or Fitch, and all continue to pay dividends demonstrating their financial stability. Although we cannot predict future stock prices, our management expects that the financial services sector and the S&P 500 Index will continue to recover and that these stocks may recover along with the overall Index. We also have the ability and intent to hold these investments for the forecasted recovery period.

Whether or not we classify an investment as temporarily impaired or other than temporarily impaired has no effect on our basic consolidated financial statements (i.e., balance sheet, statement of earnings, statement of cash flows and statement of shareholders' equity) because the investments are marked to market value each quarter and are included in the financial statements at current market value in accordance with our accounting under Financial Accounting Standards Board Interpretations Number 46(R), "Consolidation of Variable Interest Entities" ("FIN 46R"). The classification only affects the footnote presentation. The cost basis of investments classified as other than temporarily impaired is reduced to market value in the "Adjusted Cost Basis" column in Notes 4, 5 and 6, whereas other investments are included in that column at their actual cost basis.

We perform a separate analysis to determine whether our preneed contracts are in a loss position, which would necessitate a charge to earnings. For this analysis, we determine which trusts are in a net loss position by comparing the aggregate market value of the trust's investments with the aggregate actual cost basis of the investments. If the aggregate cost basis exceeds the aggregate market value of the investments, the trust is considered to be in a net loss position. For trusts in a net loss position, we add the sales prices of the underlying contracts and net realized earnings, then subtract net unrealized losses to derive the net amount of proceeds for contracts associated with the trusts in question as of that particular balance sheet date. We look at unrealized gains and losses based on current market prices quoted for the investments, but we do not include future expected returns on the investments in our analysis. We compare the amount of proceeds to the estimated costs to deliver the contracts, which consist primarily of merchandise costs. If a deficiency were to exist, we would record a charge to earnings and a corresponding liability for the expected loss on the delivery of those contracts from our backlog. Due to the margins of our preneed contracts and the trust portfolio returns we have enjoyed, there is currently substantial capacity for additional market depreciation before a contract loss would result.

Cash Impact of Preneed Sales

The impact of preneed sales on near-term cash flow depends primarily on the commissions paid on the sale, the timing of the tax payments on the sale, the portion of the sale required to be placed into trust and the terms of the particular contract (such as the size of the down payment required and the length of the contract). We generally pay commissions to our preneed sales counselors based on a percentage of the total preneed contract price, but only to the extent cash is paid by the customer. If the initial cash installment paid by the customer is not sufficient to cover the entire commission, the remaining commission is paid from subsequent customer installments. However, because we are required to place a portion of each cash installment paid by the customer into trust, we may be required to use our own cash to cover a portion of the commission due on the installment from the customer. Accordingly, preneed sales are generally cash flow negative initially but become cash flow positive at varying times over the life of the contract, depending upon the trusting requirements and the terms of the particular contract.

Commissions related to preneed funeral and preneed cemetery services and merchandise sales are expensed as incurred. See Note 3(b) to the consolidated financial statements included in Item 8 for a discussion of the change in accounting for preneed selling costs in fiscal year 2005.

Overview of Critical Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require us to make estimates and assumptions (see Note 2(b) to the consolidated financial statements included in Item 8). We believe that of our significant accounting policies (discussed in Note 2 to the consolidated financial statements included in Item 8), the following are both most important to the portrayal of our financial condition and results of operations and require management's most difficult, subjective or complex judgment.

Deferred Revenue and Revenue Recognition

Funeral revenue is recognized when funeral services are performed. Our funeral receivables included in current receivables primarily consist of amounts due for funeral services already performed. We sell price-guaranteed prearranged funeral contracts through various programs providing for future funeral services at prices prevailing when the agreements are signed. Revenues associated with sales of prearranged funeral contracts, which include accumulated trust earnings and increasing insurance benefits, are deferred until such time that the funeral services are performed (see Note 2(i) to the consolidated financial statements included in Item 8).

Revenue associated with cemetery merchandise and services is recognized when the service is performed or merchandise is delivered. Revenue associated with preneed cemetery property interment rights is recognized in accordance with the retail land sales provision of SFAS No. 66. Under SFAS No. 66, revenue from constructed cemetery property is not recognized until a minimum percentage (10 percent) of the sales price has been collected. Revenue related to the preneed sale of cemetery property prior to its construction is recognized on a percentage of completion method of accounting. Revenue associated with sales of preneed merchandise and services is not recognized until the merchandise is delivered or the services are performed (see Note 2(j) to the consolidated financial statements included in Item 8).

We defer all dividends and interest earned and net capital gains and losses realized by preneed funeral trust and preneed cemetery merchandise trust accounts until the underlying service or the merchandise is delivered.

Variable Interest Entities

We consolidate our preneed funeral and cemetery merchandise and services trusts and our cemetery perpetual care trusts. For a more detailed discussion of our accounting policies after the implementation of FIN 46R, see Notes 2(k) and 4 through 7 to the consolidated financial statements included in Item 8.

Allowance for Doubtful Accounts and Sales Cancellations

Management must make estimates of the uncollectibility of our accounts receivable. We establish a reserve for uncollectible installment contracts and trade accounts based on a range of percentages applied to accounts receivable aging categories. These percentages are based on an analysis of historical collection and write-off experience. In addition, we establish a reserve for sales cancellations for cemetery property sales based on historical cancellations and recent write-off activity. This reserve is recorded as a reduction in cemetery revenue. We also establish an allowance for cancellations of insurance commissions based on historical experience for cancellations of insurance contracts within the period of refundability. These estimates are impacted by a number of factors, including changes in the economy and demographic or competitive changes in our areas of operation. If circumstances change, our estimates of the recoverability of amounts due to us could change by a material amount.

Depreciation of Long-Lived Assets

Buildings and equipment are recorded at cost and are depreciated over their estimated useful lives, primarily using the straight-line method. Buildings and building improvement items are generally depreciated over a period ranging from 10 to 40 years. Equipment (including computer equipment, light equipment, heavy equipment and crematory equipment) is generally depreciated over periods ranging from three to 20 years. Vehicles are generally depreciated over five to seven years. Leasehold improvements are depreciated over the shorter of the term of the lease or the life of the asset. These estimates of the useful lives may be affected by such factors as changes in regulatory requirements or changing market conditions.

Valuation of Long-Lived Assets

We review the carrying value of our long-lived assets whenever events or circumstances indicate that the carrying amount may not be recoverable. This review is based on our projections of anticipated undiscounted future cash flows and compares the estimated undiscounted future cash flows to be generated by those assets to the carrying amount of those assets. The net carrying value of any assets not fully recoverable would be reduced to fair value. While we believe that our estimates of undiscounted future cash flows are reasonable, different assumptions regarding such cash flows and comparable sales values could materially affect our evaluations.

Valuation of Goodwill

In our determination of reporting units for goodwill impairment testing purposes, both qualitative and quantitative characteristics are evaluated. Gross margins are analyzed for purposes of determining whether or not our operating divisions are considered economically similar. Our division presidents also review a variety of metrics when assessing the performance of our regions. Qualitative factors include the nature of our products and services, consistency of products and services and the delivering of those products and services in our funeral homes and cemeteries, the similarity of class of customers across all locations and regulations in different jurisdictions. Based on our evaluation, we have 13 reporting units. See Note 2(g) to the consolidated financial statements included in Item 8 for additional information.

Goodwill of a reporting unit must be tested for impairment on at least an annual basis. We conduct our annual goodwill impairment analysis during the fourth quarter of each fiscal year. In addition to an annual review, we assess the impairment of goodwill whenever events or changes in circumstances indicate that the carrying value of goodwill may be greater than its fair value. Factors we consider important that could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the manner of the use of our assets or the strategy for our overall business and significant negative industry or economic trends.

In reviewing goodwill for impairment, we first compare the fair value of each of our reporting units with their carrying amounts (including goodwill). If the carrying amount of a reporting unit (including goodwill) exceeds its fair value, we then measure the amount of impairment of the reporting unit's goodwill by comparing the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. The implied fair value of a reporting unit's goodwill is determined in a manner similar to the amount of goodwill determined in a business combination. That is, we allocate the fair value of the reporting unit to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. An impairment charge is recorded when the carrying amount of goodwill exceeds its implied fair value.

Our goodwill impairment test involves estimates and management judgment using a discounted cash flow valuation methodology. Step two of our impairment test involves determining estimates of the fair values of our assets and liabilities. We may obtain assistance from third parties in assessing the fair value of certain of our assets, primarily real estate, in performing our step two analysis. If these estimates or their related assumptions change in the future, we may be required to record further impairment charges for these assets. Goodwill amounted to $273.3 million and $271.3 million as of October 31, 2007 and 2006, respectively.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax expense together with assessing temporary differences resulting from the different treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not likely, we establish a valuation allowance. The following items are reviewed to determine if a valuation allowance is required: net operating losses (federal, state and U.S. possessions), capital loss carry forwards and deferred tax assets (federal, state and U.S. possessions). To the extent we establish a valuation allowance or increase this allowance in a period, we include an expense within the tax provision in the statement of earnings.

Significant management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to change our allowance, which could materially impact our financial condition and results of operations.

Preneed Selling Costs

On May 31, 2005, we changed our method of accounting for preneed selling costs incurred related to the acquisition of new prearranged funeral and cemetery service and merchandise sales to expense these costs as incurred instead of deferring and amortizing these costs. We have applied this change in accounting principle effective November 1, 2004. Prior to this change, commissions and other costs that varied with and were primarily related to the acquisition of new prearranged funeral and cemetery service sales and prearranged funeral and cemetery merchandise sales were deferred and amortized in proportion to the preneed revenue recognized in the period in a manner consistent with SFAS No. 60, "Accounting and Reporting for Insurance Companies." We decided to change our accounting for preneed selling costs to expense such costs as incurred. We concluded that expensing these costs as they are incurred would be preferable to the old method because it will make our reported results more comparable with other public death care companies, better align the costs of obtaining preneed contracts with the cash outflows associated with obtaining such contracts and eliminate the burden of maintaining deferred selling cost records.

Estimated Insurance Loss Liabilities

We purchase comprehensive general liability, automobile liability and workers compensation insurance coverages structured within a large deductible/self-insured retention premium rating program. This program results in the Company being primarily self-insured for claims and associated costs and losses covered by these policies. Historical insurance industry experience indicates some degree of inherent variability in assessing the ultimate amount of losses associated with the types of claims covered by the program. This is especially true due to the extended period of time that transpires between when the claim might occur and the full settlement of such claim, often many years. We continually evaluate the receivables due from our insurance carriers as well as loss estimates associated with claims and losses related to these insurance coverages with information obtained from our primary insurer.

With respect to health insurance that covers substantially all of our employees, we purchase individual and aggregate stop loss coverage with a large deductible. This program results in the Company being primarily self-insured for claims and associated costs up to the amount of the deductible, with claims in excess of the deductible amount being covered by insurance. Expected claims are based on actuarial estimates; actual claims may differ from those estimates. We continually evaluate our claims experience related to this coverage with information obtained from our insurer.

Assumptions used in preparing these estimates are based on factors such as claim settlement patterns, claim development trends, claim frequency and severity patterns, inflationary trends and data reasonableness. Together these factors will generally affect the analysis and determination of the "best estimate" of the projected ultimate claim losses. The results of these evaluations are used to assess the reasonableness of our insurance loss liability.

The estimated liability on the uninsured litigation and employment-related claims are established by management based upon the recommendations of professionals who perform a review of both reported claims and estimate a liability for incurred but not reported claims. These liabilities include the estimated settlement costs. Although management believes estimated liabilities related to uninsured claims are adequately recorded, it is possible that actual results could significantly differ from the recorded liabilities.

We also have insurance coverage related to property damage, incremental costs and property operating expenses we incurred due to damage caused by Hurricane Katrina. Our policy is to record such amounts when recovery is probable which generally means we have reached an agreement with the insurance company. For additional information, see Note 22 to the consolidated financial statements included in Item 8.

We accrue for legal costs related to loss contingencies as the services are provided. If a settlement is determined to be probable, then an estimate is recorded for the settlement at that time.

Results of Operations

The following discussion segregates the financial results of our continuing operations into our various segments, grouped by our funeral and cemetery operations. For a discussion of discontinued operations, see Note 12 to the consolidated financial statements included in Item 8. For a discussion of our segments, see Note 20 to the consolidated financial statements included in Item 8. As there have been no material acquisitions or construction of new locations in fiscal years 2007 and 2006, results from continuing operations reflect those of same-store locations.

Comparison of Fiscal Year 2007 to Fiscal Year 2006

Year Ended October 31, 2007 Compared to Year Ended October 31, 2006—Continuing Operations

Funeral Operations	Year Ended October 31, 2007	Year Ended October 31, 2006	Increase (Decrease)
		(In millions)	
Funeral Revenue:			
Eastern Division	$ 117.1	$ 116.3	$ .8
Western Division	143.8	146.1	(2.3)
Corporate Trust Management [1]	18.4	17.8	.6
Total Funeral Revenue	$ 279.3	$ 280.2	$ (.9)
Funeral Costs:			
Eastern Division	$ 99.3	$ 97.9	$ 1.4
Western Division	116.4	116.6	(.2)
Corporate Trust Management [1]	.7	.5	.2
Total Funeral Costs	$ 216.4	$ 215.0	$ 1.4
Funeral Gross Profit:			
Eastern Division	$ 17.8	$ 18.4	$ (.6)
Western Division	27.4	29.5	(2.1)
Corporate Trust Management [1]	17.7	17.3	.4
Total Funeral Gross Profit	$ 62.9	$ 65.2	$ (2.3)

Same-Store Analysis	Change in Average Revenue Per Call	Change in Same-Store Funeral Services	Same-Store Cremation Rate 2007	Same-Store Cremation Rate 2006
Eastern Division	2.4%	(1.3)%	35.1%	33.3%
Western Division	4.1%	(2.8)%	42.5%	42.5%
Total	3.5% [1]	(2.2)%	39.3%	38.6%

[1] Corporate trust management consists of the trust management fees and funeral merchandise and service trust earnings recognized with respect to preneed contracts delivered during the period. Trust management fees are established by us at rates consistent with industry norms and are paid by the trusts to our subsidiary, Investor's Trust, Inc. The trust earnings represent earnings realized over the life of the preneed contracts delivered during the relevant periods. See Notes 4 and 7 to the consolidated financial statements included in Item 8 for information regarding the cost basis and market value of the trust assets and current performance of the trusts (i.e. current realized gains and losses, interest income and dividends). Trust management fees included in funeral revenue for 2007 and 2006 were $5.9 million and $5.5 million, respectively. As corporate trust management is considered a separate operating segment, trust earnings are included in total average revenue per call presented, but not in the Eastern and Western divisions' average revenue per call. Funeral trust earnings recognized with respect to preneed contracts delivered included in funeral revenue for 2007 and 2006 were $12.5 million and $12.3 million, respectively.

Consolidated Operations—Funeral

Total funeral revenue from continuing operations decreased $0.9 million, or 0.3 percent, for the year ended October 31, 2007, compared to the corresponding period in 2006. Our same-store businesses achieved a 3.4 percent increase in the average revenue per traditional funeral service and a 7.4 percent increase in the average revenue per cremation service. The increase in the average revenue per traditional funeral and cremation service were partially offset by a shift in mix to lower-priced cremation services. This resulted in an overall 3.5 percent increase in the average revenue per funeral service in our same-store businesses. The cremation rate for our same-store operations was 39.3 percent for the year ended October 31, 2007 compared to 38.6 percent for the year ended October 31, 2006. We also recorded $1.6 million in funeral revenue related to an out of period adjustment and $2.8 million in business interruption insurance proceeds related to the 2005 hurricanes for the year ended October 31, 2006. We experienced a 2.2 percent decrease in the number of funeral services performed by our same-store businesses, or 1,304 events out of the 58,631 total same-store events performed. We believe the primary factors contributing to the increases in our average revenue per traditional and cremation service were normal inflationary price increases, more effective merchandising and packaging, and our focus on training and personalization.

Funeral gross profit from continuing operations decreased from $65.2 million in the year ended October 31, 2006 to $62.9 million in the year ended October 31, 2007 due primarily to the decreases in revenue discussed above and a $1.4 million increase in expenses. The increase in expenses is primarily due to an increase in property, casualty and general liability insurance costs, along with a $0.7 million impairment charge related to funeral licenses in the state of Maryland. Prior to October 2007, funeral licenses in the state of Maryland were restricted to a specific number that had previously been limited under Maryland law. The law changed in October 2007, and these restrictions are no longer in place; therefore, the value of these assets has been impaired, and an impairment charge was recorded.

Segment Discussion—Funeral

Funeral revenue in the Eastern division funeral segment increased primarily due to an increase in the same-store average revenue per funeral service of 2.4 percent. The increase in average revenue is partially offset by a 1.3 percent decrease in the number of funeral services performed by our same-store businesses. For fiscal year 2006, funeral revenue in the Western division segment was increased by a $1.1 million out of period adjustment and $2.8 million in business interruption insurance proceeds related to the 2005 hurricanes. The Western division experienced a 2.8 percent decrease in the number of funeral services performed by our same-store businesses, partially offset by an increase in the same-store average revenue per funeral service of 4.1 percent. Funeral revenue in the corporate trust management segment increased $0.6 million primarily due to an increase of $0.4 million in trust management fees and $0.2 million in funeral trust earnings.

Funeral gross profit for the Eastern division funeral segment decreased primarily due to an increase in expenses. The increase in expenses is primarily due to an increase in property, casualty and general liability insurance costs along with a $0.7 million impairment charge for funeral licenses in the state of Maryland, as described above. Funeral gross profit for the Western division funeral segment decreased primarily due to the decrease in revenue as discussed above without a corresponding decrease in expenses. Expenses for the Western division funeral segment would have decreased more significantly were it not for an increase in property, casualty and general liability insurance.

As demonstrated in the table above, the same-store cremation rate increased for the Eastern division funeral segments and was flat for the Western division funeral segment.

Cemetery Operations	Year Ended October 31, 2007	Year Ended October 31, 2006	Increase (Decrease)
		(In millions)	
Cemetery Revenue:			
Eastern Division	$ 143.2	$ 136.8	$ 6.4
Western Division	90.4	87.8	2.6
Corporate Trust Management (1)	9.9	9.4	.5
Total Cemetery Revenue	$ 243.5	$ 234.0	$ 9.5
Cemetery Costs:			
Eastern Division	$ 122.2	$ 112.8	$ 9.4
Western Division	71.2	71.3	(.1)
Corporate Trust Management (1)	.6	.5	.1
Total Cemetery Costs	$ 194.0	$ 184.6	$ 9.4
Cemetery Gross Profit:			
Eastern Division	$ 21.0	$ 24.0	$ (3.0)
Western Division	19.2	16.5	2.7
Corporate Trust Management (1)	9.3	8.9	.4
Total Cemetery Gross Profit	$ 49.5	$ 49.4	$ .1

(1) Corporate trust management consists of the trust management fees and cemetery merchandise and service trust earnings recognized with respect to preneed contracts delivered during the period. Trust management fees are established by us at rates consistent with industry norms and are paid by the trusts to our subsidiary, Investor's Trust, Inc. The trust earnings represent earnings realized over the life of the preneed contracts delivered during the relevant periods. See Notes 5 and 7 to the consolidated financial statements included in Item 8 for information regarding the cost basis and market value of the trust assets and current performance of the trusts (i.e. current realized gains and losses, interest income and dividends). Trust management fees included in cemetery revenue for 2007 and 2006 were $5.3 million and $4.9 million and cemetery trust earnings recognized with respect to preneed contracts delivered included in cemetery revenue for 2007 and 2006 were $4.6 million and $4.5 million, respectively. Perpetual care trust earnings are included in the revenues and gross profit of the related geographic segment.

Consolidated Operations—Cemetery

Cemetery revenue from continuing operations increased $9.5 million, or 4.1 percent, for the year ended October 31, 2007, compared to the corresponding period in 2006, primarily due to an increase in construction during the period on various cemetery projects and an increase in gross cemetery property sales. The increase is due in part to serving customers interested in large cemetery property purchases such as private estates. These increases were partially offset by a decrease in merchandise delivery revenues due in part to a decrease in interments and an increase in the reserve for cancellations, which was due in part to an improvement in the reserve for cancellations in the prior year following Hurricane Katrina. Gross cemetery property sales increased 6.2 percent for the year ended October 31, 2007 compared to the year ended October 31, 2006 from $107.7 million to $114.4 million and represent the aggregate contract price of cemetery property sale contracts entered into during the period. Gross cemetery property sales are deferred until either ten percent is collected or if construction occurs. Cemetery gross profit from continuing operations increased $0.1 million from $49.4 million in fiscal year 2006 to $49.5 million in fiscal year 2007.

We experienced an average return, excluding unrealized gains and losses, of 4.4 percent in our perpetual care trusts for the year ended October 31, 2007 resulting in revenue of $10.2 million, compared to 4.6 percent for the corresponding period in 2006 resulting in revenue of $10.1 million. Perpetual care trust earnings are included in the geographic segments' revenue and gross profit. See Note 6 and 7 to the consolidated financial statements included in Item 8 for information regarding the cost basis and market value of those trust assets and the current performance of the trusts (i.e. current realized gains and losses, interest income and dividends).

Segment Discussion—Cemetery

Cemetery revenue in the Eastern division cemetery segment increased primarily due to an increase in construction during the year on various cemetery projects, partially offset by a decrease in merchandise delivery revenue. Cemetery revenue in the Western division cemetery segment increased primarily due to increases in cemetery property sales, partially offset by a decrease in merchandise delivery revenue. Cemetery revenue in the corporate trust management segment increased $0.5 million primarily due to a $0.4 million increase in trust management fees and a $0.1 million increase in trust earnings recognized upon the delivery of preneed cemetery merchandise and services.

Cemetery gross profit for the Eastern division decreased primarily due to an increase in expenses associated with the increase in revenue and due to an increase in property, casualty and general liability insurance costs. Cemetery gross profit for the Western division increased due to increases in revenue noted above and due to out of period adjustments in fiscal year 2007 which had a $1.3 million positive impact to gross profit.

Discontinued Operations

Included in discontinued operations for the year ended October 31, 2007 were gains on dispositions, net of impairment losses, of $0.6 million compared to $(0.2) million recognized for the year ended October 31, 2006. Revenues for fiscal year 2007 were $2.8 million compared to $3.9 million in fiscal year 2006. The effective tax rate for our discontinued operations for the year ended October 31, 2007 was a 38.2 percent expense compared to a 116.3 percent benefit for the same period in 2006. For additional information, see Notes 12 and 17 to the consolidated financial statements included in Item 8.

Other

For the year ended October 31, 2007, hurricane related charges, net of recoveries, increased $4.1 million from net recoveries of $1.6 million in fiscal year 2006 to net charges of $2.5 million in fiscal year 2007. These charges were due to repairs at locations damaged by Hurricane Katrina. The timing of the receipt of insurance proceeds is not in line with the timing of cash spending related to Hurricane Katrina. We could incur immaterial hurricane related charges in the first quarter of fiscal year 2008, but do not expect any material hurricane related charges after that. For additional information, see Note 22 to the consolidated financial statements included in Item 8.

Interest expense decreased $4.5 million to $25.1 million for the year ended October 31, 2007 compared to $29.6 million for the same period in 2006 due primarily to a 282 basis-point decrease in the average interest rate during the year. The decrease in the average rate is primarily due to additional interest incurred in fiscal year 2006 on the Company's 6.25 percent senior notes as a result of the Company's inability to timely complete a required exchange offer and due in part to the reduction in interest resulting from the issuance of $250.0 million of senior convertible notes.

The effective tax rate for our continuing operations for the year ended October 31, 2007 was 31.5 percent compared to 36.0 percent for the year ended October 31, 2006. The reduced rate in fiscal year 2007 was primarily caused by a tax benefit of $3.4 million attributable to the utilization of a capital loss carryforward, coupled with a tax benefit of $0.8 million attributable to the completion and settlement of an audit by the Commonwealth of Puerto Rico for tax periods 1999, 2000 and 2001. For additional information, see Note 17 to the consolidated financial statements included in Item 8.

We experienced an $11.9 million decrease in current receivables and a $8.3 increase in long-term receivables from October 31, 2006 to October 31, 2007. The decrease in current receivables is primarily due to declines in insurance receivables. We recorded $10.0 million in insurance proceeds receivable related to Hurricane Katrina at October 31, 2006 and received the entire amount during the first quarter of 2007. The increase in long-term receivables is due in part to a $2.4 million increase in tax receivables and an increase in installment receivables associated with preneed cemetery property sales.

The $18.9 million increase in long-term deferred tax assets is primarily due to the $21.0 million tax benefit resulting from the senior convertible debt transaction and related purchase of call options.

The $4.2 million increase in other assets is primarily related to a change in deferred charges related to the senior convertible debt transaction.

The $7.2 million increase in accounts payable is primarily due to improved management of the payables process due in part to the implementation of the Oracle financial software system.

As of October 31, 2007, our outstanding debt totaled $450.3 million. On June 27, 2007, we issued $125.0 million aggregate principal amount of 3.125 percent senior convertible notes due 2014 and $125.0 million aggregate principal amount of 3.375 percent senior convertible notes due 2016. As part of this debt transaction, we prepaid the remaining balance of our Term Loan B for $164.0 million, sold common stock warrants and purchased call options resulting in a net cash outflow of $16.2 million and recorded debt issuance costs of $6.2 million. We had net debt proceeds of $73.5 million ($250.0 million in proceeds of long-term debt and $176.5 million in repayments of long-term debt). Also, as part of this debt transaction, we repurchased approximately 7.7 million shares of our Class A common stock for $64.2 million in negotiated transactions which reduced our shareholder's equity.

Preneed Sales into and Deliveries out of the Backlog

Preneed funeral sales decreased 1.1 percent for the year ended October 31, 2007 compared to the same period in 2006. This decrease is primarily due to a decline in preneed funeral sales in our Eastern division due to the selection of a new preneed insurance vendor and increased regulatory requirements for licensing.

The revenues from our preneed funeral and cemetery merchandise and service sales are deferred into our backlog and are not included in our operating results presented above. We added $179.2 million in gross preneed sales to our funeral and cemetery merchandise and services backlog (including $76.9 million related to insurance-funded preneed funeral contracts) during the year ended October 31, 2007 to be recognized in the future (net of cancellations) as these prepaid products and services are delivered, compared to gross sales of $182.5 million (including $74.5 million related to insurance-funded preneed funeral contracts) for the corresponding period in 2006. Deliveries out of our preneed funeral and cemetery merchandise and services backlog, including accumulated trust earnings related to these preneed deliveries, amounted to $145.2 million for the year ended October 31, 2007, compared to $151.8 million for the corresponding period in 2006, resulting in net increases in the backlog of $34.0 million and $30.7 million for the years ended October 31, 2007 and 2006, respectively.

Comparison of Fiscal Year 2006 to Fiscal Year 2005

Overview of Fiscal Year 2006

For fiscal year 2006, we had net earnings of $37.6 million compared to a net loss of $143.3 million for fiscal year 2005. Contributing to the net loss in 2005 was an after-tax charge of $153.2 million for the cumulative effect of change in accounting principle related to the change in our method of accounting for preneed selling costs effective November 1, 2004. Fiscal year 2006 earnings from continuing operations increased by $29.3 million to $37.6 million compared to $8.3 million for fiscal year 2005. Contributing to the increase were charges for the loss on early extinguishment of debt in 2005 of $32.8 million related to the refinancing of our senior secured credit facility and our 10.25 percent senior subordinated notes. Funeral gross profit increased $4.0 million, and cemetery gross profit increased $9.1 million. Corporate general and administrative expenses increased $12.3 million in 2006 due primarily to a $3.6 million increase in professional fees associated with our defense of class action litigation, a $2.5 million increase in professional fees related to the amended SEC filings, a $1.5 million increase in expenses related to expanded and improved training and a $1.2 million increase due to the adoption of SFAS No. 123R. We also recorded a $1.6 million recovery for net hurricane-related costs compared to a $9.4 million charge in 2005. Further discussion of the effect of the 2005 hurricanes can be found below in Note 22 to the consolidated financial statements included in Item 8.

Funeral revenue increased $9.5 million from $270.7 million in fiscal year 2005 to $280.2 million in fiscal year 2006 primarily due to an increase in average revenue per call of 1.9 percent and business interruption insurance proceeds of $2.8 million offset by a 0.2 percent decrease in funeral services performed by same-store businesses. Same-store results include the three funeral homes impacted by Hurricane Katrina. Excluding these funeral homes, average revenue per call increased 1.7 percent and same-store funeral call growth increased 0.3 percent. Cemetery revenue increased $15.8 million from $218.2 million in fiscal year 2005 to $234.0 million in fiscal year 2006 due to increases in revenue from the sale of cemetery property, increases in merchandise deliveries, increases in perpetual care trust earnings and decreases in the reserve for cancellations, offset by a decrease in construction during the year on various cemetery projects.

For fiscal year 2006, we achieved a 13.5 percent increase in preneed funeral sales. We also experienced a 7.6 percent increase in cemetery property sales.

As of October 31, 2006, we had achieved our lowest net debt level in over ten years. During fiscal 2006, we used $33.2 million to reduce our debt, including $30.0 million in unscheduled principal payments on our Term Loan B. We initiated a quarterly cash dividend of two and one-half cents per share of common stock in the second fiscal quarter of 2005, and in fiscal year 2006 paid $10.7 million in dividends on our common stock. In addition, we used $22.0 million to repurchase shares of our Class A common stock pursuant to our recently completed $30.0 million stock repurchase program.

We discovered certain adjustments that relate to prior accounting periods while preparing our quarterly report for the three months ended July 31, 2006 and our annual report for the year ended October 31, 2006, which are reflected in this annual report. See Note 2(v) to the consolidated financial statements included in Item 8. We do not believe these adjustments are quantitatively or qualitatively material to our financial position, results of operations and cash flows for the year ended October 31, 2006 or to any of our prior annual or quarterly financial statements. As a result, we have not restated any prior period amounts.

Year Ended October 31, 2006 Compared to Year Ended October 31, 2005—Continuing Operations

	Year Ended October 31, 2006	Year Ended October 31, 2005	Increase (Decrease)
		(In millions)	
Funeral Revenue:			
Eastern Division	$ 116.3	$ 113.0	$ 3.3
Western Division	146.1	138.8	7.3
Corporate Trust Management [1]	17.8	18.9	(1.1)
Total Funeral Revenue	$ 280.2	$ 270.7	$ 9.5
Funeral Costs:			
Eastern Division	$ 97.9	$ 94.5	$ 3.4
Western Division	116.6	114.5	2.1
Corporate Trust Management [1]	.5	.5	—
Total Funeral Costs	$ 215.0	$ 209.5	$ 5.5
Funeral Gross Profit:			
Eastern Division	$ 18.4	$ 18.5	$ (.1)
Western Division	29.5	24.3	5.2
Corporate Trust Management [1]	17.3	18.4	(1.1)
Total Funeral Gross Profit	$ 65.2	$ 61.2	$ 4.0

Same-Store Analysis [2]	Change in Average Revenue Per Call	Change in Same-Store Funeral Services	Same-Store Cremation Rate 2006	Same-Store Cremation Rate 2005
Eastern Division	3.3%	(.7)%	33.3%	31.1%
Western Division	2.0%	1.0%	42.5%	42.0%
Total	1.9% [1][2]	(.2)%	38.6%	37.3%

(1) Corporate trust management consists of the trust management fees and funeral merchandise and service trust earnings recognized with respect to preneed contracts delivered during the period. Trust management fees are established by us at rates consistent with industry norms and are paid by the trusts to our subsidiary, Investor's Trust, Inc. The trust earnings represent earnings realized over the life of the preneed contracts delivered during the relevant periods. See Notes 4 and 7 to the consolidated financial statements included in Item 8 for information regarding the cost basis and market value of the trust assets and current performance of the trusts (i.e. current realized gains and losses, interest income and dividends). Trust management fees included in funeral revenue for 2006 and 2005 were $5.5 million and $5.4 million, respectively. As corporate trust management is considered a separate operating segment, trust earnings are included in the total average revenue per call presented, not in the Eastern or Western divisions' average revenue per call. Funeral trust earnings recognized with respect to preneed contracts delivered included in funeral revenue for 2006 and 2005 were $12.3 million and $13.5 million, respectively.

(2) On August 29, 2005, Hurricane Katrina struck the New Orleans metropolitan area and severely damaged three of our funeral homes located in that area, which is part of our Western division. This same-store analysis includes these three funeral homes which had revenue of $10.2 million and $8.1 million for fiscal years 2006 and 2005, respectively, and performed 1,575 and 1,726 funeral services in 2006 and 2005, respectively. Excluding these three funeral homes, the increase in average revenue per call for the Western division and the Company was 1.7 percent and 1.7 percent, respectively, and the change in same-store funeral services for the Western division and the Company was 1.5 percent and 0.3 percent, respectively.

Consolidated Operations—Funeral

Total funeral revenue from continuing operations increased $9.5 million, or 3.5 percent, for the year ended October 31, 2006, compared to the corresponding period in 2005. Our same-store businesses achieved a 3.8 percent increase in the average revenue per traditional funeral service and a 1.5 percent increase in the average revenue per cremation service. These increases were partially offset by a decrease in trust earnings recognized upon the delivery of preneed funerals. This resulted in an overall 1.9 percent increase in the average revenue per funeral service for our same-store businesses. We also recorded $2.8 million in business interruption insurance proceeds related to the 2005 hurricanes. We experienced a 0.2 percent decrease in the number of funeral services performed by our same-store businesses, or 123 events out of the 59,968 total same-store events performed, which includes the impact of Hurricane Katrina on our New Orleans funeral homes. Excluding these three funeral homes, same-store funeral services increased 0.3 percent. We believe a number of factors contributed to the increases in our average revenue per traditional and cremation service. We believe the primary factors were normal inflationary price increases, more effective merchandising and packaging, our focus on training, customized funeral planning and personalization and the funeral call incentive compensation program.

Funeral gross profit from continuing operations increased $4.0 million from $61.2 million in the year ended October 31, 2005 to $65.2 million in the year ended October 31, 2006 due primarily to the increases in revenues described above. The cremation rate for our same-store operations was 38.6 percent for the year ended October 31, 2006 compared to 37.3 percent for the year ended October 31, 2005.

Segment Discussion—Funeral

Funeral revenue in the Eastern division funeral segment increased primarily due to an increase in the average revenue per funeral service in the same-store businesses of 3.3 percent, partially offset by a 0.7 percent decrease in the number of funeral services performed by the same-store businesses. Funeral revenue in the Western division segment increased primarily due to $2.8 million in business interruption insurance proceeds and due to increases in the average revenue per funeral service and the number of funeral services performed by the same-store businesses of 2.0 percent and 1.0 percent, respectively, which includes the impact of Hurricane Katrina on our New Orleans funeral homes. Excluding these funeral homes, average revenue per same-store funeral service and same-store funeral services increased 1.7 percent and 1.5 percent, respectively, for the Western division funeral segment. Funeral revenue in the corporate trust management segment decreased due primarily to a decrease in trust earnings recognized upon the delivery of preneed funerals of $1.2 million, partially offset by an increase in trust management fees of $0.1 million.

Funeral gross profit for the Eastern division funeral segment decreased primarily due to increased general and administrative expenses. Direct funeral costs (which primarily include salaries and wages, merchandise costs, selling costs and maintenance) also increased. Funeral gross profit for the Western division funeral segment increased due to the increases in revenue discussed above.

As demonstrated in the table above, the same-store cremation rate increased for both the Eastern and Western division funeral segments.

Cemetery Operations	Year Ended October 31,		Increase
	2006	2005	(Decrease)
	(In millions)		
Cemetery Revenue:			
Eastern Division	$ 136.8	$ 127.4	$ 9.4
Western Division	87.8	79.6	8.2
Corporate Trust Management [(1)]	9.4	11.2	(1.8)
Total Cemetery Revenue	$ 234.0	$ 218.2	$ 15.8
Cemetery Costs:			
Eastern Division	$ 112.8	$ 111.7	$ 1.1
Western Division	71.3	65.7	5.6
Corporate Trust Management [(1)]	.5	.5	—
Total Cemetery Costs	$ 184.6	$ 177.9	$ 6.7
Cemetery Gross Profit:			
Eastern Division	$ 24.0	$ 15.7	$ 8.3
Western Division	16.5	13.9	2.6
Corporate Trust Management [(1)]	8.9	10.7	(1.8)
Total Cemetery Gross Profit	$ 49.4	$ 40.3	$ 9.1

(1) Corporate trust management consists of the trust management fees and cemetery merchandise and service trust earnings recognized with respect to preneed contracts delivered during the period. Trust management fees are established by us at rates consistent with industry norms and are paid by the trusts to our subsidiary, Investor's Trust, Inc. The trust earnings represent earnings realized over the life of the preneed contracts delivered during the relevant periods. See Notes 5 and 7 to the consolidated financial statements included in Item 8 for information regarding the cost basis and market value of the trust assets and current performance of the trusts (i.e. current realized gains and losses, interest income and dividends). Trust management fees included in cemetery revenue for 2006 and 2005 were $4.9 million and cemetery trust earnings recognized with respect to preneed contracts delivered included in cemetery revenue for 2006 and 2005 were $4.5 million and $6.3 million, respectively. Perpetual care trust earnings are included in the revenues and gross profit of the related geographic segment.

Consolidated Operations—Cemetery

Cemetery revenue from continuing operations increased $15.8 million, or 7.2 percent, for the year ended October 31, 2006, compared to the corresponding period in 2005, primarily due to increases in revenue from the sale of cemetery property, an increase in merchandise delivery revenue, an increase in perpetual care trust earnings and a decrease in the reserve for cancellations, offset by a decrease in construction during the year on various cemetery projects. Revenue related to the sale of cemetery property prior to its construction is recognized on a percentage of completion method of accounting as construction occurs. In 2005, we recorded approximately $1.6 million of increased reserve for cancellations related to the areas affected by Hurricane Katrina. Gross cemetery property sales increased 7.6 percent for the year ended October 31, 2006 compared to the year ended October 31, 2005 from $100.1 million to $107.7 million. Gross cemetery property sales represent the aggregate contract price of cemetery property sale contracts entered into during the period.

We experienced an average return, excluding unrealized gains and losses, of 4.6 percent in our perpetual care trusts for the year ended October 31, 2006 resulting in revenue of $10.1 million, compared to 3.8 percent for the corresponding period in 2005 resulting in revenue of $8.2 million. Perpetual care trust earnings are included in the geographic segments' revenue and gross profit. See Note 6 and 7 to the consolidated financial statements included in Item 8 for information regarding the cost basis and market value of those trust assets and the current performance of the trusts (i.e. current realized gains and losses, interest income and dividends).

Cemetery gross profit from continuing operations increased $9.1 million from $40.3 million in the year ended October 31, 2005 to $49.4 million in the year ended October 31, 2006. The increase is due to the increase in revenue described above partially offset by increased costs. Due to the high fixed-cost nature of the cemetery business, increases in revenue can result in a disproportionate increase in gross profit.

Segment Discussion—Cemetery

Cemetery revenue in the Eastern division cemetery segment increased primarily due to increases in cemetery property sales, merchandise deliveries, perpetual care trust earnings and a decrease in the reserve for cancellations, offset by a decrease in construction during the year on various cemetery projects. Cemetery revenue in the Western division cemetery segment increased primarily due to increases in cemetery property sales and sales and construction revenue and a decrease in the reserve for cancellations. Cemetery revenue in the corporate trust management segment decreased due to a $1.8 million decrease in trust earnings recognized upon the delivery of preneed cemetery merchandise and services.

Cemetery gross profit for the Western division and Eastern division cemetery segments increased due to the revenue increases discussed above partially offset by increased costs. Due to the high fixed-cost nature of the cemetery business, increases in revenue can result in a disproportionate increase in gross profit.

Discontinued Operations

Included in discontinued operations for the year ended October 31, 2006 were gains on dispositions, net of impairment losses, of less than $(0.2) million compared to $1.1 million that was recognized for the year ended October 31, 2005. Revenues for fiscal year 2006 were $3.9 million compared to $5.7 million in fiscal year 2005. The effective tax rate for our discontinued operations for the year ended October 31, 2006 was a 116.3 percent benefit compared to a 13.9 percent expense for the same period in 2005. For additional information, see Notes 12 and 17 to the consolidated financial statements included in Item 8.

Other

Corporate general and administrative expenses for the year ended October 31, 2006 increased $12.3 million compared to the same period in 2005 primarily due to a $3.6 million increase in professional fees associated with the class action lawsuits, a $2.5 million increase in professional fees related to the amended SEC filings and a $1.5 million increase in expenses related to expanded and improved training. We also recorded $1.2 million in share-based compensation costs for the year ended October 31, 2006 due to the adoption of SFAS No. 123R as discussed in Note 18 to the consolidated financial statements included in Item 8.

As of October 31, 2006 and 2005, we had recorded net recoveries (charges) of $1.6 million and ($9.4) million, respectively, related to Hurricane Katrina. For additional information, see Note 22 to the consolidated financial statements included in Item 8.

We reported losses on dispositions of ($0.1) million in continuing operations for the year ended October 31, 2006. In 2005, we recorded $1.3 million in gains on dispositions, net of impairment losses. For additional information, see Note 12 to the consolidated financial statements included in Item 8. The charges are presented in the "Gains on dispositions and impairment (losses), net" line item in the consolidated statement of earnings.

Interest expense decreased $0.9 million to $29.6 million for the year ended October 31, 2006 compared to $30.5 million for the same period in 2005 due primarily to a $24.5 million decrease in average debt outstanding partially offset by a 12 basis-point increase in the average interest rate. Approximately $1.7 million of additional interest was incurred in fiscal year 2006 on our 6.25 percent senior notes due to our inability to timely complete a required exchange offer. The additional interest was eliminated in connection with the expiration of the exchange offer on June 5, 2006.

Other operating income, net, was $1.3 million and $1.4 million for the years ended October 31, 2006 and 2005, respectively, and primarily included net gains on the sale of assets which were not included in our businesses classified as held for sale.

Investment and other income increased $3.0 million from $0.7 million in fiscal year 2005 to $3.7 million in fiscal year 2006. This is primarily due to a $25.2 million increase in the average cash balance, an increase in the average rate earned on our cash balances from 2.5 percent in fiscal year 2005 to 3.8 percent in fiscal year 2006 and $1.0 million of interest income receivable from the Internal Revenue Service.

The effective tax rate for our continuing operations for the year ended October 31, 2006 was 36.0 percent compared to 26.4 percent for the year ended October 31, 2005. The reduced rate in 2005 was primarily due to the greater impact of the dividend exclusion on a reduced level of book income caused by increased costs associated with the early extinguishment of debt and hurricane recovery costs. For additional information, see Note 17 to the consolidated financial statements included in Item 8.

On May 31, 2005, we changed our method of accounting for selling costs incurred related to new preneed funeral and cemetery service and merchandise sales, effective November 1, 2004. As of November 1, 2004, we recorded a cumulative effect of change in accounting principle of $254.2 million ($153.2 million after tax, or $1.40 per diluted share), which represents the cumulative balance of deferred preneed selling costs in the deferred charges line in the condensed consolidated balance sheet at the time of the change. See Note 3(b) to the consolidated financial statements for additional information.

As of October 31, 2006, our outstanding debt totaled $376.9 million. Of the total debt outstanding as of October 31, 2006, approximately 53 percent was subject to fixed rates averaging 6.2 percent, and 47 percent was subject to short-term variable rates averaging approximately 7.2 percent. On November 19, 2004, we completed the refinancing of our senior secured credit facility and recorded a charge for early extinguishment of debt of $2.7 million ($1.7 million after tax, or $.02 per share) to write off fees associated with the previous credit facility. On February 11, 2005, we completed the private offering of $200.0 million principal amount of our 6.25 percent senior notes due 2013. We also borrowed $130.0 million in additional term loan debt under our senior secured credit facility. We used the net proceeds from these transactions, together with a portion of our available cash, to repurchase $298.2 million in aggregate principal amount of our 10.75 percent senior subordinated notes due 2008 and to pay related tender premiums, fees, expenses and accrued interest of $28.9 million. In the second quarter of fiscal year 2005, we recorded a charge for early extinguishment of debt of $30.0 million ($19.2 million after tax, or $.18 per share) representing the tender premium, related fees and expenses and the write-off of unamortized fees. In the third quarter of fiscal year 2005, the remaining 10.75 percent senior subordinated notes were redeemed. We recorded a charge for early extinguishment of debt of $0.1 million representing the call premium and write-off of remaining unamortized fees on the 10.75 percent senior subordinated notes. See Note 14 to the consolidated financial statements included in Item 8 for additional information.

Preneed Sales into and Deliveries out of the Backlog

We achieved a 13.5 percent increase in preneed funeral sales for the year ended October 31, 2006 compared to the same period in 2005.

The revenues from our preneed funeral and cemetery merchandise and service sales are deferred into our backlog and are not included in our operating results presented above. We added $182.5 million in gross preneed sales to our funeral and cemetery merchandise and services backlog (including $74.5 million related to insurance-funded preneed funeral contracts) during the year ended October 31, 2006 to be recognized in the future (net of cancellations) as these prepaid products and services are delivered, compared to gross sales of $169.5 million (including $71.4 million related to insurance-funded preneed funeral contracts) for the corresponding period in 2005. Deliveries out of our preneed funeral and cemetery merchandise and services backlog, including accumulated trust earnings related to these preneed deliveries, amounted to $151.8 million for the year ended October 31, 2006, compared to $146.5 million for the corresponding period in 2005, resulting in net increases in the backlog of $30.7 million and $23.0 million for the years ended October 31, 2006 and 2005, respectively.

Liquidity and Capital Resources

Cash Flow

Comparison of Fiscal Year 2007 to Fiscal Year 2006

Our operations provided cash of $81.9 million for the year ended October 31, 2007, compared to providing cash of $90.1 million for the corresponding period in 2006. The change in operating cash flow is due to cash inflows of $2.1 million of extraordinary trust withdrawals in 2007 compared to cash inflows of $14.8 million for trust withdrawals in 2006 related to the deferred revenue project. Also, $9.3 million of tax payments (net of refunds) were made during the year ended October 31, 2007 compared to $4.2 million of tax payments (net of refunds) for the comparable period in 2006 due to a net operating loss carryforward utilized in fiscal year 2006. There were $1.3 million of net cash inflows recorded related to Hurricane Katrina in 2007 compared to $3.8 million of cash outflows in 2006. The timing of receipt of insurance proceeds does not match the timing of cash spending related to Hurricane Katrina. Lastly, we received $2.1 million due to the execution of a lease of our mineral rights at one of our cemeteries to an outside third-party.

Our investing activities resulted in a net cash outflow of $34.2 million for the year ended October 31, 2007, compared to a net cash outflow of $21.4 million for the comparable period in 2006. For the year ended October 31, 2007, capital expenditures amounted to $35.3 million, which included $18.9 million for maintenance capital expenditures, $3.5 million for growth initiatives, $8.4 million related to Hurricane Katrina and $4.5 million related to the implementation of two new business systems. For the year ended October 31, 2006, capital expenditures amounted to $28.9 million, which included $20.7 million for maintenance capital expenditures, $2.9 million for growth initiatives and $5.3 million related to Hurricane Katrina. We also purchased several properties in fiscal year 2007 resulting in a net cash outflow of $5.2 million. For the year ended October 31, 2007, there was a net cash inflow of $2.5 million for insurance proceeds related to hurricane damaged properties compared to $6.0 million as of October 31, 2006.

Our financing activities resulted in a net cash outflow of $20.1 million for the year ended October 31, 2007, compared to a net cash outflow of $65.4 million for the comparable period in 2006. This change is primarily due to net debt proceeds of $73.5 million ($250.0 million in proceeds of long-term debt and $176.5 million in repayments of long-term debt) in fiscal year 2007 compared to $33.2 million of debt repayments in fiscal year 2006. A $30.0 million unscheduled Term Loan B payment was made during the second quarter of 2006. In June 2007, we issued $250.0 million in senior convertible notes as described in Note 14 to the consolidated financial statements included in Item 8. As part of this debt transaction, we prepaid the remaining balance of our Term Loan B for $164.0 million, sold common stock warrants and purchased call options resulting in a net cash outflow of $16.2 million and recorded debt issuance costs of $6.2 million. Also, as part of this debt transaction, we repurchased approximately 7.7 million shares of our Class A common stock for $64.2 million, compared to $22.0 million in stock repurchases for the same period in 2006 under our stock repurchase program in effect at that time.

Comparison of Fiscal Year 2006 to Fiscal Year 2005

Our operations provided cash of $90.1 million for the year ended October 31, 2006, compared to providing cash of $52.8 million for the corresponding period in 2005. For the year ended October 31, 2005, we recorded $25.5 million for premiums paid for the early extinguishment of debt related to the debt refinancings in 2005. The remaining increase is primarily due to a reduction in interest payments of $6.8 million primarily due to a change in the timing of interest payment dates. These increases in cash flow were partially offset by $3.8 million of cash outflows in excess of insurance proceeds recorded related to Hurricane Katrina compared to $2.5 million in 2005, and cash inflows of $14.8 million for trust withdrawals associated with the deferred revenue project during the year ended October 31, 2006 compared to $18.7 million for the same period in 2005. The timing of receipt of insurance proceeds does not match the timing of cash spending related to Hurricane Katrina.

Our investing activities resulted in a net cash outflow of $21.4 million for the year ended October 31, 2006, compared to a net cash outflow of $12.4 million for the comparable period in 2005. In 2006, there was a net cash inflow of $6.0 million for insurance proceeds related to hurricane damaged properties. Net asset sale proceeds were

$1.2 million for the year ended October 31, 2006 compared to $10.0 million for the same period in 2005. For the year ended October 31, 2006, capital expenditures amounted to $28.9 million compared to $22.6 million in the same period in 2005. The increase in capital expenditures was due primarily to capital expenditures related to Hurricane Katrina.

Our financing activities resulted in a net cash outflow of $65.4 million for the year ended October 31, 2006, compared to a net cash outflow of $21.4 million for the comparable period in 2005. The change was due primarily to debt repayments of $33.2 million in the year ended October 31, 2006 (a $30.0 million unscheduled payment on our Term Loan B was made in the second quarter of 2006) compared to net repayments of $6.8 million in the comparable period of 2005 ($440.0 million in proceeds of long-term debt and $446.8 million in repayments of long-term debt). Stock option exercises in fiscal year 2005 resulting in issuances of common stock amounted to $13.6 million compared to $0.4 million in fiscal year 2006. Stock repurchases under our stock repurchase program then in effect amounted to $22.0 million and $13.7 million for the year ended October 31, 2006 and 2005, respectively. We also reinstated our dividend program in the second quarter of 2005, therefore, fiscal year 2006 contains four quarters of dividend payments for a total of $10.7 million compared to only three quarters in fiscal year 2005 for a total of $8.2 million.

Stock Repurchase Plan

On September 19, 2007, we announced a new stock repurchase program, authorizing the investment of up to $25.0 million in the repurchase of our common stock. Repurchases under the program are limited to our Class A common stock, and will be made in the open market or in privately negotiated transactions at such times and in such amounts as management deems appropriate, depending upon market conditions and other factors. These repurchases reduce the weighted average number of common shares outstanding during each period. Since the inception of the new program through October 31, 2007, we had not repurchased any shares of our Class A Common Stock under this program. As of December 20, 2007, we had repurchased 1,400,000 shares for $11.4 million under the program at an average price of $8.14 per share. On December 20, 2007, we announced a $25.0 million increase in this program.

Contractual Obligations and Commercial Commitments

On June 27, 2007, we issued $125.0 million aggregate principal amount of 3.125 percent senior convertible notes due 2014 and $125.0 million aggregate principal amount of 3.375 percent senior convertible notes due 2016 and prepaid the remaining balance of our Term Loan B. For additional information, see Note 14 to the consolidated financial statements included in Item 8 and "Liquidity and Capital Resources - Cash Flow" above.

As of October 31, 2007, our outstanding debt balance totaled $450.3 million. The following table details our known future cash payments (in millions) related to various contractual obligations as of October 31, 2007.

		Payments Due by Period			
Contractual Obligations	**Total**	**Fiscal Year 2008**	**Fiscal Years 2009 - 2010**	**Fiscal Years 2011– 2012**	**Thereafter**
Long-term debt obligations [1]	$ 450.3	$ .2	$ —	$ —	$ 450.1
Interest on long-term debt [2]	134.3	21.0	41.3	41.3	30.7
Operating lease agreements [3]	31.9	4.3	7.0	3.7	16.9
Non-competition and other agreements [4]	2.7	1.7	.7	.3	—
	$ 619.2	$ 27.2	$ 49.0	$ 45.3	$ 497.7

(1) See below for a breakdown of future scheduled principal payments and maturities of our long-term debt by type as of October 31, 2007.

(2) Includes contractual interest payments for our senior convertible notes, senior notes and third-party debt.

(3) Our noncancellable operating leases are primarily for land and buildings and expire over the next 1 to 15 years, except for six leases that expire between 2032 and 2039. Our future minimum lease payments as of October 31,

2007 were $4.3 million, $3.9 million, $3.1 million, $2.1 million, $1.6 million and $16.9 million for the years ending October 31, 2008, 2009, 2010, 2011, 2012 and later years, respectively.

(4) We have entered into non-competition agreements with prior owners and key employees of acquired subsidiaries that expire at various times through 2012. During fiscal year 2001, we decided to relieve some of the prior owners and key employees of their obligations not to compete; however, we will continue to make the payments in accordance with the contract terms. This category also includes separation pay related to former executive officers.

As of October 31, 2007, our outstanding debt balance was $450.3 million, consisting of $250.0 million in senior convertible notes, $200.0 million of 6.25 percent senior notes and $0.3 million of other debt. There were no amounts drawn on the revolving credit facility. The following table reflects future scheduled principal payments and maturities of our long-term debt (in millions) as of October 31, 2007.

Fiscal Year Ending October 31,	Revolving Credit Facility	Senior Convertible Notes	Senior Notes	Other Principally Seller Financing of Acquired Operations	Total
2008	$ —	$ —	$ —	$ .2	$ .2
2009	—	—	—	—	—
2010	—	—	—	—	—
2011	—	—	—	—	—
2012	—	—	—	—	—
Thereafter	—	250.0	200.0	.1	450.1
Total long-term debt	$ —	$ 250.0	$ 200.0	$ .3	$ 450.3

We also had $13.0 million of outstanding letters of credit as of October 31, 2007, and we are required to maintain a bond to guarantee our obligations relating to funds we withdrew in fiscal year 2001 from our preneed funeral trusts in Florida. We substituted a bond to guarantee performance under certain preneed funeral contracts and agreed to maintain unused credit facilities in an amount that will equal or exceed the bond amount. The surety company has the right to terminate the bond at any time, and if that were to occur and we were not able to obtain a replacement, we would be required to fund the trusts with cash equal to the bond amount. As of October 31, 2007, the balance of the Florida bond was $30.8 million. We believe that cash flow from operations will be sufficient to cover our estimated cost of providing the related prearranged services and products in the future.

As of October 31, 2007, there were no amounts drawn on our $125.0 million revolving credit facility. As of October 31, 2007, our availability under the revolving credit facility, after giving consideration to the aforementioned letters of credit and bond obligation, was $81.2 million.

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements as of October 31, 2007 consist of the following two items:

(1) the $30.8 million bond we are required to maintain to guarantee our obligations relating to funds we withdrew in fiscal year 2001 from our preneed funeral trusts in Florida, which is discussed in Note 19 to the consolidated financial statements included in Item 8; and

(2) the insurance-funded preneed funeral contracts, which will be funded by life insurance or annuity contracts issued by third-party insurers, are not reflected in our consolidated balance sheets, and are discussed in Note 2(j) to the consolidated financial statements included in Item 8.

Ratio of Earnings to Fixed Charges

Our ratio of earnings to fixed charges was as follows:

Years ended October 31,				
2007	2006	2005	2004	2003
3.05 (1)	2.83 (2)	1.34 (3)(4)	1.97 (5)	1.07 (6)

(1) Pretax earnings for fiscal year 2007 include a charge of $2.5 million related to Hurricane Katrina, a charge of $0.6 million for separation charges primarily related to separation pay of a former executive officer who retired in the first quarter of 2007 and $0.7 million for the loss on early extinguishment of debt related to the June 2007 senior convertible debt transaction.

(2) Pretax earnings for fiscal year 2006 includes a net recovery of $1.6 million related to Hurricane Katrina, business interruption proceeds of $3.2 million related to Hurricane Katrina, a charge of $1.0 million for separation charges related to July 2005 restructuring of our divisions and the retirement of an executive officer and gains on dispositions, net of impairment losses of ($0.2) million.

(3) Pretax earnings for fiscal year 2005 include a charge of $9.4 million for expenses related to Hurricane Katrina, a charge of $1.5 million for separation charges related to the July 2005 restructuring of our divisions, $1.3 million of gains on disposition, net of impairment losses and $32.8 million for the loss on early extinguishment of debt related to the 2005 debt refinancings.

(4) Excludes the cumulative effect of change in accounting principles.

(5) Pretax earnings for fiscal year 2004 include charges of $3.4 million for severance and other costs relating to the workforce reductions announced in December 2003 and separation payments to a former executive officer and ($0.2) million in gains on dispositions, net of impairment losses

(6) Pretax earnings for fiscal year 2003 include a charge of $11.3 million for the loss on early extinguishment of debt in connection with redemption of the ROARS, a noncash charge of $9.6 million for long-lived asset impairment and a charge of $2.5 million for separation payments to former executive officers.

For purposes of computing the ratio of earnings to fixed charges, earnings consist of pretax earnings from continuing operations plus fixed charges (excluding interest capitalized during the period). Fixed charges consist of interest expense, capitalized interest, amortization of debt expense and discount or premium relating to any indebtedness and the portion of rental expense that management believes to be representative of the interest component of rental expense.

Effect of Recent Accounting Standards

For additional information on changes in accounting principles and new accounting principles, see Note 3 to the consolidated financial statements included in Item 8.

Inflation

Inflation has not had a significant impact on our operations over the past three years, nor is it expected to have a significant impact in the foreseeable future.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The market risk inherent in our market risk sensitive instruments and positions is the potential change arising from increases or decreases in the prices of marketable equity securities and interest rates as discussed below. Generally, our market risk sensitive instruments and positions are characterized as "other than trading." Our exposure to market risk as discussed below includes forward-looking statements and represents an estimate of possible changes in fair value or future earnings that would occur assuming hypothetical future movements in equity markets or interest rates. Our views on market risk are not necessarily indicative of actual results that may occur, and do not represent the maximum possible gains and losses that may occur. Actual gains and losses, fluctuations in equity markets, interest rates and the timing of transactions, may differ from those estimated.

On June 27, 2007, we issued $125.0 million aggregate principal amount of 3.125 percent senior convertible notes due 2014 and $125.0 million aggregate principal amount of 3.375 percent senior convertible notes due 2016. As part of this transaction, we sold common stock warrants and purchased call options. Such transactions were entered into to mitigate the potential dilutive effect of the conversion feature of the senior convertible notes on our common stock. For additional information about these transactions, see Note 14 to our consolidated financial statements included in Item 8.

Marketable Equity Securities

As of October 31, 2007 and 2006, our marketable equity securities subject to market risk consisted principally of investments held by our preneed funeral and cemetery merchandise and services trusts and our cemetery perpetual care trusts and escrow accounts and had fair values of $598.0 million and $613.2 million, respectively, which were determined using final sale prices quoted on stock exchanges. Each 10 percent change in the average market prices of the equity securities held in such accounts would result in a change of approximately $59.8 million and $61.3 million, respectively, in the fair value of such accounts.

Our preneed funeral and cemetery merchandise and services trusts and our cemetery perpetual care trusts and escrow accounts, all of which are managed by ITI, are further discussed in "Management's Discussion and Analysis" in Item 7, and in Notes 4, 5 and 6 to our consolidated financial statements included in Item 8. ITI operates pursuant to a formal investment policy as discussed in "Operations" included in Item 1.

Interest

We have entered into various fixed- and variable-rate debt obligations, which are detailed in Note 14 to our consolidated financial statements included in Item 8.

As of October 31, 2007, our long-term fixed-rate debt consists of our $200.0 million 6.25 percent senior notes, $125.0 million 3.125 percent senior convertible notes, $125.0 million 3.375 percent senior convertible notes and our third-party debt. On June 27, 2007 we issued the $250.0 million of senior convertible notes. This transaction is further discussed in Note 14 to our consolidated financial statements included in Item 8. As of October 31, 2007 and 2006, the carrying values of our long-term fixed-rate debt, including accrued interest, were approximately $455.7 million and $203.6 million, respectively, compared to fair values of $457.1 million and $191.6 million, respectively. Fair values were determined using quoted market prices. Each approximate 10 percent change in the average interest rates applicable to determine the fair value of such debt, 50 basis points for 2007 and 75 basis points for 2006 would result in changes of approximately $13.3 million and $7.3 million, respectively, in the fair values of these instruments. If these instruments are held to maturity, no change in fair value will be realized.

In June 2007, we prepaid the remaining balance of our variable-rate Term Loan B using proceeds from the issuance of the senior convertible notes. As of October 31, 2006, the carrying value of our Term Loan B was $178.1 million compared to a fair value of $177.9 million. Fair value was determined using quoted market prices. Each approximate 10 percent change in the average interest rate applicable to this debt, 75 basis points for 2006, would have resulted in a change of approximately $1.1 million in our pretax earnings. As of October 31, 2007 and 2006, there were no amounts drawn on the revolving credit facility.

We monitor our mix of fixed- and variable-rate debt obligations in light of changing market conditions and from time to time may alter that mix by, for example, refinancing balances outstanding under our variable-rate senior secured credit facility with fixed-rate debt or by entering into interest rate swaps.

As of October 31, 2007 and 2006, our fixed-income securities subject to market risk consisted principally of investments in our preneed funeral and cemetery merchandise and services trusts and our cemetery perpetual care trusts and escrow accounts and had aggregate quoted market values of $159.0 million and $103.1 million, respectively. Each 10 percent change in interest rates on these fixed-income securities would result in changes of approximately $3.8 million and $2.4 million, respectively, in the fair values of such securities based on discounted expected future cash flows. If these securities are held to maturity, no change in fair value will be realized.

As of October 31, 2007 and 2006, our money market and other short-term investments subject to market risk, including amounts held in preneed funeral and cemetery merchandise and services trusts, and in our cemetery perpetual care trusts, had carrying values approximating their fair values of $171.1 million and $180.8 million, respectively. Under our current accounting methods, a change in the average interest rate earned by our preneed funeral and cemetery merchandise and services trusts would not result in a change in our current pretax earnings. As such, as of October 31, 2007 and 2006, only $27.1 million and $30.2 million, respectively, of these short-term investments, which includes amounts in the cemetery perpetual care trusts and other short-term investments not held in trust, were subject to changes in interest rates. Each 10 percent change in average interest rates applicable to such investments, 10 basis points for 2007 and 2006, would result in changes of less than $0.1 million for 2007 and 2006 in our pretax earnings.

The fixed-income securities, money market and other short-term investments owned by us are principally invested in our preneed funeral and cemetery merchandise and services trusts and our cemetery perpetual care trusts and escrow accounts, which are managed by ITI. ITI operates pursuant to a formal investment policy as discussed above.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Shareholders of Stewart Enterprises, Inc.

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Stewart Enterprises, Inc. and its subsidiaries at October 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 3(a) to the consolidated financial statements, the Company changed the method of accounting for share-based compensation effective November 1, 2005. As discussed in Note 3(b) to the consolidated financial statements, the Company changed its method of accounting for preneed selling costs incurred related to the acquisitions of new prearranged funeral and cemetery service and merchandise sales effective as of November 1, 2004.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
New Orleans, Louisiana
December 21, 2007

STEWART ENTERPRISES, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS
(Dollars in thousands, except per share amounts)

	Year Ended October 31,		
	2007	2006	2005
Revenues:			
Funeral	$ 279,330	$ 280,237	$ 270,713
Cemetery	243,487	233,993	218,196
	522,817	514,230	488,909
Costs and expenses:			
Funeral	216,375	215,042	209,523
Cemetery	194,012	184,575	177,907
	410,387	399,617	387,430
Gross profit	112,430	114,613	101,479
Corporate general and administrative expenses	(31,143)	(31,739)	(19,440)
Hurricane related recoveries (charges), net	(2,533)	1,628	(9,366)
Separation charges	(580)	(991)	(1,507)
Gains on dispositions and impairment (losses), net	(44)	(153)	1,311
Other operating income, net	1,651	1,333	1,373
Operating earnings	79,781	84,691	73,850
Interest expense	(25,065)	(29,633)	(30,460)
Loss on early extinguishment of debt	(677)	—	(32,822)
Investment and other income, net	3,374	3,676	713
Earnings from continuing operations before income taxes and cumulative effect of change in accounting principle	57,413	58,734	11,281
Income taxes	18,099	21,154	2,978
Earnings from continuing operations before cumulative effect of change in accounting principle	39,314	37,580	8,303
Discontinued operations:			
Earnings (loss) from discontinued operations before income taxes	807	(80)	1,802
Income tax expense (benefit)	308	(93)	251
Earnings from discontinued operations	499	13	1,551
Earnings before cumulative effect of change in accounting principle	39,813	37,593	9,854
Cumulative effect of change in accounting principle (net of $101,061 income tax benefit in 2005)	—	—	(153,180)
Net earnings (loss)	$ 39,813	$ 37,593	$ (143,326)
Basic earnings (loss) per common share:			
Earnings from continuing operations before cumulative effect of change in accounting principle	$ .38	$ .35	$ .08
Earnings from discontinued operations	.01	—	.01
Cumulative effect of change in accounting principle	—	—	(1.40)
Net earnings (loss)	$ .39	$ .35	$ (1.31)
Diluted earnings (loss) per common share:			
Earnings from continuing operations before cumulative effect of change in accounting principle	$ .38	$ .35	$ .08
Earnings from discontinued operations	.01	—	.01
Cumulative effect of change in accounting principle	—	—	(1.40)
Net earnings (loss)	$ .39	$ .35	$ (1.31)
Weighted average common shares outstanding (in thousands):			
Basic	102,584	106,855	109,040
Diluted	102,737	106,900	109,205
Dividends declared per common share	$ .10	$ .10	$ .075

See accompanying notes to consolidated financial statements.

STEWART ENTERPRISES, INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share amounts)

ASSETS	October 31, 2007	October 31, 2006
Current assets:		
Cash and cash equivalents	$ 71,545	$ 43,870
Marketable securities	262	239
Receivables, net of allowances	60,615	72,554
Inventories	36,061	36,252
Prepaid expenses	6,355	6,428
Deferred income taxes, net	8,621	10,502
Assets held for sale	—	349
Total current assets	183,459	170,194
Receivables due beyond one year, net of allowances	83,608	75,350
Preneed funeral receivables and trust investments	515,053	513,695
Preneed cemetery receivables and trust investments	255,679	257,930
Goodwill	273,286	271,342
Cemetery property, at cost	374,800	370,280
Property and equipment, at cost:		
Land	43,767	41,185
Buildings	310,968	290,874
Equipment and other	164,246	149,067
	518,981	481,126
Less accumulated depreciation	213,063	188,826
Net property and equipment	305,918	292,300
Deferred income taxes, net	192,859	173,983
Cemetery perpetual care trust investments	236,503	228,648
Non-current assets held for sale	—	13,265
Other assets	17,809	13,590
Total assets	$ 2,438,974	$ 2,380,577

(continued)

STEWART ENTERPRISES, INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share amounts)

LIABILITIES AND SHAREHOLDERS' EQUITY	October 31, 2007	October 31, 2006
Current liabilities:		
Current maturities of long-term debt	$ 198	$ 2,839
Accounts payable	26,606	19,375
Accrued payroll and other benefits	16,316	17,353
Accrued insurance	21,252	21,803
Accrued interest	5,576	5,822
Other current liabilities	17,958	18,141
Income taxes payable	4,177	3,703
Total current liabilities	92,083	89,036
Long-term debt, less current maturities	450,115	374,020
Deferred preneed funeral revenue	256,603	270,267
Deferred preneed cemetery revenue	284,507	296,324
Non-controlling interest in funeral and cemetery trusts	683,052	653,814
Non-current liabilities associated with assets held for sale	—	8,833
Other long-term liabilities	13,869	12,410
Total liabilities	1,780,229	1,704,704
Commitments and contingencies (Note 19)		
Non-controlling interest in perpetual care trusts	235,427	227,141
Non-controlling interest in perpetual care trusts associated with assets held for sale	—	1,839
Shareholders' equity:		
Preferred stock, $1.00 par value, 5,000,000 shares authorized; no shares issued	—	—
Common stock, $1.00 stated value:		
Class A authorized 150,000,000 shares; issued and outstanding 94,865,387 and 101,408,227 shares at October 31, 2007 and 2006, respectively	94,865	101,408
Class B authorized 5,000,000 shares; issued and outstanding 3,555,020 shares at October 31, 2007 and 2006; 10 votes per share convertible into an equal number of Class A shares	3,555	3,555
Additional paid-in capital	583,789	640,648
Accumulated deficit	(258,902)	(298,715)
Accumulated other comprehensive income (loss):		
Unrealized appreciation (depreciation) of investments	11	(3)
Total accumulated other comprehensive income (loss)	11	(3)
Total shareholders' equity	423,318	446,893
Total liabilities and shareholders' equity	$ 2,438,974	$ 2,380,577

See accompanying notes to consolidated financial statements.

STEWART ENTERPRISES, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollars in thousands, except per share amounts)

	Common Stock [1]	Additional Paid-In Capital	Accumulated Deficit	Unearned Restricted Stock Compensation	Unrealized Depreciation of Investments	Derivative Financial Instrument Gains (Losses)	Total Shareholders' Equity
Balance October 31, 2004	$ 107,885	$ 673,630	$ (192,982)	$ (222)	$ —	$ (333)	$ 587,978
Comprehensive income (loss):							
Net loss	—	—	(143,326)	—	—	—	(143,326)
Other comprehensive income (loss):							
Unrealized depreciation of investments, net of deferred tax expense of ($2)	—	—	—	—	(3)	—	(3)
Unrealized appreciation on derivative instrument designated and qualifying as a cash flow hedging instrument, net of deferred tax expense of ($204)	—	—	—	—	—	333	333
Total other comprehensive income (loss)	—	—	—	—	(3)	333	330
Total comprehensive income (loss)	—	—	(143,326)	—	(3)	333	(142,996)
Restricted stock activity	155	936	—	(347)	—	—	744
Issuance of common stock	76	359	—	—	—	—	435
Stock options exercised	2,654	10,513	—	—	—	—	13,167
Tax benefit associated with stock options exercised	—	1,993	—	—	—	—	1,993
Purchase and retirement of common stock	(2,100)	(11,585)	—	—	—	—	(13,685)
Dividends ($.075 per share)	—	(8,183)	—	—	—	—	(8,183)
Balance October 31, 2005	$ 108,670	$ 667,663	$ (336,308)	$ (569)	$ (3)	$ —	$ 439,453

(continued)

STEWART ENTERPRISES, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollars in thousands, except per share amounts)

	Common Stock [1]	Additional Paid-In Capital	Accumulated Deficit	Unearned Restricted Stock Compensation	Unrealized Depreciation of Investments	Total Shareholders' Equity
Balance October 31, 2005	$ 108,670	$ 667,663	$ (336,308)	$ (569)	$ (3)	$ 439,453
Comprehensive income: net earnings	—	—	37,593	—	—	37,593
Adoption of SFAS No. 123R	—	(569)	—	569	—	—
Restricted stock activity	6	327	—	—	—	333
Issuance of common stock	150	648	—	—	—	798
Stock options exercised	33	149	—	—	—	182
Share-based compensation	—	1,203	—	—	—	1,203
Purchase and retirement of common stock	(3,896)	(18,100)	—	—	—	(21,996)
Dividends ($.10 per share)	—	(10,673)	—	—	—	(10,673)
Balance October 31, 2006	$ 104,963	$ 640,648	$ (298,715)	$ —	$ (3)	$ 446,893

	Common Stock [1]	Additional Paid-In Capital	Accumulated Deficit	Unrealized Appreciation (Depreciation) of Investments	Total Shareholders' Equity
Balance October 31, 2006	$ 104,963	$ 640,648	$ (298,715)	$ (3)	$ 446,893
Comprehensive income:					
Net earnings	—	—	39,813	—	39,813
Other comprehensive income:					
Unrealized appreciation of investments, net of deferred tax expense of ($8)	—	—	—	14	14
Total other comprehensive income	—	—	—	14	14
Total comprehensive income	—	—	39,813	14	39,827
Restricted stock activity	531	(144)	—	—	387
Issuance of common stock	213	1,249	—	—	1,462
Stock options exercised	411	2,221	—	—	2,632
Share-based compensation	—	1,576	—	—	1,576
Tax benefit associated with stock options exercised	—	76	—	—	76
Purchase and retirement of common stock	(7,698)	(56,503)	—	—	(64,201)
Purchase of call options, net of tax benefit of $21,000	—	(39,000)	—	—	(39,000)
Sale of common stock warrants	—	43,850	—	—	43,850
Dividends ($.10 per share)	—	(10,184)	—	—	(10,184)
Balance October 31, 2007	$ 98,420	$ 583,789	$ (258,902)	$ 11	$ 423,318

(1) Amount includes shares of Class A common stock with a stated value of $1 per share, and includes 3,555 shares (in thousands) of Class B common stock.

See accompanying notes to consolidated financial statements.

STEWART ENTERPRISES, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands, except per share amounts)

	Year Ended October 31,		
	2007	2006	2005
Cash flows from operating activities:			
Net earnings (loss)	$ 39,813	$ 37,593	$ (143,326)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:			
Cumulative effect of change in accounting principle	—	—	153,180
(Gains) on dispositions and impairment losses, net	(565)	327	(2,401)
Impairment of hurricane damaged properties	—	—	11,661
Loss on early extinguishment of debt	677	—	32,822
Premiums paid on early extinguishment of debt	—	—	(25,463)
Depreciation and amortization	27,638	25,666	25,709
Provision for doubtful accounts	9,756	6,795	10,077
Share-based compensation	1,576	1,203	—
Excess tax benefits from share-based payment arrangements	(153)	(11)	—
Tax benefit on stock options exercised	—	—	1,993
Provision (benefit) for deferred income taxes	4,337	14,281	(543)
Other	2,019	3,371	518
Changes in assets and liabilities:			
Increase in receivables	(7,795)	(22,256)	(14,155)
(Increase) decrease in inventories and cemetery property	(4,365)	(4,193)	1,246
Increase in accounts payable and accrued expenses	1,741	10,454	7,018
Net effect of preneed funeral production and maturities:			
Decrease in preneed funeral receivables and trust investments	4,167	4,567	4,141
Decrease in deferred preneed funeral revenue	(15,435)	(15,375)	(13,628)
Increase in funeral non-controlling interest	10,867	5,058	2,449
Net effect of preneed cemetery production and deliveries:			
Decrease in preneed cemetery receivables and trust investments	5,042	3,479	1,192
Increase (decrease) in deferred preneed cemetery revenue	(11,807)	10,235	(8,313)
Increase in cemetery non-controlling interest	11,681	11,686	12,368
Increase (decrease) in other	2,747	(2,779)	(3,703)
Net cash provided by operating activities	81,941	90,101	52,842
Cash flows from investing activities:			
Proceeds from sales of marketable securities	—	—	16
Proceeds from sale of assets, net	3,750	1,218	10,007
Purchase of subsidiaries, net of cash acquired	(5,203)	—	—
Insurance proceeds related to hurricane damaged properties	2,529	6,000	—
Additions to property and equipment	(35,310)	(28,907)	(22,569)
Other	48	249	149
Net cash used in investing activities	(34,186)	(21,440)	(12,397)
Cash flows from financing activities:			
Proceeds from long-term debt	250,000	—	440,0000
Repayments of long-term debt	(176,547)	(33,168)	(446,778)
Debt issue costs	(6,217)	—	(6,257)
Proceeds from sale of common stock warrants	43,850	—	—
Issuance of common stock	3,066	368	13,602
Purchase and retirement of common stock	(64,201)	(21,996)	(13,685)
Purchase of call options	(60,000)	—	—
Dividends	(10,184)	(10,673)	(8,183)
Excess tax benefits from share-based payment arrangements	153	11	—
Other	—	62	(53)
Net cash used in financing activities	(20,080)	(65,396)	(21,354)
Net increase in cash	27,675	3,265	19,091
Cash and cash equivalents, beginning of year	43,870	40,605	21,514
Cash and cash equivalents, end of year	$ 71,545	$ 43,870	$ 40,605
Supplemental cash flow information:			
Cash paid during the year for:			
Income taxes	$ 9,300	$ 4,200	$ 2,000
Interest	$ 24,800	$ 27,600	$ 34,400
Noncash investing and financing activities:			
Issuance of common stock to executive officers and directors	$ 1,028	$ 612	$ —
Issuance of restricted stock, net of forfeitures	$ 4,136	$ 35	$ 1,090

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)

(1) The Company

Stewart Enterprises, Inc. (the "Company") is a provider of funeral and cemetery products and services in the death care industry in the United States. Through its subsidiaries, the Company offers a complete range of funeral merchandise and services, along with cemetery property, merchandise and services, both at the time of need and on a preneed basis. As of October 31, 2007, the Company owned and operated 221 funeral homes and 139 cemeteries in 24 states within the United States and Puerto Rico. The Company has five operating and reportable segments consisting of a corporate trust management segment and a funeral and cemetery segment for each of two geographic areas: Western and Eastern. Additional information on segments can be found in Note 20.

(2) Summary of Significant Accounting Policies

(a) *Principles of Consolidation*

The accompanying consolidated financial statements include the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated. A discussion of discontinued operations, assets held for sale and liabilities associated with assets held for sale can be found in Note 12.

(b) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and these differences could be material.

(c) *Fair Value of Financial Instruments*

Estimated fair value amounts have been determined using available market information and the valuation methodologies described below. However, considerable judgment is required in interpreting market data to develop estimates of fair value. The use of different market assumptions or valuation methodologies could have a material effect on the estimated fair value amounts.

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company deposits its cash and cash equivalents with financial institutions. Such balances typically exceed applicable FDIC insurance limits. The carrying amounts of cash and cash equivalents and current receivables approximate fair value due to the short-term nature of these instruments. The carrying amount of receivables due beyond one year approximates fair value because they bear interest at rates currently offered by the Company for receivables with similar terms and maturities.

The carrying amounts of marketable securities and marketable securities included in preneed funeral trust investments, preneed cemetery trust investments and cemetery perpetual care trust investments are stated at fair value as they are classified as available for sale under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115").

Any investment with a fair market value that has been less than its cost basis by 20 percent or greater for more than six months as of the respective balance sheet reporting date is considered other than temporarily impaired. In addition, the Company periodically reviews its investment portfolio to determine if any of the temporarily impaired assets should be designated as other than temporarily impaired. This evaluation includes determining if the Company has the ability and intent to hold these investments for its forecasted recovery period and determining if there have been any changes in market conditions or concerns specific to the issuer of the securities. Otherwise, an investment with a fair market value that is less than its cost basis is considered to be temporarily impaired. This evaluation of impairment with respect to the Company's trust portfolio is performed each quarter using quoted

(Dollars in thousands, except per share amounts)

(2) Summary of Significant Accounting Policies—(Continued)

market prices. If a loss is other than temporary, the cost basis of the security is adjusted downward to its market value. This is reflected in the Company's footnote disclosure, but does not otherwise have an effect on the financial statements, since the trust portfolio amount as reported in the consolidated balance sheet is already marked to market value each quarter.

The fair value of the Company's long-term variable-rate and fixed-rate debt is estimated using quoted market prices, where applicable, or future cash flows discounted at rates for similar types of borrowing arrangements as discussed in Note 14.

Pursuant to Emerging Issues Task Force ("EITF") Issue No. 90-19, "Convertible Bonds with Issuer Option to Settle for Cash upon Conversion," ("EITF 90-19"), EITF Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," ("EITF 00-19"), and EITF Issue No. 01-06, "The Meaning of Indexed to a Company's Own Stock" ("EITF 01-06"), the senior convertible notes are accounted for as a liability with a carrying amount equal to their principal amount in the consolidated balance sheet and the embedded conversion option in the senior convertible notes has not been accounted for as a separate derivative.

The call options purchased and warrants sold contemporaneously with the sale of the senior convertible notes are equity contracts that meet the paragraph 11(a) scope exception of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and hence do not need to be marked-to-market through earnings. In addition, since the call option and warrant transactions are accounted for as equity transactions, the payment associated with the purchase of the call options and the proceeds received from the issuance of the warrants were recorded in additional paid-in capital in stockholders' equity as separate equity transactions.

(d) *Inventories*

Inventories are stated at the lower of cost (average cost and first-in, first-out methods) or net realizable value. The portion of developed cemetery property that management estimates will be used in the next twelve months is included in inventories. Such estimates are based on the Company's historical experience or results. The Company allocates costs of construction projects to the number of units in the respective project.

(e) *Buildings and Equipment*

Buildings and equipment are recorded at cost and are depreciated over their estimated useful lives, primarily using the straight-line method. Building and building improvement items are generally depreciated over a period ranging from 10 to 40 years. Equipment (including computer equipment, light equipment, heavy equipment and crematory equipment) is generally depreciated over a period ranging from three to 20 years. Vehicles are depreciated over five to seven years. Leasehold improvements are depreciated over the shorter of the term of the lease or the life of the asset. Maintenance and repairs are charged to expense whereas renewals and major replacements that extend the assets' useful lives are capitalized. For the fiscal years ended October 31, 2007, 2006 and 2005, depreciation expense totaled $25,146, $22,841 and $21,424, respectively.

The Company reviews for continued appropriateness the carrying value of its long-lived assets whenever events and circumstances indicate a potential impairment. This review is based on its projections of anticipated undiscounted future cash flows. If indicators of impairment are present, the Company evaluates the undiscounted future cash flows estimated to be generated by those assets compared to the carrying amount of those assets. The net carrying value of assets not recoverable are reduced to fair value. While the Company believes that its estimates of undiscounted future cash flows are reasonable, different assumptions regarding such cash flows and comparable sales values could materially affect its evaluations.

(Dollars in thousands, except per share amounts)

(2) Summary of Significant Accounting Policies—(Continued)

(f) *Preneed Selling Costs*

Preneed selling costs related to the acquisition of new prearranged funeral and cemetery service and merchandise sales are charged to expense as incurred. Preneed selling costs related to the acquisition of new prearranged cemetery property sales are deferred in accordance with SFAS No. 66, "Accounting for Sales of Real Estate" ("SFAS No. 66").

(g) *Goodwill*

The Company's evaluation of the goodwill of its operations consists of 13 reporting units. Those reporting units include: corporate trust management; the Western division funeral operating segment comprised of two reporting units (Western-North and Western-South regions aggregated and Midwestern, Southern and Southwestern regions aggregated); the Western division cemetery operating segment comprised of three reporting units (Western-North region, Western-South region and Midwestern, Southern and Southwestern regions aggregated); the Eastern division funeral operating segment comprised of four reporting units (Southern region, Puerto Rico region, Northern region and Central region); and the Eastern division cemetery operating segment comprised of three reporting units (Puerto Rico region, Southern region and Northern and Central regions aggregated).

The Company's goodwill impairment test involves estimates and management judgment and was performed using a discounted cash flow valuation methodology. Step two of the impairment test involves determining estimates of fair values of the Company's assets and liabilities. The Company may obtain assistance from third parties in assessing the fair value of certain of its assets, primarily real estate, in performing the step two analysis.

Goodwill of a reporting unit must be tested for impairment on at least an annual basis. The Company conducts its annual goodwill impairment analysis during the fourth quarter of each fiscal year. In addition to an annual review, the Company assesses the impairment of goodwill whenever events or changes in circumstances indicate that the carrying value may be greater than fair value. Factors the Company considers important that could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the manner of the use of the Company's assets or the strategy for its overall business and significant negative industry or economic trends.

In reviewing goodwill for impairment, the Company first compares the fair value of each of its reporting units with its carrying amount (including goodwill). If the carrying amount of a reporting unit (including goodwill) exceeds its fair value, the Company then measures the amount of impairment of the reporting unit's goodwill by comparing the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. The implied fair value of a reporting unit's goodwill is determined in the same manner as the amount of goodwill recognized in a business combination is determined. That is, the Company allocates the fair value of the reporting unit to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. An impairment charge is recorded when the carrying amount of goodwill exceeds its implied fair value. The Company's annual goodwill assessment for the years ended October 31, 2007, 2006 and 2005 resulted in no goodwill impairment charge.

Goodwill in excess of net assets of companies acquired totaled $273,286 and $271,342 as of October 31, 2007 and 2006, respectively. Accumulated amortization in goodwill was $62,197 as of October 31, 2007 and 2006. The Company has approximately $50,562 of tax deductible goodwill which is being amortized over fifteen years for tax purposes.

(Dollars in thousands, except per share amounts)

(2) Summary of Significant Accounting Policies—(Continued)

(h) *Stock-Based Compensation*

Effective November 1, 2005, the Company adopted SFAS No. 123R, "Share-Based Payment" ("SFAS No. 123R"), using the modified prospective application transition method. Under this transition method, compensation cost for the period includes the portion vesting in the period for (1) all share-based compensation arrangements granted prior to, but not vested as of November 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, "Accounting for Stock Based Compensation" ("SFAS No. 123") and (2) all share-based compensation arrangements granted subsequent to November 1, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. See Notes 3(a) and 18 for additional information on SFAS No. 123R and the policy for periods prior to 2006.

Prior to November 1, 2005, no stock-based employee compensation cost related to stock options was reflected in net earnings, as all options granted under those plans had an exercise price equal to or greater than the market value of the underlying common stock on the grant date. Accordingly, share-based compensation related to stock options was only included as a pro forma disclosure in the notes to the consolidated financial statements.

(i) *Funeral Revenue*

The Company sells price-guaranteed prearranged funeral services and merchandise under contracts that provide for delivery of the services and merchandise at the time of death. Prearranged funeral services are recorded as funeral revenue in the period the funeral is performed. Prearranged funeral merchandise is recognized as revenue upon delivery. Prior to performing the funeral or delivering of the merchandise, such sales are deferred. Funeral services and merchandise sold at the time of need are recorded as funeral revenue in the period the funeral is performed or the merchandise is delivered. The Company records cash advance items such as public transportation and obituary notices which are arranged on behalf of a customer on a net basis. Discounts are also recorded on a net basis in revenue. The Company presents all taxes assessed by governmental authorities on its revenue-producing transactions (i.e., sales taxes) as well as the recoveries from its customers from these taxes on a net basis in its consolidated financial statements.

Because preneed services or merchandise will not be provided until the future, most states require that all or a portion of the customer payments under these contracts be protected for the benefit of the customers pursuant to applicable law. Some or all of the funds may be required to be placed into trust accounts ("trust-funded preneed funeral contracts"). Alternatively, where allowed, customers may purchase a life insurance or annuity policy from third-party insurance companies to fund their preneed funeral contracts ("insurance-funded preneed funeral contracts"). The funeral goods and services selected at the time of contract origination will be funded by the insurance policy proceeds, which include increasing insurance benefits. Under either customer funding option, the Company enters into a preneed funeral contract with the customer to provide funeral services in the future.

When a trust-funded preneed funeral contract is entered into, the Company records an asset (included in preneed funeral receivables and trust investments) and a corresponding liability (included in deferred preneed funeral revenues) for the contract price. Principal amounts deposited in the trust or escrow accounts generally range from 70 percent to 90 percent of each installment received. The sale of caskets is treated in some jurisdictions in the same manner as the sale of cemetery merchandise and in some jurisdictions as the sale of funeral services for trusting purposes. As the customer makes payments on the contract prior to performance by the Company, the Company deposits into the related trust the required portion of the payment and reclassifies the corresponding amount from deferred preneed funeral revenues into non-controlling interest in funeral and cemetery trusts.

The Company defers all dividends and interest earned and net capital gains and losses realized by preneed funeral trust or escrow accounts until the underlying service or merchandise is delivered.

(Dollars in thousands, except per share amounts)

(2) Summary of Significant Accounting Policies—(Continued)

Deferred preneed funeral revenue represents future funeral contract revenues. In addition to amounts receivable from customers and amounts not required to be trusted, this includes distributed and distributable trust investment earnings associated with unperformed trust-funded preneed funeral contracts where the related cash or investments are not held in trust accounts (generally because the Company was permitted to withdraw the cash from the trust before performance of the service or delivery of the merchandise). Future funeral contract revenues and non-distributable net trust investment earnings where the related cash or investments are held in trust accounts are included in non-controlling interest in funeral and cemetery trusts.

Upon cancellation of a trust-funded preneed funeral contract, a customer is generally entitled to receive a refund of the funds held in trust. In many jurisdictions, the Company may be obligated to fund any shortfall if the amounts deposited by the customer exceed the funds in trust including investment income at the time of cancellation. If the fair market value of the trusts were to decline below the estimated costs to deliver the underlying products and services, the Company would record a charge to earnings to record a liability for the expected loss on the delivery of contracts in the Company's backlog. Based upon this assessment, no loss amounts have been required to be recognized for the years ended October 31, 2007, 2006 and 2005.

Insurance-funded preneed funeral contracts that will be funded by life insurance or annuity contracts issued by third-party insurers are not reflected in the consolidated balance sheet. The net amount of these contracts that have not been fulfilled as of October 31, 2007 and 2006 was $455,312 and $416,990, respectively. With insurance-funded preneed funeral contracts, the Company earns a commission if it acts as an agent on the sale of the policies. Customer payments of premiums on the insurance policies are sent directly to the insurance company, and the insurance premium receivables and related customer payments are not recorded on the Company's financial statements. Insurance commissions are recognized as revenue as earned, net of an allowance for cancellations. The costs related to the commissions are expensed as incurred. Proceeds of these policies may be used by customers for other purposes and are portable to other funeral service providers or for completely separate purposes. Nothing more is recorded until the contracted service or merchandise is delivered. At that time, the face amount of the contract and the build-up in the face value of the contract (i.e., the policy proceeds) are recorded as funeral revenue, and the related expenses are recorded. A receivable from the insurance company for the policy proceeds is recorded as a funeral receivable.

(j) *Cemetery Revenue*

The Company sells price-guaranteed preneed cemetery merchandise and services under contracts that provide for delivery of the merchandise and services at the time of need. Preneed cemetery merchandise and service sales are recorded as cemetery revenue in the period the merchandise is delivered or service is performed. Prior to that time, such sales are deferred. Cemetery merchandise and services sold at the time of need are recorded as cemetery revenue in the period the service is performed or the merchandise is delivered. Discounts are recorded on a net basis in revenue. The Company presents all taxes assessed by governmental authorities on its revenue-producing transactions (i.e., sales taxes) as well as the recoveries from its customers from these taxes on a net basis in its consolidated financial statements.

Some or all of the funds received under preneed cemetery contracts for merchandise or services may be required to be placed into trust accounts, pursuant to applicable state law. With respect to the preneed sale of cemetery merchandise, the Company is generally required to place in trust 30 percent to 50 percent of each installment received. With respect to the preneed sale of cemetery services, the Company is generally required to place in trust 70 percent to 90 percent of each installment received. When a trust-funded preneed cemetery contract is entered into, the Company records an asset (included in preneed cemetery receivables and trust investments) and a corresponding liability (included in deferred preneed cemetery revenues) for the contract price. As the customer makes payments on the contract prior to performance by the Company, the Company deposits into the related trust the required portion of the payment and reclassifies the corresponding amount from deferred preneed cemetery revenues into non-controlling interest in funeral and cemetery trusts.

(Dollars in thousands, except per share amounts)

(2) Summary of Significant Accounting Policies—(Continued)

Deferred preneed cemetery revenue represents future preneed cemetery revenues to be recognized upon delivery of merchandise or performance of services. In addition to the amounts receivable from customers and amounts not required to be trusted, this includes distributed and distributable trust investment earnings associated with unperformed preneed cemetery services or undelivered preneed cemetery merchandise where the related cash or investments are not held in trust accounts (generally because the Company was permitted to withdraw the cash from the trust before performance of the service or delivery of the merchandise). Future contract revenues and non-distributable net trust investment earnings where the related cash or investments are held in trust accounts are included in non-controlling interest in funeral and cemetery trusts.

The Company defers all dividends and interest earned and net capital gains and losses realized by preneed cemetery merchandise and services trust or escrow accounts until the underlying merchandise or service is delivered. Principal and earnings are withdrawn only as the merchandise or services are delivered or contracts are cancelled, except in jurisdictions that permit earnings to be withdrawn currently and in unregulated jurisdictions where escrow accounts are used.

The Company sells price-guaranteed cemetery contracts providing for property interment rights. For preneed sales of interment rights (cemetery property), the associated revenue and all costs to acquire the sale are recognized in accordance with the retail land sales provisions of SFAS No. 66. Under SFAS No. 66, recognition of revenue and costs must be deferred until 10 percent of the property sale price has been collected. Until the 10 percent has been collected, the Company records all payments received as deposits, does not record receivables and continues to report the inventory in its financial statements in accordance with SFAS No. 66. As of October 31, 2007 and 2006, the amount of inventory included in the Company's consolidated balance sheets on which the 10 percent collection requirement has not been met was $1,662 and $2,132, respectively. Revenue related to the preneed sale of cemetery property prior to its construction is recognized on a percentage of completion method of accounting as construction occurs. The Company measures the percentage of completion by taking the costs incurred to date and dividing that number by the total projected cost of the project.

Pursuant to cemetery perpetual care contracts and laws, a portion, generally 10 percent, of the proceeds from cemetery property sales is deposited into perpetual care trusts. The income from these trusts, which have been established in most jurisdictions in which the Company operates cemeteries, is used for maintenance of those cemeteries, but principal, including in some jurisdictions net realized capital gains, must generally be held in perpetuity. As payments are received, the Company generally funds the perpetual care trust in the same proportion as the payment bears to the contract amount. For example, if the Company receives 20 percent of the contract price, it places in trust 20 percent of the total amount to be placed in trust for that contract. The Company currently recognizes and withdraws all dividend and interest income earned and, where permitted, capital gains realized by cemetery perpetual care funds.

Some of the Company's sales of cemetery property and merchandise are made under installment contracts bearing interest at prevailing rates. Interest rates on cemetery property contracts range from 4.9 percent to 15.0 percent and have a weighted average interest rate of 9.0 percent. Finance charges are recognized as cemetery revenue under the effective interest method over the terms of the related installment receivables.

(k) *Preneed Funeral and Cemetery Merchandise and Services Trusts and Cemetery Perpetual Care Trusts*

The Company implemented Financial Accounting Standards Board ("FASB") Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46R") as of April 30, 2004, which resulted in the consolidation of the Company's preneed funeral and cemetery merchandise and service trusts and the Company's cemetery perpetual care trusts. The implementation of FIN 46R affected certain line items in the consolidated balance sheet and statement of earnings as described below, but had no impact on net earnings. Also, the implementation of FIN 46R did not result in any net changes to the Company's consolidated statement of cash flows, but does require disclosure of certain financing and investing activities. See Notes 4, 5 and 6.

(2) Summary of Significant Accounting Policies—(Continued)

Although FIN 46R required consolidation of the preneed funeral and cemetery merchandise and service trusts and cemetery perpetual care trusts, it did not change the legal relationships among the trusts, the Company and its customers. In the case of preneed funeral and cemetery merchandise and services trusts, the customers are the legal beneficiaries. In the case of cemetery perpetual care trusts, the Company does not have a legal right to the cemetery perpetual care trust assets. For these reasons, upon consolidation of the trusts, the Company recognized non-controlling interests in its financial statements to reflect third-party interests in these trusts in accordance with SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." The Company classifies deposits to the funeral and cemetery merchandise and services trusts as non-controlling liability interests and classifies deposits to the cemetery perpetual care trusts as non-controlling interests outside of liabilities.

All of these trusts hold investments in marketable securities, which have been classified as available-for-sale and are reported at fair value, with unrealized gains and losses excluded from earnings and initially reported as a separate component of accumulated other comprehensive income or loss in the Company's consolidated balance sheet pursuant to the provisions of SFAS No. 115. Unrealized gains and losses attributable to the non-controlling interest holders are reclassified from accumulated other comprehensive income or loss to non-controlling interest in funeral and cemetery trusts and perpetual care trusts in the Company's consolidated balance sheet. Unrealized gains and losses attributable to the Company, but that have not been earned through the performance of services or delivery of merchandise are reclassified from accumulated other comprehensive income or loss to non-controlling interest in funeral and cemetery trusts or non-controlling interest in cemetery perpetual care trusts.

The Company recognizes realized earnings of the preneed funeral and cemetery merchandise and services trusts and cemetery perpetual care trusts within investment and other income, net (with a corresponding debit to the related trust asset). The Company then recognizes a corresponding expense within investment and other income, net, representing the realized earnings of these trusts attributable to the non-controlling interest holders (with a corresponding credit to non-controlling interest in funeral and cemetery trusts or non-controlling interest in cemetery perpetual care trusts, as the case may be). The Company also simultaneously recognizes a similar expense for realized earnings of the trusts attributable to the Company (with a corresponding credit to deferred preneed funeral or cemetery revenue), when such earnings have not been earned by the Company through the performance of services or delivery of merchandise. The net effect is an increase by the amount of the realized earnings in both the trust asset and the related non-controlling interest and deferred revenue; there is no effect on net earnings. In the case of preneed funeral and cemetery merchandise and services trusts, the Company recognizes as revenues amounts attributed to the non-controlling interest holders and the Company upon the performance of services and delivery of merchandise, including realized earnings accumulated in these trusts (with corresponding debits to non-controlling interest in funeral and cemetery trusts and to deferred preneed funeral revenues or deferred preneed cemetery revenues, as the case may be). In the case of cemetery perpetual care trusts, the Company recognizes investment earnings in cemetery revenues when such earnings are realized and permitted to be legally withdrawn by the Company (with a corresponding debit to non-controlling interest in cemetery perpetual care trusts). These earnings and related funds are intended to defray cemetery maintenance costs.

The end result of FIN 46R is that the Company's trust assets are recorded on the consolidated balance sheet at their market value and included in preneed receivables and trust investments with corresponding credits to deferred preneed revenue and non-controlling interest in the trusts. The realized earnings on these trust assets under FIN 46R flow into and out of the statement of earnings through investment and other income, net with no net effect on revenue or net earnings. Both prior to and after the adoption of FIN 46R, accumulated trust earnings from the preneed funeral and cemetery merchandise and services trusts are recognized as revenue when the related merchandise and services are delivered, and cemetery perpetual care trust earnings are recognized as revenue as they are realized in the trust and permitted to be legally withdrawn by the Company.

(2) Summary of Significant Accounting Policies—(Continued)

Cash flows from preneed funeral, cemetery merchandise and cemetery perpetual care service and merchandise contracts are presented as operating cash flows in the Company's consolidated statements of cash flows.

(l) *Allowance for Doubtful Accounts and Sales Cancellations*

The Company establishes an allowance for doubtful accounts based on a range of percentages applied to accounts receivable aging categories. These percentages are based on historical collection and write-off experience. The Company establishes a reserve for cancellations for cemetery property sales based on historical cancellations and recent write-off activity. This reserve is recorded as a reduction of cemetery revenue. The Company also establishes an allowance for cancellations for insurance commissions based on historical experience for cancellations of insurance contracts within the period of refundability.

(m) *Income Taxes*

Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. Management provides a valuation allowance against the deferred tax asset for amounts which are not considered more likely than not to be realized. The valuation allowance is attributed to state and Puerto Rico net operating loss carryforwards. For additional information see Note 17.

For the purpose of calculating income taxes for discontinued operations, earnings (loss) from discontinued operations is segregated into two categories: operating results and gain or loss on dispositions. Operating results are tax effected in the ordinary manner (i.e., income tax expense on net operating income, income tax benefit on net operating loss).

(n) *Earnings Per Common Share*

Basic earnings per common share is computed by dividing net earnings by the weighted average number of common shares outstanding during each period. Diluted earnings per common share is computed by dividing net earnings by the weighted average number of common shares outstanding plus the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued during each period as discussed in Note 16.

For purposes of calculating the effect of the Company's senior convertible notes on diluted earnings per share, any shares issuable upon conversion are accounted for under the net share settlement method. The effect of the net share settlement method is that the shares potentially issuable upon conversion of the senior convertible notes are only included in the calculation of earnings per share to the extent the conversion value of the senior convertible notes exceeds their principal amount. In this case, the Company would include in diluted shares the number of shares of Class A common stock necessary to settle the conversion if it occurred at that time. The warrants are included in the calculation of diluted earnings per share to the extent the effect is dilutive using the treasury stock method. The call options are not considered in the diluted earnings per share calculation.

(o) *Purchase and Retirement of Common Stock*

Share repurchases are recorded at stated value with the amount in excess of stated value recorded as a reduction to additional paid-in capital. Share repurchases reduce the weighted average number of common shares outstanding during each period.

(Dollars in thousands, except per share amounts)

(2) Summary of Significant Accounting Policies—(Continued)

On September 19, 2007, the Company announced a new stock repurchase program, authorizing the investment of up to $25,000 in the repurchase of the Company's common stock. Repurchases under the program are limited to the Company's Class A common stock, and can be made in the open market or in privately negotiated transactions at such times and in such amounts as management deems appropriate, depending upon market conditions and other factors. These repurchases reduce the weighted average number of common shares outstanding during each period. Through December 20, 2007, the Company has repurchased 1,400,000 shares of its Class A common stock for $11,400 at an average price of $8.14 per share under this program.

(p) *Derivatives*

The Company accounts for derivative financial instruments under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). The Company had no derivative financial instruments accounted for under SFAS No. 133 during the years ended October 31, 2007, 2006 and 2005.

(q) *Estimated Insurance Loss Liabilities*

The Company purchases comprehensive general liability, automobile liability and workers compensation insurance coverages structured within a large deductible/self-insured retention premium rating program. This program results in the Company being primarily self-insured for claims and associated costs and losses covered by these policies. Historical insurance industry experience indicates some degree of inherent variability in assessing the ultimate amount of losses associated with the types of claims covered by the program. This is especially true due to the extended period of time that transpires between when the claim might occur and the full settlement of such claim, often many years. The Company continually evaluates the receivables due from its insurance carriers as well as loss estimates associated with claims and losses related to these insurance coverages with information obtained from its primary insurer.

With respect to health insurance that covers substantially all of the Company's employees, the Company purchases individual and aggregate stop loss coverage with a large deductible. This program results in the Company being primarily self-insured for claims and associated costs up to the amount of the deductible, with claims in excess of the deductible amount being covered by insurance. Expected claims are based on actuarial estimates; actual claims may differ from those estimates. The Company continually evaluates its claims experience related to this coverage with information obtained from its insurer.

Assumptions used in preparing these estimates are based on factors such as claim settlement patterns, claim development trends, claim frequency and severity patterns, inflationary trends and data reasonableness. Together these factors will generally affect the analysis and determination of the "best estimate" of the projected ultimate claim losses. The results of these evaluations are used to assess the reasonableness of the Company's insurance loss liability.

The estimated liability on the uninsured litigation and employment-related claims are established by management based upon the recommendations of professionals who perform a review of both reported claims and estimate a liability for incurred but not reported claims. These liabilities include the estimated settlement costs. Although management believes estimated liabilities related to uninsured claims are adequately recorded, it is possible that actual results could significantly differ from the recorded liabilities.

The Company also has insurance coverage related to property damage, incremental costs and property operating expenses it incurred due to damage caused by Hurricane Katrina. The Company's policy is to record such amounts when recovery is probable, which generally means it has reached an agreement with the insurance company.

(Dollars in thousands, except per share amounts)

(2) Summary of Significant Accounting Policies—(Continued)

The Company accrues for legal costs related to loss contingencies as the services are provided. If a settlement is determined to be probable, then an estimate is recorded for the settlement at that time.

(r) *Dividends*

On March 28, 2005, the Company announced that its Board of Directors approved the initiation of a quarterly cash dividend of two and one-half cents per share of Class A and B common stock. Although the Company intends to pay regular quarterly cash dividends for the foreseeable future, the declaration and payment of future dividends are discretionary and will be subject to determination by the Board of Directors each quarter after its review of the Company's financial performance. For the years ended October 31, 2007, 2006 and 2005, the Company paid $10,184, $10,673 and $8,183, respectively, in dividends.

(s) *Leases*

The Company has noncancellable operating leases, primarily for land and buildings, that expire over the next 1 to 15 years, with the exception of six leases that expire between 2032 and 2039. As of October 31, 2007, approximately 76 percent of the Company's 221 funeral locations were owned by the Company's subsidiaries and approximately 24 percent were held under operating leases. The Company records operating lease expense for leases with escalating rents on a straight-line basis over the life of the lease, including reasonably assured lease renewals. The Company amortizes leasehold improvements in an operating lease over the shorter of their economic lives or the lease term, including reasonably assured lease renewals.

(t) *Business Interruption Insurance*

The Company has insurance policies that provide coverage for interruption to the business, including lost profits. For the fiscal year 2006, the Company recorded $3,169 in business interruption insurance proceeds related to hurricane damaged properties based on information received from its insurance carrier. This amount is reflected in the funeral and cemetery revenue line items in the consolidated statements of earnings for the year ended October 31, 2006 and in current receivables, net of allowances in the consolidated balance sheet as of October 31, 2006. See Note 22 for additional information.

(u) *Computer Software*

In fiscal year 2006, the Company began implementing two new computer software systems. Concurrently with the implementation of the new systems, the Company began disposing of the three original software systems. In 2006, the Company revisited the original useful life set for the original software systems based on the fact the Company decided to purchase externally developed software. The Company recorded the change in life of the original software systems as a change in accounting estimate and accounted for the change on a prospective basis. The decision to purchase the software was approved by the Board of Directors in September 2006 with implementation to begin in October 2006. Accordingly, the Company recorded one month of accelerated depreciation in October 2006. Prior to the end of fiscal year 2007, the original software was fully depreciated. In the third quarter of fiscal year 2007, the Company completed the implementation of its Oracle financial software system.

(v) *Out of Period Adjustments*

In 2007 and 2006, the Company discovered adjustments that related to prior accounting periods. The Company does not believe these adjustments were quantitatively or qualitatively material to its financial position, results of operations and cash flows for the years ended October 31, 2007 and 2006 or to any of its prior annual or quarterly financial statements. As a result, the Company did not restate any prior period financial statements. The net impact of the adjustments in 2007 is an increase in gross profit of $1,247 and an increase to net earnings of $843,

(2) Summary of Significant Accounting Policies—(Continued)

almost all attributable to the Western division cemetery segment. The errors for 2006 primarily related to the following and the impact on the 2006 financial statements is shown below:

(1) The Company overstated deferred revenue primarily at the time of adoption of Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," in fiscal year 2001. The correction of this item resulted in additional cemetery revenue in fiscal year 2006.
(2) The Company understated accounts payable as of October 31, 2005 because the Company failed to accrue for individually immaterial expenses incurred at the individual funeral home and cemetery locations. The Company protocol was designed to record expenses for a twelve month period and failed to consider the impact of period end cutoff.
(3) The Company misapplied its accounting policies related to the capitalization of certain fixed assets primarily related to periods prior to 2004 and the depreciable lives used for certain fixed assets.
(4) The Company incorrectly calculated its estimate of the reserve for cancellations of preneed insurance sales. The reserve is recorded to reflect the estimated effect on commissions recorded for future cancellations of these sales. The Company determined there was an error in this reserve and the correction of this error resulted in an increase to funeral revenue.
(5) The Company incorrectly calculated its non-compete amortization.
(6) The Company also had other immaterial miscellaneous adjustments.

(Dollars in thousands, except per share amounts)

(2) Summary of Significant Accounting Policies—(Continued)

		Year Ended October 31, 2006 Out of Period Adjustments Increase (Decrease)
Revenue:		
Funeral:		
Western division	$	1,083
Eastern division		514
Total funeral revenue		1,597
Cemetery:		
Western division		636
Eastern division		611
Total cemetery revenue		1,247
Total revenues		2,844
Costs and expenses:		
Funeral:		
Western division		2,471
Eastern division		3,105
Total funeral costs and expenses		5,576
Cemetery:		
Western division		705
Eastern division		(972)
Total cemetery costs and expenses		(267)
Total costs and expenses		5,309
Gross profit:		
Funeral:		
Western division		(1,388)
Eastern division		(2,591)
Total funeral gross profit		(3,979)
Cemetery:		
Western division		(69)
Eastern division		1,583
Total cemetery gross profit		1,514
Total gross profit		(2,465)
Corporate general and administrative expenses		(104)
Operating earnings		(2,569)
Investment and other income, net		281
Earnings from continuing operations before income taxes		(2,288)
Income taxes		(833)
Net earnings	$	(1,455)

(w) *Reclassifications*

Certain reclassifications have been made to the 2006 and 2005 consolidated financial statements. All businesses sold in fiscal years 2005, 2006 and 2007 that met the criteria for discontinued operations under SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets" ("SFAS No. 144"), have been classified as discontinued operations for all periods presented. Results associated with real estate sold or intended to be sold as part of the divestiture plan have been included in continuing operations for all periods. See Note 12 for a discussion of discontinued operations.

(Dollars in thousands, except per share amounts)

(2) Summary of Significant Accounting Policies—(Continued)

In the quarter ended January 31, 2007, the Company changed its presentation of activities related to its preneed funeral and cemetery trusts within the consolidated statements of cash flows. Previously, all funeral and cemetery trust activities were included in the "net effect of preneed funeral production and maturities" and "net effect of preneed cemetery production and deliveries" line items. The Company now presents separate components of the funeral and cemetery trust activities within the following line items: "changes in preneed receivables and trust investments" and "changes in deferred preneed revenue and changes in non-controlling interest." This new presentation has no effect on operating cash flows.

The foregoing reclassifications in themselves had no effect on the Company's total net income or loss, total shareholders' equity or the net increase or decrease in cash.

(3) Change in Accounting Principles and New Accounting Principles

(a) *Stock-Based Compensation*

Effective November 1, 2005, the Company adopted SFAS No. 123R using the modified prospective application transition method. Prior to November 1, 2005, the Company accounted for its stock-based employee compensation plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and followed the disclosure-only provisions of SFAS No. 123 and SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123." No stock-based employee compensation cost related to stock options was reflected in net earnings, as all options granted under those plans had an exercise price equal to or greater than the market value of the underlying common stock on the grant date. Accordingly, share-based compensation related to stock options was only included as a pro forma disclosure in the notes to the consolidated financial statements.

Under the modified prospective application transition method, compensation cost for the period includes the portion vesting in the period for (1) all share-based compensation arrangements granted prior to, but not vested as of November 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and (2) all share-based compensation arrangements granted subsequent to November 1, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. Under this transition method, no cumulative effect of change in accounting principle was required for the Company, and results for prior periods have not been restated. SFAS No. 123R also requires that excess tax benefits be reported as a financing cash inflow rather than an operating cash inflow.

The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation for the year ended October 31, 2005.

	Year Ended October 31, 2005
Net loss	$ (143,326)
Stock-based employee compensation expense included in reported net earnings, net of tax	440
Stock-based employee compensation expense determined under fair value-based method, net of tax	(1,696)
Pro forma net loss	$ (144,582)
Net loss per common share:	
Basic - as reported	$ (1.31)
Basic - pro forma	$ (1.32)
Diluted - as reported	$ (1.31)
Diluted - pro forma	$ (1.32)

(Dollars in thousands, except per share amounts)

(3) Change in Accounting Principles and New Accounting Principles—(Continued)

(b) *Preneed Selling Costs*

On May 31, 2005 the Company changed its method of accounting for preneed selling costs incurred related to the acquisition of new prearranged funeral and cemetery service and merchandise sales. The Company has applied this change in accounting principle effective November 1, 2004. Prior to this change, commissions and other costs that varied with and were primarily related to the acquisition of new prearranged funeral and cemetery service and merchandise sales were deferred and included in deferred charges and amortized in proportion to preneed revenue recognized during the period in a manner consistent with SFAS No. 60. The Company decided to change its accounting for preneed selling costs to expense such costs as incurred. The Company concluded that expensing these costs as they are incurred would be preferable to the old method because it makes its reported results more comparable with other public death care companies, better aligns the costs of obtaining preneed contracts with the cash outflows associated with obtaining such contracts and eliminates the burden of maintaining deferred selling cost records.

As of November 1, 2004, the Company recorded a cumulative effect of change in accounting principle of $254,241 ($153,180 after tax, or $1.40 per diluted share), which represents the cumulative balance of deferred preneed selling costs in the deferred charges line on the Company's condensed consolidated balance sheet at the time of the change. The effect of the change in accounting principles for the year ended October 31, 2005 in addition to the cumulative effect was a decrease in net earnings of $4,957 or $.04 per share, which represents the selling costs expensed in excess of what the amortization of preneed selling costs would have been had the Company not changed its accounting method.

(c) *Other Accounting Pronouncements*

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting and disclosure for uncertain tax positions in accordance with SFAS No. 109, "Accounting for Income Taxes." This interpretation requires companies to use a prescribed model for assessing the financial statement recognition and measurement of all tax positions taken or expected to be taken in tax returns. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. This interpretation is effective as of the beginning of an entity's first fiscal year that begins after December 15, 2006, which corresponds to the Company's fiscal year beginning November 1, 2007. The estimated impact of the adoption of this statement is to reduce the opening balance of retained earnings for fiscal year 2008 by an amount not expected to exceed $1,000.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), which establishes a framework for measuring fair value in accordance with Generally Accepted Accounting Principles ("GAAP") and expands disclosures about fair value measurements. This statement is effective for financial assets and liabilities as well as for any assets and liabilities that are carried at fair value on a recurring basis in financial statements as of the beginning of the entity's first fiscal year that begins after November 15, 2007. In November 2007, the FASB issued a one-year deferral for non-financial assets and liabilities to comply with SFAS No. 157 which delayed the effective date for these items until November 15, 2008. The Company is currently evaluating the impact, if any, the adoption of SFAS No. 157 will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115" ("SFAS No. 159"). This statement permits entities to choose to measure many financial assets and liabilities and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007, which corresponds to the Company's fiscal year beginning November 1, 2008. The

(Dollars in thousands, except per share amounts)

(3) Change in Accounting Principles and New Accounting Principles—(Continued)

Company is currently evaluating the impact the adoption of SFAS No. 159 will have on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations (FAS 141(R))." FAS 141R states that all business combinations, whether full, partial, or step acquisitions, will result in all assets and liabilities of an acquired business being recorded at their fair values at the acquisition date. In subsequent periods, contingent liabilities will be measured at the higher of their acquisition date fair value or the estimated amounts to be realized. FAS 141R applies to all transactions or other events in which an entity obtains control of one or more businesses. This statement is effective as of the beginning of an entity's first fiscal year beginning after December 15, 2008, which corresponds to the Company's fiscal year beginning November 1, 2009. The Company is currently evaluating the impact the adoption of SFAS No. 141R will have on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statement—amendments of ARB No. 51 (FAS 160)." FAS 160 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. FAS 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement is effective as of the beginning of an entity's first fiscal year beginning after December 15, 2008, which corresponds to the Company's fiscal year beginning November 1, 2009. The Company is currently evaluating the impact the adoption of SFAS No. 160 will have on its consolidated financial statements.

On August 31, 2007, the FASB issued an exposure draft reflecting proposed new rules that if adopted would change the accounting for convertible debt instruments that permit cash settlement upon conversion, and would apply to the Company's senior convertible notes. The FASB is expected to begin redeliberations of the guidance in the exposure draft in January 2008.

(4) Preneed Funeral Activities

Preneed Funeral Receivables and Trust Investments

Preneed funeral receivables and trust investments represent trust assets and customer receivables related to unperformed, price-guaranteed trust-funded preneed funeral contracts. The components of preneed funeral receivables and trust investments in the consolidated balance sheet as of October 31, 2007 and 2006 are as follows:

	October 31, 2007	October 31, 2006
Trust assets	$ 477,335	$ 463,721
Receivables from customers	37,718	49,974
Preneed funeral receivables and trust investments	$ 515,053	$ 513,695

The cost and market values associated with preneed funeral merchandise and services trust assets as of October 31, 2007 are detailed below. The adjusted cost basis of the funeral merchandise and services trust assets below reflects an other than temporary decline in the trust assets of approximately $74,340 as of October 31, 2007 from their original cost basis. The Company believes the unrealized losses reflected below of $18,005 related to trust investments are temporary in nature.

(Dollars in thousands, except per share amounts)

(4) Preneed Funeral Activities—(Continued)

	October 31, 2007				
	Adjusted Cost Basis	Unrealized Gains	Unrealized Losses	Market	
Cash, money market and other short-term investments	$ 39,349	$ —	$ —	$ 39,349	
U.S. Government, agencies and municipalities	21,183	192	(46)	21,329	
Corporate bonds	54,324	448	(1,255)	53,517	
Preferred stocks	68,652	243	(5,754)	63,141	
Common stocks	217,780	35,065	(10,801)	242,044	
Mutual funds	34,165	2,630	(149)	36,646	
Insurance contracts and other long-term investments	19,888	91	—	19,979	
Trust investments	$ 455,341	$ 38,669	$ (18,005)	$ 476,005	
Market value as a percentage of cost					104.5%
Accrued investment income				1,330	
Trust assets				$ 477,335	

The estimated maturities and market values of debt securities included above are as follows:

	October 31, 2007
Due in one year or less	$ 1,372
Due in one to five years	31,794
Due in five to ten years	41,390
Thereafter	290
	$ 74,846

The cost and market values associated with preneed funeral merchandise and services trust assets as of October 31, 2006 are detailed below. The adjusted cost basis of the funeral merchandise and services trust assets below reflects an other than temporary decline in the trust assets of approximately $79,356 as of October 31, 2006 from their original cost basis. The Company believes the unrealized losses reflected below of $5,229 related to trust investments are temporary in nature.

(Dollars in thousands, except per share amounts)

(4) Preneed Funeral Activities—(Continued)

	October 31, 2006				
	Adjusted Cost Basis	Unrealized Gains	Unrealized Losses	Market	
Cash, money market and other short-term investments	$ 49,708	$ —	$ —	$ 49,708	
U.S. Government, agencies and municipalities	14,495	93	(135)	14,453	
Corporate bonds	30,432	718	(195)	30,955	
Preferred stocks	78,334	751	(1,125)	77,960	
Common stocks	219,065	24,142	(3,616)	239,591	
Mutual funds	32,558	902	(158)	33,302	
Insurance contracts and other long-term investments	19,443	140	—	19,583	
Trust investments	$ 444,035	$ 26,746	$ (5,229)	$ 465,552	
Market value as a percentage of cost					104.8%
Accrued investment income				2,525	
Less trust investments of assets held for sale				(4,356)	
Trust assets				$ 463,721	

Activity related to preneed funeral trust investments is as follows:

	Year Ended October 31,		
	2007	2006	2005
Purchases	$ 152,126	$ 149,504	$ 221,780
Sales	148,309	159,106	152,417
Realized gains	17,820	19,477	12,968
Realized losses on sales	(297)	(1,718)	(7,256)
Other comprehensive income:			
Reduction (increase) in net unrealized losses	(853)	18,500	8,675
Reclassification to non-controlling interest	853	(18,500)	(8,675)

In addition, the Company deposited $32,120, $29,191 and $24,493 into and withdrew $44,433, $50,770 and $39,229 from preneed funeral trusts during the years ended October 31, 2007, 2006 and 2005, respectively.

The following table shows the gross unrealized losses and fair value of the preneed funeral merchandise and services trust investments with unrealized losses that are temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of October 31, 2007 and 2006. A loss is considered other than temporary if the security has a reduction in market value, compared with its cost basis, of 20 percent or more for a period of six months or longer.

(Dollars in thousands, except per share amounts)

(4) Preneed Funeral Activities—(Continued)

	October 31, 2007					
	Less than 12 Months		12 Months or Greater		Total	
	Market Value	Unrealized Losses	Market Value	Unrealized Losses	Market Value	Unrealized Losses
U.S. Government, agencies and municipalities	$ —	$ —	$ 4,270	$ (46)	$ 4,270	$ (46)
Corporate bonds	20,546	(784)	7,373	(471)	27,919	(1,255)
Preferred stocks	19,427	(1,239)	33,413	(4,515)	52,840	(5,754)
Common stocks	52,227	(5,411)	26,584	(5,390)	78,811	(10,801)
Mutual funds	4,886	(93)	2,180	(56)	7,066	(149)
Total	$ 97,086	$ (7,527)	$ 73,820	$ (10,478)	$ 170,906	$ (18,005)

	October 31, 2006					
	Less than 12 Months		12 Months or Greater		Total	
	Market Value	Unrealized Losses	Market Value	Unrealized Losses	Market Value	Unrealized Losses
U.S. Government, agencies and municipalities	$ 2,440	$ (16)	$ 4,845	$ (119)	$ 7,285	$ (135)
Corporate bonds	2,824	(20)	5,865	(175)	8,689	(195)
Preferred stocks	4,892	(242)	34,909	(883)	39,801	(1,125)
Common stocks	17,869	(598)	52,710	(3,018)	70,579	(3,616)
Mutual funds	2,196	(88)	2,429	(70)	4,625	(158)
Total	$ 30,221	$ (964)	$ 100,758	$ (4,265)	$ 130,979	$ (5,229)

(5) Preneed Cemetery Merchandise and Service Activities

Preneed Cemetery Receivables and Trust Investments

Preneed cemetery receivables and trust investments represent trust assets and customer receivables for contracts sold in advance of when the merchandise or services are needed. The receivables related to the sale of preneed property interment rights are included in the Company's current and long-term receivables discussed in Note 9. The components of preneed cemetery receivables and trust investments in the consolidated balance sheet as of October 31, 2007 and 2006 are as follows:

	October 31, 2007	October 31, 2006
Trust assets	$ 215,541	$ 201,701
Receivables from customers	40,138	56,229
Preneed cemetery receivables and trust investments	$ 255,679	$ 257,930

The cost and market values associated with the preneed cemetery merchandise and services trust assets as of October 31, 2007 are detailed below. The adjusted cost basis of the cemetery merchandise and services trust assets below reflects an other than temporary decline in the trust assets of approximately $40,861 as of October 31, 2007 from their original cost basis. The Company believes the unrealized losses reflected below of $8,734 related to trust investments are temporary in nature.

(Dollars in thousands, except per share amounts)

(5) Preneed Cemetery Merchandise and Service Activities—(Continued)

	October 31, 2007				
	Adjusted Cost Basis	Unrealized Gains	Unrealized Losses	Market	
Cash, money market and other short-term investments	$ 16,955	$ —	$ —	$ 16,955	
U.S. Government, agencies and municipalities	15,397	223	(13)	15,607	
Corporate bonds	11,451	211	(191)	11,471	
Preferred stocks	26,330	42	(2,209)	24,163	
Common stocks	106,478	15,543	(6,284)	115,737	
Mutual funds	29,958	1,116	(37)	31,037	
Insurance contracts and other long-term investments	64	—	—	64	
Trust investments	$ 206,633	$ 17,135	$ (8,734)	$ 215,034	
Market value as a percentage of cost					104.1%
Accrued investment income				507	
Trust assets				$ 215,541	

The estimated maturities and market values of debt securities included above are as follows:

	October 31, 2007
Due in one year or less	$ 2,181
Due in one to five years	15,994
Due in five to ten years	8,878
Thereafter	25
	$ 27,078

The cost and market values associated with the preneed cemetery merchandise and services trust assets as of October 31, 2006 are detailed below. The adjusted cost basis of the cemetery merchandise and services trust assets below reflect an other than temporary decline in the trust assets of approximately $42,871 as of October 31, 2006 from their original cost basis. The Company believes the unrealized losses reflected below of $2,958 related to trust investments are temporary in nature.

(Dollars in thousands, except per share amounts)

(5) Preneed Cemetery Merchandise and Service Activities—(Continued)

	October 31, 2006				
	Adjusted Cost Basis	Unrealized Gains	Unrealized Losses	Market	
Cash, money market and other short-term investments	$ 21,437	$ —	$ —	$ 21,437	
U.S. Government, agencies and municipalities	13,348	66	(78)	13,336	
Corporate bonds	10,115	320	(23)	10,412	
Preferred stocks	32,926	280	(494)	32,712	
Common stocks	89,091	9,426	(2,356)	96,161	
Mutual funds	25,721	309	(3)	26,027	
Insurance contracts and other long-term investments	571	—	(4)	567	
Trust investments	$ 193,209	$ 10,401	$ (2,958)	$ 200,652	
Market value as a percentage of cost					103.9%
Accrued investment income				1,331	
Less trust investments of assets held for sale				(282)	
Trust assets				$ 201,701	

Activity related to preneed cemetery merchandise and services trust investments is as follows:

	Year Ended October 31,		
	2007	2006	2005
Purchases	$ 223,437	$ 115,257	$ 133,501
Sales	218,808	131,166	110,342
Realized gains	12,705	11,090	9,260
Realized losses on sales	(300)	(1,593)	(2,997)
Other comprehensive income:			
Reduction in net unrealized losses	958	7,873	1,136
Reclassification to non-controlling interest	(958)	(7,873)	(1,136)

In addition, the Company deposited $18,185, $19,630 and $18,462 into and withdrew $20,844, $29,330 and $32,370 from preneed cemetery merchandise and service trust during the years ended October 31, 2007, 2006 and 2005, respectively.

The following table shows the gross unrealized losses and fair value of the preneed cemetery merchandise and services trust investments with unrealized losses that are temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of October 31, 2007 and 2006. A loss is considered other than temporary if the security has a reduction in market value, compared with its cost basis, of 20 percent or more for a period of six months or longer.

(Dollars in thousands, except per share amounts)

(5) Preneed Cemetery Merchandise and Service Activities—(Continued)

	October 31, 2007					
	Less than 12 Months		12 Months or Greater		Total	
	Market Value	Unrealized Losses	Market Value	Unrealized Losses	Market Value	Unrealized Losses
U.S. Government, agencies and municipalities	$ 199	$ (3)	$ 1,191	$ (10)	$ 1,390	$ (13)
Corporate bonds	4,279	(176)	396	(15)	4,675	(191)
Preferred stocks	5,956	(361)	12,524	(1,848)	18,480	(2,209)
Common stocks	38,118	(3,647)	12,088	(2,637)	50,206	(6,284)
Mutual funds	3,053	(31)	2,662	(6)	5,715	(37)
Total	$ 51,605	$ (4,218)	$ 28,861	$ (4,516)	$ 80,466	$ (8,734)

	October 31, 2006					
	Less than 12 Months		12 Months or Greater		Total	
	Market Value	Unrealized Losses	Market Value	Unrealized Losses	Market Value	Unrealized Losses
U.S. Government, agencies and municipalities	$ 7,543	$ (38)	$ 1,520	$ (40)	$ 9,063	$ (78)
Corporate bonds	745	(2)	692	(21)	1,437	(23)
Preferred stocks	552	(2)	14,079	(492)	14,631	(494)
Common stocks	5,726	(162)	26,406	(2,194)	32,132	(2,356)
Mutual funds	—	—	2,463	(3)	2,463	(3)
Insurance contracts and other long-term investments	15	(4)	—	—	15	(4)
Total	$ 14,581	$ (208)	$ 45,160	$ (2,750)	$ 59,741	$ (2,958)

(6) Cemetery Interment Rights and Perpetual Care Trusts

Earnings realized from cemetery perpetual care trust investments that the Company is legally permitted to withdraw are recognized in current cemetery revenues and are used to defray cemetery maintenance costs which are expensed as incurred. Recognized earnings related to these cemetery perpetual care trust investments were $10,164, $10,079 and $8,106 for the years ended October 31, 2007, 2006 and 2005, respectively.

The cost and market values of the trust investments held by the cemetery perpetual care trusts as of October 31, 2007 are detailed below. The adjusted cost basis of the cemetery perpetual care trusts below reflects an other than temporary decline in the trust assets of $32,812 as of October 31, 2007 from their original cost basis. The Company believes the unrealized losses reflected below of $9,497 related to trust investments are temporary in nature.

(Dollars in thousands, except per share amounts)

(6) Cemetery Interment Rights and Perpetual Care Trusts—(Continued)

	October 31, 2007				
	Adjusted Cost Basis	Unrealized Gains	Unrealized Losses	Market	
Cash, money market and other short-term investments	$ 11,752	$ —	$ —	$ 11,752	
U.S. Government, agencies and municipalities	12,303	162	(82)	12,383	
Corporate bonds	43,946	1,183	(460)	44,669	
Preferred stocks	62,349	621	(5,341)	57,629	
Common stocks	80,191	18,626	(3,514)	95,303	
Mutual funds	11,065	1,985	(85)	12,965	
Insurance contracts and other long-term investments	817	166	(15)	968	
Trust investments	$ 222,423	$ 22,743	$ (9,497)	$ 235,669	
Market value as a percentage of cost					106.0%
Accrued investment income				834	
Trust assets				$ 236,503	

The estimated maturities and market values of debt securities included above are as follows:

	October 31, 2007
Due in one year or less	$ 2,106
Due in one to five years	27,616
Due in five to ten years	26,527
Thereafter	803
	$ 57,052

The cost and market values of the trust investments held by the cemetery perpetual care trusts as of October 31, 2006 are detailed below. The adjusted cost basis of the cemetery perpetual care trusts below reflect an other than temporary decline in the trust assets of $32,420 as of October 31, 2006 from their original cost basis. The Company believes the unrealized losses reflected below of $4,461 related to trust investments are temporary in nature.

(Dollars in thousands, except per share amounts)

(6) Cemetery Interment Rights and Perpetual Care Trusts—(Continued)

	October 31, 2006				
	Adjusted Cost Basis	Unrealized Gains	Unrealized Losses	Market	
Cash, money market and other short-term investments	$ 16,531	$ 2	$ (5)	$ 16,528	
U.S. Government, agencies and municipalities	7,833	45	(127)	7,751	
Corporate bonds	24,912	1,392	(66)	26,238	
Preferred stocks	71,603	1,338	(1,578)	71,363	
Common stocks	83,839	14,135	(2,603)	95,371	
Mutual funds	10,681	574	(63)	11,192	
Insurance contracts and other long-term investments	1,003	91	(19)	1,075	
Trust investments	$216,402	$ 17,577	$ (4,461)	$229,518	
Market value as a percentage of cost					106.1 %
Accrued investment income				969	
Less trust investments of assets held for sale				(1,839)	
Trust assets				$228,648	

Activity related to preneed cemetery perpetual care trust investments is as follows:

	Year Ended October 31,		
	2007	2006	2005
Purchases	$ 65,172	$ 63,074	$ 111,349
Sales	57,921	54,450	98,774
Realized gains on sales	4,756	4,853	5,578
Realized losses on sales	(1,334)	(3,456)	(2,017)
Other comprehensive income:			
Reduction (increase) in net unrealized losses	130	10,299	(5,172)
Reclassification to non-controlling interest	(130)	(10,299)	5,172

In addition, the Company deposited $8,158, $7,902 and $7,915 into and withdrew $10,536, $9,848 and $9,203 from perpetual care trusts during the years ended October 31, 2007, 2006 and 2005, respectively.

During the years ended October 31, 2007, 2006 and 2005, cemetery revenues were $243,487, $233,993 and $218,196, respectively, of which $7,748, $9,396 and $8,539, respectively, were required to be placed into perpetual care trust and were recorded as revenues and expenses.

The following table shows the gross unrealized losses and fair value of the cemetery perpetual care trust investments with unrealized losses that are temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of October 31, 2007 and 2006. A loss is considered other than temporary if the security has a reduction in market value, compared with its cost basis, of 20 percent or more for a period of six months or longer.

(Dollars in thousands, except per share amounts)

(6) Cemetery Interment Rights and Perpetual Care Trusts—(Continued)

	October 31, 2007					
	Less than 12 Months		12 Months or Greater		Total	
	Market Value	Unrealized Losses	Market Value	Unrealized Losses	Market Value	Unrealized Losses
U.S. Government, agencies and municipalities	$ 523	$ (7)	$ 1,919	$ (75)	$ 2,442	$ (82)
Corporate bonds	13,594	(338)	2,407	(122)	16,001	(460)
Preferred stocks	26,363	(2,052)	20,428	(3,289)	46,791	(5,341)
Common stocks	17,094	(2,256)	6,795	(1,258)	23,889	(3,514)
Mutual funds	1,434	(61)	339	(24)	1,773	(85)
Insurance contracts and other long-term investments	40	(7)	99	(8)	139	(15)
Total	$ 59,048	$ (4,721)	$ 31,987	$ (4,776)	$ 91,035	$ (9,497)

	October 31, 2006					
	Less than 12 Months		12 Months or Greater		Total	
	Market Value	Unrealized Losses	Market Value	Unrealized Losses	Market Value	Unrealized Losses
Cash, money markets and other short-term investments	$ —	$ —	$ 95	$ (5)	$ 95	$ (5)
U.S. Government, agencies and municipalities	1,875	(5)	2,867	(122)	4,742	(127)
Corporate bonds	1,623	(13)	1,238	(53)	2,861	(66)
Preferred stocks	5,060	(118)	25,264	(1,460)	30,324	(1,578)
Common stocks	1,414	(114)	27,243	(2,489)	28,657	(2,603)
Mutual funds	772	(38)	642	(25)	1,414	(63)
Insurance contracts and other long-term investments	—	—	87	(19)	87	(19)
Total	$ 10,744	$ (288)	$ 57,436	$ (4,173)	$ 68,180	$ (4,461)

(7) Non-Controlling Interest in Funeral and Cemetery Trusts and in Perpetual Care Trusts

The components of non-controlling interest in funeral and cemetery trusts and non-controlling interest in perpetual care trusts at October 31, 2007 are as follows:

	Non-controlling Interest			Non-controlling Interest in Perpetual Care Trusts
	Preneed Funeral	Preneed Cemetery	Total	
Trust assets at market value	$ 477,335	$ 215,541	$ 692,876	$ 236,503
Less:				
Pending withdrawals	(9,551)	(4,528)	(14,079)	(1,907)
Pending deposits	2,607	1,648	4,255	831
Non-controlling interest	$ 470,391	$ 212,661	$ 683,052	$ 235,427

The components of non-controlling interest in funeral and cemetery trusts and non-controlling interest in perpetual care trusts at October 31, 2006 are as follows:

(Dollars in thousands, except per share amounts)

(7) Non-Controlling Interest in Funeral and Cemetery Trusts and in Perpetual Care Trusts — (Continued)

	Non-controlling Interest			Non-controlling Interest in Perpetual Care Trusts
	Preneed Funeral	Preneed Cemetery	Total	
Trust assets at market value	$ 463,721	$ 201,701	$ 665,422	$ 228,648
Less:				
Pending withdrawals	(10,316)	(5,174)	(15,490)	(2,300)
Pending deposits	2,362	1,520	3,882	793
Non-controlling interest	$ 455,767	$ 198,047	$ 653,814	$ 227,141

Investment and other income, net

The components of investment and other income, net in the consolidated statement of earnings for the years ended October 31, 2007, 2006 and 2005 are detailed below.

	Year Ended October 31,		
	2007	2006	2005
Non-controlling interest:			
Realized gains	$ 35,281	$ 35,420	$ 27,806
Realized losses	(1,931)	(6,767)	(12,270)
Interest income, dividends and other ordinary income	32,478	29,254	26,393
Trust expenses and income taxes	(11,253)	(12,069)	(12,020)
Net trust investment income	54,575	45,838	29,909
Non-controlling interest in funeral and cemetery trust investment income	(44,661)	(37,761)	(20,861)
Non-controlling interest in perpetual care trust investment income	(9,914)	(8,077)	(9,048)
Total non-controlling interest	—	—	—
Investment and other income, net [(1)]	3,374	3,676	713
Total investment and other income, net	$ 3,374	$ 3,676	$ 713

[(1)] Investment and other income, net is comprised of interest income primarily on the Company's cash, cash equivalents and marketable securities not held in trust. For the year ended October 31, 2007, the balance includes approximately $594 of interest income receivable from the Internal Revenue Service.

(8) Marketable Securities and Restricted Investments

The market value of marketable securities as of October 31, 2007 and 2006 was $1,262 and $1,239, respectively, which included gross unrealized gains of $17 and $8 and gross unrealized losses of $0 and $8, respectively, for fiscal years 2007 and 2006. Of the total marketable securities balances as of October 31, 2007 and 2006, $1,000 is classified as a long-term asset in the line item "Other assets" in the consolidated balance sheets. The Company is required by Texas statutes to maintain a minimal capital level of $1,000, of which 40 percent must be in readily marketable investments.

(Dollars in thousands, except per share amounts)

(9) Receivables

	October 31, 2007	October 31, 2006
Current receivables are summarized as follows:		
Installment contracts due within one year	$ 44,070	$ 35,134
Income tax receivables	1,833	8,800
Receivable for hurricane related insurance proceeds	—	10,000
Trade and other receivables	15,114	16,830
Funeral receivables	11,102	11,940
Allowance for doubtful accounts	(8,142)	(6,635)
Amounts to be collected for cemetery perpetual care trusts	(3,362)	(3,515)
Net current receivables	$ 60,615	$ 72,554
Long-term receivables are summarized as follows:		
Installment contracts due beyond one year	$ 90,453	$ 85,904
Income tax receivables	10,880	8,485
Allowance for doubtful accounts	(10,824)	(10,888)
Amounts to be collected for cemetery perpetual care trusts	(6,901)	(8,151)
Net long-term receivables	$ 83,608	$ 75,350

Installment contracts due within one year and due beyond one year include receivables in the Company's preneed cemetery property sales only. Receivables for preneed funeral and cemetery merchandise and services sales are included in preneed funeral receivables and trust investments and preneed cemetery receivables and trust investments as discussed in Notes 4 and 5.

The Company's receivables as of October 31, 2007 are expected to be collected as follows:

Years ending October 31,	
2008	$ 60,615
2009	22,170
2010	13,157
2011	12,910
2012	9,885
Thereafter	25,486
	$ 144,223

(10) Inventories and Cemetery Property

Inventories are comprised of the following:

	October 31, 2007	October 31, 2006
Developed cemetery property	$ 12,518	$ 13,274
Merchandise and supplies	23,543	22,978
	$ 36,061	$ 36,252

(Dollars in thousands, except per share amounts)

(10) Inventories and Cemetery Property—(Continued)

Cemetery property is comprised of the following:

	October 31, 2007	October 31, 2006
Developed cemetery property	$ 104,058	$ 99,010
Undeveloped cemetery property	270,742	271,270
	$ 374,800	$ 370,280

The portion of developed cemetery property that management estimates will be used in the next twelve months is included in inventories. Included in the non-current developed portion of cemetery property are $13,589 and $4,662 related to cemetery property under development as of October 31, 2007 and 2006, respectively. The Company evaluates the recoverability of the cost of undeveloped cemetery property based on undiscounted expected future cash flows.

(11) Condensed Consolidating Financial Statements of Guarantors of Senior Notes and Senior Convertible Notes

The following tables present the condensed consolidating historical financial statements as of October 31, 2007 and October 31, 2006 and for the fiscal years ended October 31, 2007, 2006 and 2005, for the direct and indirect domestic subsidiaries of the Company that serve as guarantors of the Company's 6.25 percent senior notes and its 3.125 percent and 3.375 percent senior convertible notes, and the financial results of the Company's subsidiaries that do not serve as guarantors. Non-guarantor subsidiaries of the 6.25 percent senior notes include the Puerto Rican subsidiaries, Investors Trust, Inc. and certain immaterial domestic subsidiaries, which are prohibited by law from guaranteeing the senior notes. The guarantor subsidiaries of the 6.25 percent senior notes are wholly-owned directly or indirectly by the Company, except for three immaterial guarantor subsidiaries of which the Company is the majority owner. The non-guarantor subsidiaries of the senior convertible notes are identical to the 6.25 percent senior notes but also include three immaterial non-wholly owned subsidiaries and any future non-wholly owned subsidiaries. The guarantees are full and unconditional and joint and several. In the statements presented within this footnote, Tier 2 guarantor subsidiaries represent the three immaterial non-wholly owned subsidiaries that do not guaranty the senior convertible notes but do guaranty the 6.25 percent senior notes. Non-guarantor subsidiaries represent the identical non-guarantor subsidiaries of the 6.25 percent senior notes and senior convertible notes. In the condensed consolidating statements of earnings and other comprehensive income, corporate general and administrative expenses and interest expense of the parent are presented net of amounts charged to the guarantor and non-guarantor subsidiaries.

The condensed consolidating balance sheet as of October 31, 2006 has been revised from the corresponding balance sheet included in the Form 10-Q for the period ended July 31, 2007. The revisions relate to (1) the reclassification of certain discontinued operations which occurred in the fourth quarter of fiscal year 2007 and (2) the correction of certain immaterial errors in classification between the columns. Correction of the classification errors resulted in an increase to total assets for the Tier 2 guarantor subsidiaries of 8.0 percent with offsetting changes to the other columns. These revisions had no impact on the consolidated totals in the Company's condensed consolidating balance sheet as of October 31, 2006.

(Dollars in thousands, except per share amounts)

(11) Condensed Consolidating Financial Statements of Guarantors of Senior Notes and Senior Convertible Notes—(Continued)

Condensed Consolidating Statements of Earnings and Other Comprehensive Income

	Year Ended October 31, 2007					
	Parent	Guarantor Subsidiaries-Tier 1	Guarantor Subsidiaries-Tier 2	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:						
Funeral	$ —	$ 257,783	$ 1,558	$ 19,989	$ —	$ 279,330
Cemetery	—	218,836	3,193	21,458	—	243,487
	—	476,619	4,751	41,447	—	522,817
Costs and expenses:						
Funeral	—	202,721	1,036	12,618	—	216,375
Cemetery	—	175,070	2,492	16,450	—	194,012
	—	377,791	3,528	29,068	—	410,387
Gross profit	—	98,828	1,223	12,379	—	112,430
Corporate general and administrative expenses	(31,143)	—	—	—	—	(31,143)
Hurricane related charges, net	(4)	(965)	(1,564)	—	—	(2,533)
Separation charges	(384)	(196)	—	—	—	(580)
Gains on dispositions and impairment (losses), net	4	(45)	—	(3)	—	(44)
Other operating income, net	361	1,054	2	234	—	1,651
Operating earnings (loss)	(31,166)	98,676	(339)	12,610	—	79,781
Interest expense	8,718	(31,481)	(189)	(2,113)	—	(25,065)
Loss on early extinguishment of debt	(677)	—	—	—	—	(677)
Investment and other income, net	3,266	94	—	14	—	3,374
Equity in subsidiaries	59,324	530	—	—	(59,854)	—
Earnings (loss) from continuing operations before income taxes	39,465	67,819	(528)	10,511	(59,854)	57,413
Income tax expense (benefit)	(348)	16,041	(186)	2,592	—	18,099
Earnings (loss) from continuing operations	39,813	51,778	(342)	7,919	(59,854)	39,314
Discontinued operations:						
Earnings from discontinued operations before income taxes	—	807	—	—	—	807
Income taxes	—	308	—	—	—	308
Earnings from discontinued operations	—	499	—	—	—	499
Net earnings (loss)	39,813	52,277	(342)	7,919	(59,854)	39,813
Other comprehensive income, net	14	—	—	14	(14)	14
Comprehensive income (loss)	$ 39,827	$ 52,277	$ (342)	$ 7,933	$ (59,868)	$ 39,827

(Dollars in thousands, except per share amounts)

(11) Condensed Consolidating Financial Statements of Guarantors of Senior Notes and Senior Convertible Notes—(Continued)

Condensed Consolidating Statements of Earnings and Other Comprehensive Income

	Year Ended October 31, 2006					
	Parent	Guarantor Subsidiaries-Tier 1	Guarantor Subsidiaries-Tier 2	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:						
Funeral	$ —	$ 259,673	$ 1,321	$ 19,243	$ —	$ 280,237
Cemetery	—	213,343	3,091	17,559	—	233,993
	—	473,016	4,412	36,802	—	514,230
Costs and expenses:						
Funeral	—	201,744	815	12,483	—	215,042
Cemetery	—	167,577	2,637	14,361	—	184,575
	—	369,321	3,452	26,844	—	399,617
Gross profit	—	103,695	960	9,958	—	114,613
Corporate general and administrative expenses	(31,739)	—	—	—	—	(31,739)
Hurricane related recoveries (charges), net	(127)	2,463	(708)	—	—	1,628
Separation charges	(807)	(184)	—	—	—	(991)
Gains on dispositions and impairment (losses), net	—	(78)	—	(75)	—	(153)
Other operating income (expense), net	36	1,048	(49)	298	—	1,333
Operating earnings (loss)	(32,637)	106,944	203	10,181	—	84,691
Interest expense	9,173	(36,441)	(417)	(1,948)	—	(29,633)
Investment and other income, net	3,676	—	—	—	—	3,676
Equity in subsidiaries	48,652	591	—	—	(49,243)	—
Earnings (loss) from continuing operations before income taxes	28,864	71,094	(214)	8,233	(49,243)	58,734
Income tax expense (benefit)	(8,729)	23,570	(58)	6,371	—	21,154
Earnings (loss) from continuing operations	37,593	47,524	(156)	1,862	(49,243)	37,580
Discontinued operations:						
Earnings (loss) from discontinued operations before income taxes	—	(418)	—	338	—	(80)
Income tax benefit	—	(93)	—	—	—	(93)
Earnings (loss) from discontinued operations	—	(325)	—	338	—	13
Net earnings (loss)	37,593	47,199	(156)	2,200	(49,243)	37,593
Other comprehensive income (loss), net	—	—	—	—	—	—
Comprehensive income (loss)	$ 37,593	$ 47,199	$ (156)	$ 2,200	$ (49,243)	$ 37,593

(Dollars in thousands, except per share amounts)

(11) Condensed Consolidating Financial Statements of Guarantors of Senior Notes and Senior Convertible Notes—(Continued)

Condensed Consolidating Statements of Earnings and Other Comprehensive Income

	Year Ended October 31, 2005					
	Parent	Guarantor Subsidiaries-Tier 1	Guarantor Subsidiaries-Tier 2	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:						
Funeral	$ —	$ 249,291	$ 1,402	$ 20,020	$ —	$ 270,713
Cemetery	—	192,983	2,742	22,471	—	218,196
	—	442,274	4,144	42,491	—	488,909
Costs and expenses:						
Funeral	—	196,111	740	12,672	—	209,523
Cemetery	—	159,500	2,505	15,902	—	177,907
	—	355,611	3,245	28,574	—	387,430
Gross profit	—	86,663	899	13,917	—	101,479
Corporate general and administrative expenses	(19,440)	—	—	—	—	(19,440)
Hurricane related charges, net	(2,562)	(6,573)	(231)	—	—	(9,366)
Separation charges	(1,049)	(458)	—	—	—	(1,507)
Gains on dispositions and impairment (losses), net	—	965	—	346	—	1,311
Other operating income, net	187	683	3	500	—	1,373
Operating earnings (loss)	(22,864)	81,280	671	14,763	—	73,850
Interest expense	53,814	(74,808)	(974)	(8,492)	—	(30,460)
Loss on early extinguishment of debt	(32,822)	—	—	—	—	(32,822)
Investment and other income, net	713	—	—	—	—	713
Equity (loss) in subsidiaries	(151,802)	—	—	—	151,802	—
Earnings (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle	(152,961)	6,472	(303)	6,271	151,802	11,281
Income tax expense (benefit)	(9,635)	8,244	(127)	4,496	—	2,978
Earnings (loss) from continuing operations before cumulative effect of change in accounting principle	(143,326)	(1,772)	(176)	1,775	151,802	8,303
Discontinued operations:						
Earnings from discontinued operations before income taxes	—	489	—	1,313	—	1,802
Income taxes	—	251	—	—	—	251
Earnings from discontinued operations	—	238	—	1,313	—	1,551
Earnings (loss) before cumulative effect of change in accounting principle	(143,326)	(1,534)	(176)	3,088	151,802	9,854
Cumulative effect of change in accounting principle	—	(144,976)	(300)	(7,904)	—	(153,180)
Net loss	(143,326)	(146,510)	(476)	(4,816)	151,802	(143,326)
Other comprehensive income, net	330	—	—	3	(3)	330
Comprehensive loss	$ (142,996)	$ (146,510)	$ (476)	$ (4,813)	$ 151,799	$ (142,996)

(Dollars in thousands, except per share amounts)

(11) Condensed Consolidating Financial Statements of Guarantors of Senior Notes and Senior Convertible Notes—(Continued)

Condensed Consolidating Balance Sheets

	October 31, 2007					
	Parent	Guarantor Subsidiaries-Tier 1	Guarantor Subsidiaries-Tier 2	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS						
Current assets:						
Cash and cash equivalents	$ 63,202	$ 6,685	$ 36	$ 1,622	$ —	$ 71,545
Marketable securities	—	—	—	262	—	262
Receivables, net of allowances	4,054	51,619	103	4,839	—	60,615
Inventories	368	32,765	328	2,600	—	36,061
Prepaid expenses	950	4,306	3	1,096	—	6,355
Deferred income taxes, net	1,334	5,785	78	1,424	—	8,621
Total current assets	69,908	101,160	548	11,843	—	183,459
Receivables due beyond one year, net of allowances	10,358	53,926	928	18,396	—	83,608
Preneed funeral receivables and trust investments	—	504,534	—	10,519	—	515,053
Preneed cemetery receivables and trust investments	—	245,056	1,199	9,424	—	255,679
Goodwill	—	253,451	48	19,787	—	273,286
Cemetery property, at cost	—	338,274	11,408	25,118	—	374,800
Property and equipment, at cost	43,395	436,588	1,699	37,299	—	518,981
Less accumulated depreciation	26,701	172,924	663	12,775	—	213,063
Net property and equipment	16,694	263,664	1,036	24,524	—	305,918
Deferred income taxes, net	29,238	156,254	—	9,913	(2,546)	192,859
Cemetery perpetual care trust investments	—	224,182	8,322	3,999	—	236,503
Other assets	9,664	7,039	16	1,090	—	17,809
Equity in subsidiaries	21,124	6,826	—	—	(27,950)	—
Total assets	$ 156,986	$ 2,154,366	$ 23,505	$ 134,613	$ (30,496)	$ 2,438,974
LIABILITIES AND SHAREHOLDERS' EQUITY						
Current liabilities:						
Current maturities of long-term debt	$ 198	$ —	$ —	$ —	$ —	$ 198
Accounts payable	2,196	21,284	1,075	2,051	—	26,606
Accrued expenses and other current liabilities	16,654	45,934	—	2,691	—	65,279
Total current liabilities	19,048	67,218	1,075	4,742	—	92,083
Long-term debt, less current maturities	450,115	—	—	—	—	450,115
Deferred income taxes	—	—	2,546	—	(2,546)	—
Intercompany payables, net	(897,546)	869,802	4,419	23,325	—	—
Deferred preneed funeral revenue	—	212,166	—	44,437	—	256,603
Deferred preneed cemetery revenue	—	255,266	515	28,726	—	284,507
Non-controlling interest in funeral and cemetery trusts	—	674,977	1,119	6,956	—	683,052
Other long-term liabilities	11,717	2,152	—	—	—	13,869
Negative equity in subsidiaries	150,334	—	—	—	(150,334)	—
Total liabilities	(266,332)	2,081,581	9,674	108,186	(152,880)	1,780,229
Non-controlling interest in perpetual care trusts	—	223,119	8,309	3,999	—	235,427
Common stock	98,420	102	324	52	(478)	98,420
Other	324,887	(150,436)	5,198	22,365	122,873	324,887
Accumulated other comprehensive income	11	—	—	11	(11)	11
Total shareholders' equity	423,318	(150,334)	5,522	22,428	122,384	423,318
Total liabilities and shareholders' equity	$ 156,986	$ 2,154,366	$ 23,505	$ 134,613	$ (30,496)	$ 2,438,974

(Dollars in thousands, except per share amounts)

(11) Condensed Consolidating Financial Statements of Guarantors of Senior Notes and Senior Convertible Notes—(Continued)

Condensed Consolidating Balance Sheets

	October 31, 2006					
	Parent	Guarantor Subsidiaries-Tier 1	Guarantor Subsidiaries-Tier 2	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS						
Current assets:						
Cash and cash equivalents	$ 39,120	$ 3,254	$ 37	$ 1,459	$ —	$ 43,870
Marketable securities	—	—	—	239	—	239
Receivables, net of allowances	9,875	57,294	1,703	3,682	—	72,554
Inventories	316	32,804	280	2,852	—	36,252
Prepaid expenses	539	4,212	12	1,665	—	6,428
Deferred income taxes, net	3,835	5,482	—	1,185	—	10,502
Assets held for sale	—	349	—	—	—	349
Total current assets	53,685	103,395	2,032	11,082	—	170,194
Receivables due beyond one year, net of allowances	9,139	46,086	949	19,176	—	75,350
Preneed funeral receivables and trust investments	—	502,502	—	11,193	—	513,695
Preneed cemetery receivables and trust investments	—	243,619	847	13,464	—	257,930
Goodwill	—	251,507	48	19,787	—	271,342
Cemetery property, at cost	—	335,160	10,608	24,512	—	370,280
Property and equipment, at cost	37,126	406,776	1,311	35,913	—	481,126
Less accumulated depreciation	21,278	155,524	524	11,500	—	188,826
Net property and equipment	15,848	251,252	787	24,413	—	292,300
Deferred income taxes, net	8,526	158,129	—	10,071	(2,743)	173,983
Cemetery perpetual care trust investments	—	216,456	8,136	4,056	—	228,648
Non-current assets held for sale	—	13,265	—	—	—	13,265
Other assets	5,312	7,178	—	1,100	—	13,590
Equity in subsidiaries	14,391	6,296	—	—	(20,687)	—
Total assets	$ 106,901	$ 2,134,845	$ 23,407	$ 138,854	$ (23,430)	$ 2,380,577
LIABILITIES AND SHAREHOLDERS' EQUITY						
Current liabilities:						
Current maturities of long-term debt	$ 2,839	$ —	$ —	$ —	$ —	$ 2,839
Accounts payable	2,346	14,243	1,530	1,256	—	19,375
Accrued expenses and other current liabilities	15,197	48,441	161	3,023	—	66,822
Total current liabilities	20,382	62,684	1,691	4,279	—	89,036
Long-term debt, less current maturities	344,020	—	—	30,000	—	374,020
Deferred income taxes	—	—	2,743	—	(2,743)	—
Intercompany payables, net	(923,919)	914,855	2,522	6,542	—	—
Deferred preneed funeral revenue	—	226,097	—	44,170	—	270,267
Deferred preneed cemetery revenue	—	265,890	1,772	28,662	—	296,324
Non-controlling interest in funeral and cemetery trusts	—	646,509	655	6,650	—	653,814
Non-current liabilities associated with assets held for sale	—	8,833	—	—	—	8,833
Other long-term liabilities	10,386	2,024	—	—	—	12,410
Negative equity in subsidiaries	209,139	—	—	—	(209,139)	—
Total liabilities	(339,992)	2,126,892	9,383	120,303	(211,882)	1,704,704
Non-controlling interest in perpetual care trusts	—	214,925	8,160	4,056	—	227,141
Non-controlling interest in perpetual care trusts associated with assets held for sale	—	1,839	—	—	—	1,839
Common stock	104,963	102	324	52	(478)	104,963
Other	341,933	(208,913)	5,540	14,446	188,927	341,933
Accumulated other comprehensive loss	(3)	—	—	(3)	3	(3)
Total shareholders' equity	446,893	(208,811)	5,864	14,495	188,452	446,893
Total liabilities and shareholders' equity	$ 106,901	$ 2,134,845	$ 23,407	$ 138,854	$ (23,430)	$ 2,380,577

(Dollars in thousands, except per share amounts)

(11) Condensed Consolidating Financial Statements of Guarantors of Senior Notes and Senior Convertible Notes—(Continued)

Condensed Consolidating Statements of Cash Flows

	Year Ended October 31, 2007					
	Parent	Guarantor Subsidiaries-Tier 1	Guarantor Subsidiaries-Tier 2	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$ 637	$ 68,417	$ (1,838)	$ 14,725	$ —	$ 81,941
Cash flows from investing activities:						
Proceeds from sale of assets, net	—	3,750	—	—	—	3,750
Purchases of subsidiaries, net of cash acquired	—	(5,203)	—	—	—	(5,203)
Insurance proceeds related to hurricane damaged properties	—	2,439	90	—	—	2,529
Additions to property and equipment	(6,648)	(27,167)	(150)	(1,345)	—	(35,310)
Other	—	48	—	—	—	48
Net cash used in investing activities	(6,648)	(26,133)	(60)	(1,345)	—	(34,186)
Cash flows from financing activities:						
Proceeds from long-term debt	250,000	—	—	—	—	250,000
Repayments of long-term debt	(146,547)	—	—	(30,000)	—	(176,547)
Intercompany receivables (payables)	20,173	(38,853)	1,897	16,783	—	—
Debt issue costs	(6,217)	—	—	—	—	(6,217)
Proceeds from sale of common stock warrants	43,850	—	—	—	—	43,850
Issuance of common stock	3,066	—	—	—	—	3,066
Purchase and retirement of common stock	(64,201)	—	—	—	—	(64,201)
Purchase of call options	(60,000)	—	—	—	—	(60,000)
Dividends	(10,184)	—	—	—	—	(10,184)
Excess tax benefits from share-based payment arrangements	153	—	—	—	—	153
Net cash provided by (used in) financing activities	30,093	(38,853)	1,897	(13,217)	—	(20,080)
Net increase (decrease) in cash	24,082	3,431	(1)	163	—	27,675
Cash and cash equivalents, beginning of period	39,120	3,254	37	1,459	—	43,870
Cash and cash equivalents, end of period	$ 63,202	$ 6,685	$ 36	$ 1,622	$ —	$ 71,545

(Dollars in thousands, except per share amounts)

(11) Condensed Consolidating Financial Statements of Guarantors of Senior Notes and Senior Convertible Notes—(Continued)

Condensed Consolidating Statements of Cash Flows

	Year Ended October 31, 2006					
	Parent	Guarantor Subsidiaries-Tier 1	Guarantor Subsidiaries-Tier 2	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by operating activities	$ 1,968	$ 73,676	$ 789	$ 13,668	$ —	$ 90,101
Cash flows from investing activities:						
Proceeds from sale of assets, net	—	485	—	733	—	1,218
Insurance proceeds related to hurricane damaged properties	—	5,616	384	—	—	6,000
Additions to property and equipment	(3,583)	(23,970)	(169)	(1,185)	—	(28,907)
Other	10	175	—	64	—	249
Net cash provided by (used in) investing activities	(3,573)	(17,694)	215	(388)	—	(21,440)
Cash flows from financing activities:						
Repayments of long-term debt	(33,168)	—	—	—	—	(33,168)
Intercompany receivables (payables)	67,446	(53,602)	(967)	(12,877)	—	—
Issuance of common stock	368	—	—	—	—	368
Purchase and retirement of common stock	(21,996)	—	—	—	—	(21,996)
Dividends	(10,673)	—	—	—	—	(10,673)
Excess tax benefits from share-based payment arrangements	11	—	—	—	—	11
Other	62	—	—	—	—	62
Net cash provided by (used in) financing activities	2,050	(53,602)	(967)	(12,877)	—	(65,396)
Net increase in cash	445	2,380	37	403	—	3,265
Cash and cash equivalents, beginning of period	38,675	874	—	1,056	—	40,605
Cash and cash equivalents, end of period	$ 39,120	$ 3,254	$ 37	$ 1,459	$ —	$ 43,870

(Dollars in thousands, except per share amounts)

(11) Condensed Consolidating Financial Statements of Guarantors of Senior Notes and Senior Convertible Notes—(Continued)

Condensed Consolidating Statements of Cash Flows

	Year Ended October 31, 2005					
	Parent	Guarantor Subsidiaries-Tier 1	Guarantor Subsidiaries-Tier 2	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by operating activities	$ 19,560	$ 14,703	$ 1,157	$ 17,422	$ —	$ 52,842
Cash flows from investing activities:						
Proceeds from sales of marketable securities	—	16	—	—	—	16
Proceeds from sale of assets, net	(402)	7,944	—	2,465	—	10,007
Additions to property and equipment	(3,734)	(15,015)	(117)	(3,703)	—	(22,569)
Other	—	156	—	(7)	—	149
Net cash used in investing activities	(4,136)	(6,899)	(117)	(1,245)	—	(12,397)
Cash flows from financing activities:						
Proceeds from long-term debt	440,000	—	—	—	—	440,000
Repayments of long-term debt	(446,778)	—	—	—	—	(446,778)
Intercompany receivables (payables)	31,052	(14,555)	(1,040)	(15,457)	—	—
Debt issue costs	(6,257)	—	—	—	—	(6,257)
Issuance of common stock	13,602	—	—	—	—	13,602
Purchase and retirement of common stock	(13,685)	—	—	—	—	(13,685)
Dividends	(8,183)	—	—	—	—	(8,183)
Other	(53)	—	—	—	—	(53)
Net cash provided by (used in) financing activities	9,698	(14,555)	(1,040)	(15,457)	—	(21,354)
Net increase (decrease) in cash	25,122	(6,751)	—	720	—	19,091
Cash and cash equivalents, beginning of period	13,553	7,625	—	336	—	21,514
Cash and cash equivalents, end of period	$ 38,675	$ 874	$ —	$ 1,056	$ —	$ 40,605

(Dollars in thousands, except per share amounts)

(12) Discontinued Operations and Acquisitions

The Company sold eleven businesses in fiscal year 2007, all of which are classified as discontinued operations for all periods presented. In fiscal years 2007, 2006 and 2005, the Company recorded gains on dispositions, net of impairment losses, of ($44), ($153) and $1,311 in continuing operations, respectively, and $609, ($174) and $1,090 in discontinued operations, respectively.

In the consolidated statements of earnings, the impairment charges related to the write-down of these long-lived assets occurring in 2005, 2006 and 2007 in continuing operations are reflected in the "Gains on dispositions and impairment (losses), net" line item. The related assets and liabilities associated with assets held for sale are shown in separate line items in the consolidated balance sheet titled "assets held for sale," "non-current assets held for sale" and "non-current liabilities associated with assets held for sale." As of October 31, 2006, the assets held for sale and the liabilities associated with assets held for sale line items in the balance sheet represent the assets and liabilities, respectively, of facilities sold during fiscal year 2007.

A summary of the assets and liabilities included in the "assets held for sale" and "liabilities associated with assets held for sale" line items at October 31, 2006 and the operating results of the discontinued operations for the years ended October 31, 2007, 2006 and 2005, respectively, are as follows:

Assets	October 31, 2006
Receivables, net of allowances	$ 22
Inventories and other current assets	327
Assets held for sale	$ 349
Net property and equipment	3,610
Preneed funeral receivables and trust investments	4,778
Preneed cemetery receivables and trust investments	224
Deferred charges and other assets	2,100
Deferred income taxes, net	4
Cemetery property	710
Cemetery perpetual care trust investments	1,839
Non-current assets held for sale	$ 13,265
Liabilities	
Deferred preneed funeral revenue	3,624
Deferred preneed cemetery revenue	574
Non-controlling interest in funeral and cemetery trusts	4,635
Non-current liabilities associated with assets held for sale	$ 8,833
Non-controlling interest in perpetual care trusts associated with assets held for sale	$ 1,839

(Dollars in thousands, except per share amounts)

(12) Discontinued Operations and Acquisitions—(Continued)

	Year Ended October 31,		
	2007	2006	2005
Revenue:			
Funeral	$ 1,851	$ 2,826	$ 4,045
Cemetery	937	1,061	1,637
	$ 2,788	$ 3,887	$ 5,682
Gross profit:			
Funeral	$ 110	$ 79	$ 247
Cemetery	88	32	417
	198	111	664
Gains on dispositions and impairment (losses), net	609	(174)	1,090
Other operating income (expense), net	—	(17)	48
Earnings (loss) from discontinued operations before income taxes	$ 807	$ (80)	$ 1,802

Acquisitions

On December 12, 2006, the Company acquired a new funeral home in the Eastern Division's Southern Region for approximately $2,800. On May 15, 2007, the Company acquired a new funeral home in the Eastern Division's Central Region for approximately $2,398. These acquisitions have been accounted for under the purchase method, and the acquired assets and liabilities have been valued at their estimated fair values. Their results of operations have been included since the acquisition date. The excess purchase price over the fair value of net assets acquired for these funeral homes was allocated to goodwill. The change in goodwill from October 31, 2006 to October 31, 2007 amounted to $1,944 and is primarily due to these acquisitions, all of which are reflected in the Eastern division funeral segment.

(13) Separation Charges

During fiscal years 2007, 2006 and 2005, the Company recorded $580, $991 and $1,507, respectively, in total separation charges, of which $350, $550 and $300, respectively, related to the separation pay of former executive officers. For a discussion of the separation pay to former executive officers, see Note 19. As of October 31, 2007, the Company has $699 in remaining payments under all executive officer separation agreements.

The Company reorganized its operating divisions from four operating divisions to two: Eastern and Western, effective for the fourth quarter of fiscal year 2005. The Company recorded $230, $441 and $1,207 in costs related to this reorganization for the years ended October 31, 2007, 2006 and 2005, respectively. The liability related to the reorganization amounted to $130 and $244 at October 31, 2007 and 2006, respectively. The Company paid approximately $408, $846 and $460 of the reorganization costs during fiscal years 2007, 2006 and 2005, respectively. Reorganization costs in 2005 and 2006 primarily related to moving and other costs associated with the reorganization. Reorganization costs in 2007 are primarily related to a lease agreement for which the Company is committed through 2009. In the third quarter of 2007, the Company entered into a sublease of this property, however, this sublease does not cover the full cost of the original lease.

(Dollars in thousands, except per share amounts)

(14) Long-term Debt

	October 31, 2007	October 31, 2006
Long-term debt:		
3.125% senior convertible notes due 2014	$ 125,000	$ —
3.375% senior convertible notes due 2016	125,000	—
Senior secured credit facility:		
Revolving credit facility	—	—
Term Loan B	—	175,904
6.25% senior notes due 2013	200,000	200,000
Other, principally seller financing of acquired operations or assumption upon acquisition, weighted average interest rates of 4.5% and 3.5% as of October 31, 2007 and October 31, 2006, respectively, partially secured by assets of subsidiaries, with maturities through 2022	313	955
Total long-term debt	450,313	376,859
Less current maturities	198	2,839
	$ 450,115	$ 374,020

Senior Convertible Notes

On June 27, 2007, the Company issued in a private placement $125,000 aggregate principal amount of 3.125 percent senior convertible notes due 2014 (the "2014 Notes") and $125,000 aggregate principal amount of 3.375 percent senior convertible notes due 2016 (the "2016 Notes", and together with the 2014 Notes, the "senior convertible notes"). In connection with the sale of the senior convertible notes, the Company also sold common stock warrants for approximately $43,850, as described below. Total proceeds from the issuance of the senior convertible notes and sale of the common stock warrants was approximately $293,850. The Company used approximately $163,978 of the proceeds to prepay the remaining balance of the Company's Term Loan B at par value (the Company had previously paid $13,098 of principal payments during 2007 prior to the extinguishment of the debt), including accrued interest, and used $60,000 for the purchase of call options as described below. The Company also used approximately $64,201 of the proceeds to repurchase 7,698,000 shares of the Company's Class A common stock in negotiated transactions. The Company incurred debt issuance costs of approximately $6,217 for investment bank fees, legal fees and other costs related to the transaction. Debt issuance costs were capitalized and will be amortized over the terms of the senior convertible notes or until they become convertible. The Company recorded a charge for the loss on early extinguishment of debt of $677 as of October 31, 2007 which represents the write-off of remaining Term Loan B deferred charges.

The 2014 Notes and 2016 Notes are governed by separate indentures dated as of June 27, 2007, among the Company, the Guarantors named therein and the trustee. The 2014 Notes mature July 15, 2014, and the 2016 Notes mature July 15, 2016. The 2014 Notes bear interest at a rate of 3.125 percent per annum, and the 2016 Notes bear interest at a rate of 3.375 percent per annum. Interest is payable semiannually in arrears on January 15 and July 15 of each year, commencing January 15, 2008. As of October 31, 2007, the carrying values of the Company's 2014 Notes and 2016 Notes, including accrued interest, were $126,345 and $126,453, respectively, compared to fair values of $131,520 and $131,653, respectively.

Holders may convert their senior convertible notes based on a conversion rate of 90.4936 shares of the Company's Class A common stock per $1,000 principal amount of senior convertible notes (which is equal to an initial conversion price of approximately $11.05 per share), subject to adjustment: (1) during any fiscal quarter beginning after October 31, 2007, if the closing price of the Company's Class A common stock for a specified period in the prior quarter is more than 130 percent of the conversion price per share, (2) for a specified period after five trading days in which the trading price of the notes for each trading day was less than 95 percent of the product of the closing price of the Company's Class A common stock and the then applicable conversion rate, (3) if specified distributions to holders of the Company's Class A common stock occur, (4) if a fundamental change

(Dollars in thousands, except per share amounts)

(14) Long-term Debt—(Continued)

occurs or (5) during the last month prior to the maturity date of the notes. None of these conditions had been met at October 31, 2007.

Upon conversion, in lieu of shares of the Company's Class A common stock, for each $1,000 principal amount of senior convertible notes converted, a holder will receive an amount in cash equal to the lesser of (1) $1,000 or (2) the conversion value, determined in the manner set forth in the indentures, of the number of shares of the Company's Class A common stock equal to the conversion rate. If the conversion value exceeds $1,000, the Company will also deliver, at the Company's election, cash or Class A common stock or a combination of cash and Class A common stock with respect to such excess amount, subject to the limitations in the indentures. If a holder elects to convert its senior convertible notes in connection with certain fundamental change transactions, the Company will pay, to the extent described in the indentures, a make whole premium by increasing the conversion rate applicable to such senior convertible notes.

Upon specified fundamental change events, holders will have the option to require the Company to purchase for cash all or any portion of their senior convertible notes at a price equal to 100 percent of the principal amount of the senior convertible notes plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date.

The senior convertible notes are the Company's senior unsecured obligations. The senior convertible notes are guaranteed, fully and unconditionally, jointly and severally, on an unsecured senior basis, by all of the Company's subsidiaries that are guarantors of the Company's 6.25 percent senior notes, except for three immaterial non-wholly owned subsidiaries and except for any future non-wholly owned subsidiaries. The indentures contain events of default which, if they occur, entitle the holders of the senior convertible notes to declare the senior convertible notes immediately due and payable.

In connection with the sale of the senior convertible notes, the Company and the guarantors entered into a registration rights agreement dated as of June 27, 2007. Pursuant to the registration rights agreement, the Company filed with the SEC a shelf registration statement with respect to the resale of the senior convertible notes and the shares of Class A common stock issuable upon conversion of the senior convertible notes. The Company agreed to use its reasonable best efforts to keep the registration statement effective for a period of up to two years, subject to the Company's right to suspend the use of the prospectus under certain circumstances. The Company will be required to pay additional interest, up to 0.50 percent, subject to some limitations, to the holders of the senior convertible notes if the requirements of the registration rights agreement are not met.

Also, in connection with the sale of the senior convertible notes, the Company purchased call options with respect to its Class A common stock from Merrill Lynch International. The call options cover, subject to anti-dilution adjustments, 11,311,700 shares of Class A common stock for each series of senior convertible notes, at strike prices that correspond to the initial conversion price of the notes. The call options are expected to offset the Company's exposure to dilution from conversion of the senior convertible notes because any shares the Company would be obligated to deliver to holders upon conversion of the senior convertible notes would be delivered to the Company by the counterparty to the call options. The Company paid approximately $60,000 for the call options.

The Company also entered into warrant transactions whereby it sold to Merrill Lynch Financial Markets warrants expiring in 2014 and 2016 to acquire, subject to customary anti-dilution adjustments, 11,311,700 and 11,311,700 shares of Class A common stock, respectively. The strike prices of the sold warrants expiring in 2014 and 2016 are $12.93 per share of Class A common stock and $13.76 per share of Class A common stock, respectively. The warrants expiring in 2014 and 2016 may not be exercised prior to the maturity of the 2014 Notes and 2016 Notes, respectively. The Company can elect to settle the warrants in cash or Class A common stock, subject to certain conditions. The Company received approximately $43,850 for the warrants.

(Dollars in thousands, except per share amounts)

(14) Long-term Debt—(Continued)

The price of the call options is treated for tax purposes as interest expense, which amortizes over the lives of the notes. Accordingly, the Company will have a tax benefit of approximately $21,000 over the lives of the senior convertible notes. The sale of the warrants is not expected to have any tax consequences to the Company.

By selling the warrants, the Company used the proceeds to offset much of the cost of the call options. By simultaneously purchasing the call options and selling the warrants, the Company has effectively increased the conversion premium on the senior convertible notes to 55-65 percent above the market price of the Class A common stock at the time of the offering.

Senior Secured Credit Facility

On November 19, 2004, the Company entered into an amended and restated senior secured credit facility consisting of a $125,000 five-year revolving credit facility maturing on November 19, 2009, and a $100,000 seven-year Term Loan B. During the first quarter of fiscal year 2005, the Company incurred a charge for the early extinguishment of debt of $2,651 ($1,723 after tax, or $.02 per share) to write off fees associated with the prior facility. In 2005, the Company borrowed an additional $130,000 in Term Loan B under an accordion feature. The Term Loan B was paid in full in June 2007.

As a result of the amendment of the facility in 2004, the leverage-based grid pricing for the interest rate on the Company's revolving credit facility was reduced to LIBOR plus 150.0 basis points at closing, representing a 50 basis-point reduction. The grid for the revolving credit facility ranges from 137.5 to 200.0 basis points. The Company pays a quarterly commitment fee of 37.5 to 50.0 basis points, based on the Company's consolidated leverage ratio. The interest rate on the Company's Term Loan B was reduced to LIBOR plus 175.0 basis points, which was 75 basis points below the prior facility and not subject to grid pricing.

As of October 31, 2007 and 2006, there were no amounts drawn on the Company's $125,000 revolving credit facility. As of October 31, 2007, after giving consideration to the $12,995 of outstanding letters of credit and a $30,838 bond the Company is required to maintain to guarantee its obligations relating to funds it withdrew in fiscal year 2001 from trust funds in Florida, the Company's availability under the revolving credit facility was $81,167. As stated above, on June 27, 2007, the Company repaid the balance of its Term Loan B prior to its maturity date. As of October 31, 2006, the carrying value of the Company's Term Loan B including accrued interest was $178,145, compared to a fair value of $177,925. As of October 31, 2006, the Company's Term Loan B was subject to short-term variable interest rates of approximately 7.2 percent.

The senior secured credit facility is governed by three financial covenants:

- Maintenance on a rolling four quarter basis of a maximum consolidated leverage ratio (funded debt (net of domestic cash, cash equivalents and marketable securities) divided by EBITDA (as defined)) – Maximum 3.50x,
- Maintenance on a rolling four quarter basis of a minimum consolidated interest coverage ratio (EBITDA (as defined) divided by interest expense) – Minimum 2.50x, and
- Maintenance on a rolling four quarter basis of a maximum consolidated senior secured leverage ratio (total funded senior secured debt divided by EBITDA (as defined)) – Maximum 3.00x with step-downs.

The covenants include required mandatory prepayments from the proceeds of certain asset sales and debt and equity offerings (with the first $25,000 per year of asset sale proceeds considered to be an optional prepayment), limitations on liens, limitations on mergers, consolidations and asset sales, limitations on incurrence of debt, limitations on dividends, stock redemptions and the redemption and/or prepayment of other debt, limitations on investments and acquisitions and limitations on transactions with affiliates. If there is no default or event of default, the Company may pay cash dividends and repurchase its stock, provided that the aggregate amount of the dividends and stock repurchased plus other types of restricted payments in any fiscal year does not exceed $30,000 plus any

(Dollars in thousands, except per share amounts)

(14) Long-term Debt—(Continued)

positive amounts in the discretionary basket. The agreement also limits capital expenditures in any fiscal year to $40,000, with a provision for the carryover of permitted but unused amounts. The cost of acquisitions is unlimited if the consolidated leverage ratio is less than or equal to 3.00 to 1.00 and the consolidated senior secured leverage ratio is less than or equal to 1.75 to 1.00, after giving pro forma effect to the acquisition; otherwise, the limit is $75,000 in any fiscal year, with a provision for the carryover of permitted but unused amounts. The lenders under the senior secured credit facility can accelerate all obligations under the facility and terminate the revolving credit commitment if an event of default occurs and is continuing.

Under the dividend and stock repurchase restrictions in the senior secured credit facility, the Company could use up to $197,576 to pay dividends or repurchase its stock as of October 31, 2007.

Obligations under the senior secured credit facility are guaranteed by substantially all existing and future direct and indirect domestic subsidiaries of the Company formed under the laws of any one of the states or the District of Columbia of the United States of America ("SEI Guarantors").

The lenders under the senior secured credit facility have received a first priority perfected security interest in (1) all of the capital stock or other equity interests of each of the domestic subsidiaries of the Company and 65 percent of the voting capital stock of all direct foreign subsidiaries and (2) all other present and future assets and properties of the Company and the SEI Guarantors except (a) real property, (b) vehicles, (c) assets to which applicable law prohibits security interest therein or requires the consent of a third party, (d) contract rights in which a security interest without the approval of the other party to the contract would constitute a default thereunder and (e) any assets with respect to which a security interest cannot be perfected.

Senior Notes

On February 18, 2005, the Company completed its tender offer and consent solicitation for any and all of its $300,000 10.75 percent senior subordinated notes. The Company purchased a total of $298,250 in aggregate principal amount of the notes in the offer. In the second quarter of fiscal year 2005, the Company incurred a charge for early extinguishment of debt of approximately $30,057 ($19,210 after tax, or $.18 per share) representing $25,369 for a tender premium, related fees and expenses and $4,688 for the write-off of the remaining unamortized fees on the senior subordinated notes.

The Company funded the tender offer for the 10.75 percent senior subordinated notes, including related tender premiums, fees, expenses and accrued interest of $28,931, with the net proceeds of the $130,000 in additional Term Loan B borrowings described above, a portion of its available cash, and the net proceeds of the issuance of $200,000 6.25 percent senior notes due 2013 (the "6.25 percent senior notes"), which were issued on February 11, 2005.

The Company redeemed the remaining $1,750 principal amount of senior subordinated notes on the first call date of July 1, 2005 at the aggregate redemption price of $1,844, which was funded by cash on hand. In the third quarter of fiscal year 2005, the Company recorded a charge for the early extinguishment of debt of approximately $114 including the call premium and write-off of the remaining unamortized fees on the senior subordinated notes.

The 6.25 percent senior notes are governed by the terms of an indenture dated as of February 11, 2005. Prior to February 15, 2009, the 6.25 percent senior notes are not redeemable. Beginning on February 15, 2009, the Company may redeem the 6.25 percent senior notes in whole or in part at any time at the redemption prices set forth in the indenture, plus any accrued and unpaid interest. In addition, upon a change of control of the Company, holders of the 6.25 percent senior notes will have the right to require the Company to repurchase all or any part of their 6.25 percent senior notes for cash at a price equal to 101 percent of the aggregate principal amount of the 6.25 percent senior notes repurchased, plus any accrued and unpaid interest. As of October 31, 2007 and 2006, the

(Dollars in thousands, except per share amounts)

(14) Long-term Debt—(Continued)

carrying values of the Company's 6.25 percent senior notes including accrued interest were $202,604 compared to fair values of $193,578 and $190,599, respectively.

The 6.25 percent senior notes are guaranteed, jointly and severally, by the SEI Guarantors, and are the Company's senior unsecured obligations and the guarantees of the 6.25 percent senior notes are the SEI Guarantors' senior unsecured obligations.

The indenture contains affirmative and negative covenants that, among other things, limit the Company and the SEI Guarantors' ability to engage in sale and leaseback transactions, effect a consolidation or merger or sale, transfer, lease, or otherwise dispose of all or substantially all assets, and create liens on assets. The indenture also contains customary events of default. Upon the occurrence of certain events of default, the Trustee or the holders of the 6.25 percent senior notes may declare all outstanding 6.25 percent senior notes to be due and payable immediately.

In connection with the issuance of the 6.25 percent senior notes in February 2005, the Company entered into a registration rights agreement that required that a registration statement be filed and declared effective by the SEC, and that an exchange offer be conducted providing for the exchange of the unregistered notes for similar registered notes, all within specified times. The Company was unable to cause the required registration statement to become effective on time and therefore was required to pay additional interest at the regular interest payment rates to the note holders until the default was cured. Additional interest began to accrue on June 12, 2005 at a rate of 0.50 percent per annum, increased to 1.00 percent on September 11, 2005 and increased to 1.50 percent on December 11, 2005. The exchange offer was completed on June 5, 2006. Total additional interest incurred from June 12, 2005 to June 5, 2006 was $2,200 of which $1,672 was incurred in fiscal year 2006. Since the exchange offer was completed, the additional interest has been eliminated.

Other

As of October 31, 2007, the Company's subsidiaries had approximately $313 of long-term debt that represents notes the subsidiaries issued as part of the purchase price of acquired businesses or debt the subsidiaries assumed in connection with acquisitions. Approximately $182 of this debt is secured by liens on the stock or assets of the related subsidiaries.

Scheduled principal payments of the Company's long-term debt for the fiscal years ending October 31, 2008 through October 31, 2012, are approximately $198 in 2008, $20 in 2009, $5 in 2010, $5 in 2011 and $5 in 2012. Scheduled principal payments thereafter are $450,080.

As of October 31, 2007, the Company was in compliance with the covenants in its debt agreements.

(15) Guarantees

The Company's obligations under its senior secured credit facility, 6.25 percent senior notes and its 3.125 percent and 3.375 percent senior convertible notes are guaranteed by all of its existing and future direct and indirect subsidiaries formed under the laws of the United States, any state thereof or the District of Columbia, except for specified excluded subsidiaries. For additional information regarding the senior secured credit facility, senior convertible notes, and senior notes, see Note 14.

All obligations under the senior secured credit facility, including the guarantees and any interest rate protection and other hedging agreements with any lender or its affiliates, are secured by a first priority perfected security interest as described in Note 14.

(Dollars in thousands, except per share amounts)

(15) Guarantees—(Continued)

Louisiana law gives Louisiana corporations broad powers to indemnify their present and former directors and officers and those of affiliated corporations against expenses incurred in the defense of any lawsuit to which they are made parties by reason of their positions. The Company's By-laws make mandatory the indemnification of directors and officers permitted by Louisiana law. The Company has in effect a directors' and officers' liability insurance policy that provides for indemnification of its officers and directors against losses arising from claims asserted against them in their capacities as officers and directors, subject to limitations and conditions set forth in such policy. The Company has also entered into indemnity agreements with each director and executive officer, pursuant to which the Company has agreed, subject to certain exceptions, to purchase and maintain directors' and officers' liability insurance. The agreements also provide that the Company will indemnify each director and executive officer against any costs and expenses, judgments, settlements and fines incurred in connection with any claim involving him or her by reason of his or her position as director or officer, provided that the director or executive officer meets certain standards of conduct.

As of October 31, 2007, the Company has guaranteed long-term debt of its subsidiaries of approximately $101 that represents notes the subsidiaries issued as part of the purchase price of acquired businesses or debt the subsidiaries assumed in connection with acquisitions.

(16) Reconciliation of Basic and Diluted Per Share Data

	Earnings (Numerator)	Shares (Denominator)	Per Share Data
Year Ended October 31, 2007			
Earnings from continuing operations	$ 39,314		
Basic earnings per common share:			
Earnings from continuing operations available to common shareholders	$ 39,314	102,584	$ .38
Effect of dilutive securities:			
Time-vest stock options assumed exercised and restricted stock		153	
Diluted earnings per common share:			
Earnings from continuing operations available to common shareholders plus time-vest stock options assumed exercised and restricted stock	$ 39,314	102,737	$ .38

(Dollars in thousands, except per share amounts)

(16) Reconciliation of Basic and Diluted Per Share Data—(Continued)

	Earnings (Numerator)	Shares (Denominator)	Per Share Data
Year Ended October 31, 2006			
Earnings from continuing operations	$ 37,580		
Basic earnings per common share:			
Earnings from continuing operations available to common shareholders	$ 37,580	106,855	$ .35
Effect of dilutive securities:			
Time-vest stock options assumed exercised and restricted stock		45	
Diluted earnings per common share:			
Earnings from continuing operations available to common shareholders plus time-vest stock options assumed exercised and restricted stock	$ 37,580	106,900	$ .35

	Earnings (Numerator)	Shares (Denominator)	Per Share Data
Year Ended October 31, 2005			
Earnings from continuing operations before cumulative effect of change in accounting principle	$ 8,303		
Basic earnings per common share:			
Earnings from continuing operations before cumulative effect of change in accounting principle available to common shareholders	$ 8,303	109,040	$ .08
Effect of dilutive securities:			
Time-vest stock options assumed exercised and restricted stock		165	
Diluted earnings per common share:			
Earnings from continuing operations before cumulative effect of change in accounting principle available to common shareholders plus time-vest stock options assumed exercised and restricted stock	$ 8,303	109,205	$ .08

Options to purchase 392,212 shares of common stock at prices ranging from $6.33 to $7.31 per share were antidilutive during the year ended October 31, 2007. For the year ended October 31, 2007, 540,000 market based stock options and 360,000 market and performance based shares of restricted stock were not dilutive. For the year ended October 31, 2007, a maximum of 25,000,000 shares of the Company's Class A common stock related to the senior convertible notes and a maximum of 20,000,000 shares of Class A common stock under the common stock warrants associated with the June 2007 senior convertible debt transaction were also not dilutive, as the average price of the Company's stock for the year ended October 31, 2007 was less than the conversion price of the senior convertible notes and strike price of the warrants.

Options to purchase 1,068,771 shares of common stock at prices ranging from $5.86 to $7.03 per share were outstanding during the year ended October 31, 2006, but were not included in the computation of diluted earnings per share because the exercise prices of the options were greater than the average market price of the common shares.

(Dollars in thousands, except per share amounts)

(16) Reconciliation of Basic and Diluted Per Share Data—(Continued)

Options to purchase 1,117,002 shares of common stock at prices ranging from $6.90 to $7.03 per share were outstanding during the year ended October 31, 2005, but were not included in the computation of diluted earnings per share because the exercise prices of the options were greater than the average market price of the common shares.

The Company includes Class A and Class B common stock in its diluted shares calculation. As of October 31, 2007, the Company's Chairman, Frank B. Stewart, Jr., was the record holder of all of the Company's shares of Class B common stock. The Company's Class A and B common stock are substantially identical, except that holders of Class A common stock are entitled to one vote per share, and holders of Class B common stock are entitled to ten votes per share. Each share of Class B common stock is automatically converted into one share of Class A common stock upon transfer to persons other than certain affiliates of Frank B. Stewart, Jr.

(17) Income Taxes

Income tax expense (benefit) is comprised of the following components:

	Continuing Operations		
	U.S. and Possessions	State	Totals
Year Ended October 31,			
2007:			
Current tax expense	$ 10,582	$ 3,180	$ 13,762
Deferred tax expense	1,725	2,612	4,337
	$ 12,307	$ 5,792	$ 18,099
2006:			
Current tax expense	$ 1,680	$ 5,053	$ 6,733
Deferred tax expense	14,247	174	14,421
	$ 15,927	$ 5,227	$ 21,154
2005:			
Current tax expense	$ 1,548	$ 1,930	$ 3,478
Deferred tax expense (benefit)	227	(727)	(500)
	$ 1,775	$ 1,203	$ 2,978

(Dollars in thousands, except per share amounts)

(17) Income Taxes—(Continued)

	Discontinued Operations		
	U.S. and Possessions	State	Totals
Year Ended October 31,			
2007:			
Current tax expense	$ 269	$ 39	$ 308
Deferred tax expense	—	—	—
	$ 269	$ 39	$ 308
2006:			
Current tax expense (benefit)	$ 51	$ (4)	$ 47
Deferred tax benefit	(126)	(14)	(140)
	$ (75)	$ (18)	$ (93)
2005:			
Current tax expense	$ 269	$ 25	$ 294
Deferred tax benefit	(43)	—	(43)
	$ 226	$ 25	$ 251

The reconciliation of the statutory tax rate to the effective tax rate is as follows for continuing operations:

	Year Ended October 31,		
	2007	2006	2005
Statutory tax rate	35.00 %	35.00 %	35.00 %
Increases (reductions) in tax rate resulting from:			
State income tax	3.68	4.67	7.09
U.S. possession income tax	(.79)	2.48	6.62
Nondeductible expenses and other	.04	.13	6.12
Dividend exclusion	(3.13)	(3.47)	(21.41)
Basis adjustment on sale of businesses	—	—	(2.41)
Valuation allowance	(3.27)	.86	—
Work opportunity tax credit	—	(.20)	(4.61)
Settlement of federal tax audit	—	(3.45)	—
Effective tax rate	31.53 %	36.02 %	26.40 %

(Dollars in thousands, except per share amounts)

(17) Income Taxes—(Continued)

Deferred tax assets and liabilities consist of the following:

	October 31, 2007	October 31, 2006
Deferred tax assets:		
Accrued expenses	$ 5,297	$ 6,204
Allowance for sales cancellations and doubtful accounts	6,638	6,242
Capital loss carryover [1]	—	5,271
Deductible Texas taxes related to Texas audits	—	704
Deferred preneed sales and expenses	213,463	206,974
Deferred compensation	4,420	3,731
Inventory writedown	1,022	1,050
Original issue discount on purchased call options	20,321	—
Lease obligations	675	631
Loss on worthless stock	—	4,546
Non-compete amortization	2,358	3,519
Other	1,173	683
Share-based compensation	1,095	573
State income taxes [2]	32,342	33,143
U.S. possession income tax [3]	16,860	17,105
	305,664	290,376
Valuation allowance [4]	(4,032)	(10,457)
	301,632	279,919
Deferred tax liabilities:		
Depreciation	2,854	1,857
Goodwill amortization	27,617	23,114
Partnership interest	2,037	2,037
Purchase accounting adjustments	67,644	68,426
	100,152	95,434
	$ 201,480	$ 184,485
Current net deferred asset	$ 8,621	$ 10,502
Long-term net deferred asset	192,859	173,983
	$ 201,480	$ 184,485

(1) This tax benefit of $5,271 as of October 31, 2006 is calculated on a gross capital loss carryover of $15,060, of which $10,647 was available until the end of fiscal year 2007 and $4,413 was available until the end of fiscal year 2009. As of October 31, 2006, a valuation allowance of $3,393 was recorded on the capital loss carryover scheduled to expire in 2007. During fiscal year 2007, the Company utilized both the 2007 and 2009 capital loss carryforwards resulting in a release of the valuation allowance.

(2) A significant component of this balance is a gross state net operating loss carryover of approximately $176,238 ($7,439 net of a federal tax benefit). This loss is not concentrated in any one state, but instead, is widespread in states whose carryover period averages from 15 to 20 years. During fiscal year 2007, the Company adjusted its previously recorded valuation allowance from $313 to $1,962 as it was determined that the net operating loss carryforwards in two states were not likely to be utilized prior to their expiration due to additional operating losses incurred in 2007. This change is the net effect of recording reductions to the reserve of $299 offset by additions to the reserve of $1,948.

(Dollars in thousands, except per share amounts)

(17) Income Taxes—(Continued)

(3) This U.S. possession is Puerto Rico. A significant component of this balance is a net operating loss carryover of $8,165 ($2,070 net of a federal benefit). Puerto Rico's allowable carryforward period is 7 years from the date incurred. In 2007, the Company reduced its previously recorded valuation allowance from $2,205 to $2,070, which represents a full reserve on the operating loss carryover asset. This change is the net effect of recording reductions to the reserve of $1,076 for utilizations of the net operating loss carryover at one entity and additions to the reserve of $941 for additional operating losses incurred in 2007 for a separate entity. The remaining deferred tax asset balance of $14,790 is for timing differences relating primarily to deferred preneed sales and expenses for which no valuation allowance has been recorded as management believes it is more likely than not that this asset will be realized in future periods.

(4) During fiscal year 2007, the Company reduced its valuation allowance from $10,457 to $4,032 which represents a reduction of $3,393 attributable to its utilization of its capital loss carryover and a reduction of $4,546 related to the write-off of both the deferred tax asset and related valuation allowance for a worthless stock deduction for which recognition was determined to be remote in fiscal year 2007. These reductions were offset by $1,514 of net increases to the reserve attributable to the net operating loss changes noted in items (2) and (3) above. Finally, at the end of 2007, the entire balance of the valuation allowance of $4,032 is attributable to the net operating loss carryforwards in certain states and Puerto Rico.

During fiscal year 2007, the Company recognized a combined non-recurring tax benefit of $4,180, of which $787 is attributable to the completion of an audit by the Commonwealth of Puerto Rico for tax periods 1999 to 2001 (see further information below), and $3,393 is attributable to a reduced valuation allowance on its capital loss carryover which was due to expire at the end of 2007. The Puerto Rico benefit represents a partial recovery of the tax receivable reserve recorded in the third quarter of 2006, while the reduced valuation allowance was the result of the Company's ability to generate sufficient capital gain income prior to the 2007 expiration date on the loss carryover.

During the year ended October 31, 2006, the Company resolved a significant number of tax related matters and new matters arose that created a net impact on the tax provision of $973. This net impact to income tax expense is included in income from continuing operations for the year ended October 31, 2006 and is further explained below.

First, as a result of the completion of an Internal Revenue Service examination for the tax years ended October 31, 2001 and 2002, the Company recorded an income tax benefit of $2,028 (the cash was received in October 2006). In August 2006, the Company learned that the Joint Committee review of the IRS's examination of the Company's tax returns for those tax years had been completed. Resolution was reached on a number of issues, including adjustments related to foreign source income and the calculation of the foreign tax credit, various tax accounting methods and separate return limitation year net operating loss limitations.

Second, the Company's valuation allowance on deferred tax assets was increased by $237 (a net tax expense) which is the net result of reductions to the allowance of $1,558 offset by additions of $1,795. The reduction of $1,558 was primarily attributable to removing the valuation allowance on the capital loss carryover subject to expiration at the end of 2009 which the Company believed was more likely than not to be realized. The additions to the allowance included $1,378 on the Puerto Rico net operating loss, $313 on a portion of the state net operating losses and $104 on the capital loss carryover subject to expiration at the end of 2007.

Third, a reserve of $2,550 was recorded on a tax receivable (a net tax expense of $1,657) due from the Commonwealth of Puerto Rico which is under examination and is uncertain as to payment. This reserve relates to requested refunds of approximately $2,550 related to tax years October 31, 1999 to 2001 applied for by various subsidiaries operating in Puerto Rico. The tax authorities are currently examining the refund claims, and a field agent has recently questioned approximately $62,662 in deductions taken by the Company's Puerto Rican subsidiaries in prior years which, if not defended successfully, could result in additional tax, interest and penalties of

(Dollars in thousands, except per share amounts)

(17) Income Taxes—(Continued)

approximately $28,420. The Company has not recorded an additional reserve for any additional taxes, interest or penalties. In December of 2006 the Company successfully secured a position letter from the Treasury Department of Puerto Rico limiting the potential liability to the refund under review. Then in September of 2007 it reached a settlement with the taxing authority which enabled it to record a partial recovery of $1,211 ($787 net of federal tax) on the $2,550 ($1,657 net of federal tax) that had been previously reserved.

Fourth, an additional tax expense of $906 was recorded as a result of prior years refund denials issued by the State of Texas of $631 ($410 net of a federal tax benefit) coupled with tax assessments of $1,185 ($780 net of a federal tax benefit) on subsequent tax years attributable to the same sourcing issue in the denied refunds. Also with regard to Texas, new legislation was passed enacting a new margins tax in place of the existing franchise tax which resulted in a tax benefit of $437 ($284 net of a federal tax).

Fifth, an additional tax expense of $885 was recorded in relation to the write-off of a deferred tax asset attributable to foreign tax credits which the Company now believes it cannot recognize based on its anticipated downward trend in future net foreign source income.

Finally, an additional net tax benefit of $684 was recorded in 2006 for tax rate adjustments to various state deferred tax items at the operating entity level and miscellaneous adjustments to deferred taxes after filing its state income tax returns for fiscal year 2005.

To the extent the Company were to prevail in matters for which reserves have been established or be required to pay amounts in excess of the aforementioned reserves, the Company's effective tax rate in a given financial statement period may be impacted.

(18) Benefit Plans

Stewart Enterprises Employees' Retirement Trust

The Company has a defined contribution retirement plan, the "Stewart Enterprises Employees' Retirement Trust (A Profit-Sharing Plan)" ("SEERT"). All regular employees are eligible to participate in this plan. New employees are automatically enrolled in the plan at a three percent contribution rate after 60 days of employment, unless they elect not to participate. Contributions are made to the plan at the discretion of the Company's Board of Directors. Additionally, employees who participate may contribute 100 percent of their earnings, up to the limit set by the Internal Revenue Code. Employee contributions of up to five percent of earnings are eligible for Company matching contributions at the rate of $.50 for each $1.00 contributed. The Company's expense, including the Company's matching contributions, for the fiscal years ended October 31, 2007, 2006 and 2005 was approximately $3,138, $2,113 and $2,165, respectively.

Stewart Enterprises Puerto Rico Employees' Retirement Trust

On January 1, 2003, the Stewart Enterprises Puerto Rico Employees' Retirement Trust, a defined contribution retirement plan, became effective when the Company adopted the Banco Popular de Puerto Rico Master Defined Contribution Retirement Plan. Employees in Puerto Rico who were formerly participating in the Stewart Enterprises Employees' Retirement Trust had their account balances transferred to this plan in February 2003. Individuals employed in Puerto Rico by the Company or certain of its subsidiaries and affiliates are eligible to participate in this plan. Eligible employees may contribute up to 10 percent of their earnings, up to a maximum annual contribution of $8. Employee contributions of up to five percent of earnings are eligible for Company matching contributions at the rate of $0.50 for each $1.00 contributed. Additional contributions may also be made to this plan at the discretion of the Company's Board of Directors. The Company's expense, including the Company's matching contributions, for the fiscal years ended October 31, 2007, 2006 and 2005 was $85, $95 and $108, respectively.

(Dollars in thousands, except per share amounts)

(18) Benefit Plans—(Continued)

Non-qualified Supplemental Retirement and Deferred Compensation Plan

The Company has a non-qualified key employee defined contribution supplemental retirement plan, which provides certain highly compensated employees the opportunity to accumulate deferred compensation which cannot be accumulated under the SEERT due to certain limitations. Contributions are made to the plan at the discretion of the Company's Board of Directors. Additionally, employees who participate may contribute up to 15 percent of their earnings. The first 5 percent of such employee contributions are eligible for Company matching contributions at the rate of $.50 for each $1.00 contributed. The Company's expense, including the Company's matching contributions, for the fiscal years ended October 31, 2007, 2006 and 2005 was approximately $318, $144 and $210, respectively.

Supplemental Executive Retirement Plan

On April 1, 2002, the Company adopted an unfunded, non-qualified retirement plan, the "Stewart Enterprises, Inc. Supplemental Executive Retirement Plan" ("SERP"), to provide for the payment of pension benefits to a select group of highly-compensated management employees as approved by the Compensation Committee of the Company's Board of Directors. The retirement plan is non-contributory and provides retirement benefits based on final average compensation, position and the participant's age, years of service or years of participation in the SERP. The Company's expense for the fiscal years ended October 31, 2007, 2006 and 2005 was $2,448, $2,100 and $1,877, respectively. The Company's liability as of October 31, 2007 and 2006 was $9,699 and $7,955, respectively.

Compensation Plans

In April 2007, the Company's shareholders approved the 2007 Stock Incentive Plan ("Stock Plan") and the Company's Executive Officer Annual Incentive Plan ("Incentive Plan") at its annual shareholders' meeting. The Stock Plan replaces the Company's 1995 Incentive Compensation Plan, 2000 Incentive Compensation Plan and 2005 Directors' Stock Plan. No future grants will be made through these prior plans. The Compensation Committee of the Company's Board of Directors will administer the Stock Plan and has the authority to make awards under the Stock Plan including setting the terms of the awards. A total of 5,000,000 shares of the Company's Class A common stock are authorized to be issued under the Stock Plan. Officers, directors and key employees will be eligible to receive incentives under the Stock Plan when designated as a Stock Plan participant by the Committee.

The Incentive Plan was presented to the shareholders for approval in order to qualify the quantitative portion of the annual incentive award as fully deductible performance-based compensation under Section 162(m) of the Internal Revenue Code. The Incentive Plan will be administered by the Compensation Committee of the Company's Board of Directors, and it will apply to each of the five fiscal years during the period beginning November 1, 2007 and ending October 31, 2012, unless terminated earlier by the Compensation Committee. Any executive officer may be designated by the Compensation Committee as a participant in the Incentive Plan for any year. No participant may be paid a bonus under the Incentive Plan of more than $1,500 for any fiscal year. The Compensation Committee may determine to pay bonuses under the Incentive Plan in whole or in part in cash or stock. Any such stock will be issued through the Company's stock-based incentive plans.

Employee Stock Purchase Plan

On July 1, 1992, the Company adopted an Employee Stock Purchase Plan. This plan was terminated and replaced by the 2003 Employee Stock Purchase Plan (the "Employee Stock Plan"), which was approved by the Company's shareholders at its 2003 annual meeting. The Company authorized 1,000,000 shares for issuance under the Employee Stock Plan. The Employee Stock Plan provides to eligible employees the opportunity to purchase the Company's Class A common stock on a quarterly basis. The purchase price is established at a 15 percent discount from fair market value, as defined in the Employee Stock Plan. As of October 31, 2007, 334,456 shares had been acquired under this Plan.

(Dollars in thousands, except per share amounts)

(18) Benefit Plans—(Continued)

Stock-Based Compensation

Net earnings for the year ended October 31, 2007 includes $1,576 ($1,069 after tax) of share-based compensation costs compared to $1,203 ($803 after tax) for the same period in 2006, which are included in corporate general and administrative expenses in the consolidated statements of earnings. As of October 31, 2007, there was $2,882 of total unrecognized compensation costs related to nonvested share-based compensation that is expected to be recognized over a weighted-average period of 2.82 years. The following table is a summary of the Company's stock options outstanding as of October 31, 2007, 2006 and 2005, and the changes that occurred during fiscal years 2007, 2006 and 2005.

	2007		2006		2005	
	Number of Shares Underlying Options	Weighted Average Exercise Prices	Number of Shares Underlying Options	Weighted Average Exercise Prices	Number of Shares Underlying Options	Weighted Average Exercise Prices
Outstanding at beginning of year	1,441,294	$ 6.15	1,468,734	$ 6.62	3,521,393	$ 5.26
Granted	1,039,167	$ 7.12	473,060	$ 5.37	1,182,100	$ 6.96
Exercised	(411,511)	$ 6.40	(33,334)	$ 5.44	(2,982,460)	$ 5.16
Forfeited	(168,221)	$ 6.63	(467,166)	$ 6.89	(252,299)	$ 6.57
Outstanding at end of year	1,900,729	$ 6.58	1,441,294	$ 6.15	1,468,734	$ 6.62
Exercisable at end of year	471,353	$ 5.90	645,665	$ 6.10	233,338	$ 5.44
Weighted-average fair value of options granted		$ 2.84		$ 2.27		$ 4.06

	Year Ended October 31, 2007
	Aggregate Intrinsic Value
Options outstanding as of October 31, 2007	$ 4,731
Options exercisable as of October 31, 2007	$ 1,496
Options exercised during 2007	$ 539

	Year Ended October 31, 2006
	Aggregate Intrinsic Value
Options outstanding as of October 31, 2006	$ 575
Options exercisable as of October 31, 2006	$ 282
Options exercised during 2006	$ 13

The following table further describes the Company's stock options outstanding as of October 31, 2007.

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Number Outstanding at 10/31/2007	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 10/31/2007	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$ 5.06 - $ 5.86	569,912	5.51 years	$ 5.40	307,903	$ 5.36	5.67 years
$ 6.33 - $ 6.90	786,317	5.35 years	$ 6.57	163,450	$ 6.90	4.14 years
$ 7.31 - $ 7.37	184,500	6.53 years	$ 7.37	—	$ —	—
$ 8.06	360,000	6.42 years	$ 8.06	—	$ —	—
$ 5.06 to $8.06	1,900,729	5.71 years	$ 6.58	471,353	$ 5.14	5.90 years

(Dollars in thousands, except per share amounts)

(18) Benefit Plans—(Continued)

	Year Ended October 31, 2007	Weighted Average Grant-Date Fair Value
Nonvested options as of November 1, 2006	795,629	$ 3.18
Granted	1,039,167	$ 2.84
Vested	(237,199)	$ 3.22
Forfeited	(168,221)	$ 3.63
Nonvested options as of October 31, 2007	1,429,376	$ 2.87

The fair value of the Company's service based stock options is the estimated present value at grant date using the Black-Scholes option pricing model with the following weighted average assumptions for fiscal years 2007, 2006 and 2005: expected dividend yield of 1.1 percent, 0.4 percent and zero percent; expected volatility of 47.7 percent, 53.2 percent and 43.3 percent; risk-free interest rate of 4.4 percent, 3.7 percent and 4.4 percent; and an expected term of 7.0 years, 7.7 years and 4.3 years. In 2007, the Company issued stock options with market conditions based on reaching certain target stock prices in the years 2008, 2009 and 2010. The Company records this expense over the requisite service period. The fair value of the Company's market based stock options is the estimated present value at the grant date using the Monte Carlo lattice model approach with the following weighted average assumptions for fiscal year 2007: expected dividend yield of 1.3 percent; expected volatility of 39.9 percent; risk-free interest rate of 4.5 percent; and an expected term of 3.5 years. The expected dividend yield is based on the Company's annual dividend payout at grant date. Expected volatility is based on the historical volatility of the Company's stock for a period approximating the expected life. The risk-free interest rate is based on the U.S. treasury yield in effect at the time of grant and has a term equal to the expected life. The expected term of the options represents the period of time the options are expected to be outstanding.

Likewise, the fair value of shares acquired through the Employee Stock Purchase Plan is estimated quarterly using the Black-Scholes option pricing model with the following weighted average assumptions for fiscal years 2007, 2006 and 2005, respectively: expected dividend yield of 1.5 percent, 1.4 percent and 0.4 percent; expected volatility of 42.5 percent, 44.6 percent and 54.9 percent; risk-free interest rate of 5.0 percent, 4.3 percent and 2.6 percent; and an expected term of .3 years, .5 years and .5 years.

Restricted Stock

The expense related to restricted stock granted in fiscal years 2007, 2006 and 2005 is reflected in earnings and amounted to $447, $484 and $742, respectively. Once granted, the restricted stock is included in total shares outstanding but is not included in the weighted average number of common shares outstanding in each period used to calculate basic earnings per common share until the shares vest. The table below is a summary of the Company's restricted stock activity for fiscal years 2007, 2006 and 2005.

(In shares)	2007[(1)]	2006[(2)]	2005[(3)]
Nonvested restricted stock at beginning of year	97,398	190,866	160,334
Granted	565,000	31,998	166,500
Vested	(29,801)	(125,466)	(125,335)
Forfeited	(25,650)	—	(10,633)
Nonvested restricted stock at end of year	606,947	97,398	190,866

(1) On January 8, 2007, the Company granted 52,500 shares of restricted stock to a group of executive officers of which vests in equal 25 percent portions on January 8, 2008, 2009, 2010 and 2011. On March 31, 2007, the Company granted 340,000 shares of restricted stock to an executive officer consisting of 100,000 shares conditional on service, 120,000 shares conditional on certain performance criteria and 120,000 shares conditional on certain market criteria. On May 16, 2007, the Company granted 170,000 shares of restricted stock to an executive officer consisting of 50,000 shares conditional on service, 60,000 shares conditional on

(Dollars in thousands, except per share amounts)

(18) Benefit Plans—(Continued)

certain performance criteria and 60,000 shares conditional on certain market criteria. The restricted shares based on service conditions vest in equal one-third portions on the anniversary date of the respective grant dates. The performance conditions are based on meeting certain return on equity targets in each of the years 2008, 2009 and 2010. The Company assesses the probability of achieving these targets each reporting period in determining the requisite service period in which to record compensation expense. The market conditions are based on reaching certain target stock prices in the years 2008, 2009 and 2010. The Company records the expense over the requisite service period. On September 17, 2007, the Company granted 2,500 shares of restricted stock to an executive officer of which 34 percent vest on September 17, 2008, 33 percent vest on September 17, 2009 and 33 percent vest on September 17, 2010.

(2) On May 11, 2006, the Company granted 31,998 shares of restricted stock to certain executive officers, which vest in equal 25 percent portions on May 11, 2007, 2008, 2009 and 2010.

(3) On November 18, 2004, the Company granted 72,000 shares of restricted stock to an executive officer which became fully vested on June 30, 2006. On December 20, 2004, the Company granted 58,000 shares of restricted stock to executive officers, which vests 25 percent on December 20, 2005, 25 percent on December 20, 2006 and 50 percent on December 20, 2007. On December 20, 2004, the Company also granted 36,500 shares of restricted stock to executive officers, which vest in equal 25 percent portions on December 20, 2005, 2006, 2007 and 2008.

Other

On February 28, 2007, the Company issued a total of 84,000 shares of Class A common stock to the independent directors of the Company. The expense related to this stock amounted to $664 and was recorded during the second quarter of 2007. Each independent director must hold at least 75 percent of the shares received by him until he no longer serves as a member of the Board of Directors.

On May 12, 2006, the Company granted 27,759 shares of Class A common stock to executive officers as part of their fiscal year 2005 bonus. The expense related to these shares was reflected in earnings in fiscal year 2005 and amounted to $247.

(19) Commitments, Contingencies and Related Party Transactions

Litigation

Henrietta Torres and Teresa Fiore, on behalf of themselves and all others similarly situated and the General Public v. Stewart Enterprises, Inc., et al.; No. BC328961, on the docket of the Superior Court for the State of California for the County of Los Angeles, Central District. This purported class action was filed on February 17, 2005 on behalf of a nationwide class defined to include all persons who purchased funeral goods and/or services in the United States from defendants at any time on or after February 17, 2001. The suit named the Company and several of its Southern California affiliates as defendants and also sought to assert claims against a class of all entities located anywhere in the United States whose ultimate parent corporation has been the Company at any time on or after February 17, 2001.

In May 2005, the court ruled that this case was related to similar actions against Service Corporation International ("SCI") and Alderwoods Group, Inc., and designated the SCI case as the lead case. The case against the Company effectively has been held in abeyance while the court tests plaintiff's legal theories in the lead case. Rulings on legal issues in the lead case will apply equally in the case against the Company, and the court has allowed the Company to participate in hearings and briefings in the lead case.

(Dollars in thousands, except per share amounts)

(19) Commitments, Contingencies and Related Party Transactions—(Continued)

As a result of demurrers, the plaintiff in the lead case amended her case twice. On January 31, 2006, however, the court overruled SCI's demurrer to the third amended complaint and established a schedule leading to a hearing on a motion for summary judgment to test the viability of the named plaintiff's claim against SCI. The third amended complaint in the lead case alleges that the SCI defendants violated the "Funeral Rule" promulgated by the Federal Trade Commission by failing to disclose that the prices charged to the plaintiffs for certain goods and services the SCI defendants obtained from third parties specifically on the plaintiff's behalf exceeded what the defendants paid for them. The plaintiff alleges that by failing to comply with the Funeral Rule, defendants (i) breached contracts with the plaintiffs, (ii) were unjustly enriched, and (iii) engaged in unfair, unlawful and fraudulent business practices in violation of a provision of California's Business and Professions Code. The plaintiff seeks restitution damages, disgorgement, interest, costs and attorneys' fees.

In September and October 2006, the court granted the motion for summary judgment filed by the SCI affiliate with whom the plaintiff had contracted and entered a judgment of dismissal in favor of that SCI affiliate. On December 8, 2006, the plaintiff noticed an appeal of this judgment.

Because the matter is being appealed, the likelihood of liability and the extent of any damages cannot be reasonably assessed at this time. The Company intends to aggressively defend itself in this matter. The Company has not recorded a liability related to this litigation given that it does not believe that a loss is probable and estimatable.

Funeral Consumers Alliance, Inc., et al. v. Service Corporation International, Alderwoods Group, Inc., Stewart Enterprises, Inc., Hillenbrand Industries, Inc., and Batesville Casket Co., number H-05-3394 on the docket of the United States District Court for the Southern District of Texas. This purported class action was originally filed on May 2, 2005, in the United States District Court for the Northern District of California, on behalf of a nationwide class defined to include all consumers who purchased a Batesville casket from the funeral home defendants at any time. The court consolidated it with five subsequently filed, substantially similar cases (the "Consolidated Consumer Cases").

The Consolidated Consumer Cases allege that the defendants acted jointly to reduce competition from independent casket discounters and fix and maintain prices on caskets in violation of the federal antitrust laws and California's Business and Professions Code. The plaintiffs seek treble damages, restitution, injunctive relief, interest, costs and attorneys' fees.

At the defendants' request, in late September 2005, the court transferred the Consolidated Consumer Cases to the United States District Court for the Southern District of Texas. The transferred Consolidated Consumer Cases have been consolidated before a single judge in the Southern District of Texas.

On November 10, 2006, after the court denied Defendants' motions to dismiss, the Company answered the first amended consolidated class action complaint, denying liability and asserting various affirmative defenses. The court conducted a hearing on plaintiffs' motion for class certification on December 4-7, 2006 and has taken the motion under advisement. Fact discovery has been completed, and expert discovery is ongoing.

In April 2007, the plaintiffs filed an expert report indicating that the damages sought from all defendants would be in the range of approximately $950 million to approximately $1.5 billion, before trebling. A successful plaintiff in an anti-trust case may elect to enforce any judgment against any or all of the co-defendants, who have no right of contribution against one another. Accordingly, any adverse judgment could have a material adverse effect on the Company's financial condition and results of operations. The Company believes it has meritorious defenses to the substantive allegations asserted, to class certification, and to the plaintiffs' damage theories and calculations, and the Company intends to aggressively defend itself in these proceedings. The Company has not recorded a liability related to this litigation given that it does not believe that a loss is probable and estimatable.

(Dollars in thousands, except per share amounts)

(19) Commitments, Contingencies and Related Party Transactions—(Continued)

Pioneer Valley Casket Co., Inc., et al. v. Service Corporation International, Alderwoods Group, Inc., Stewart Enterprises, Inc., Hillenbrand Industries, Inc., and Batesville Casket Co., number H-05-3399 ("Pioneer Valley Case"). This purported class action was filed on July 8, 2005, in the Northern District of California on behalf of a nationwide class of independent casket retailers. The casket retailers make allegations similar to those made in the Consolidated Consumer Cases reported above and seek treble damages, injunctive relief, interest, costs and attorneys' fees.

Like the Consolidated Consumer Cases, in late September 2005, this matter was transferred to the United States District Court for the Southern District of Texas. The Pioneer Valley Case has been consolidated with the Consolidated Consumer Cases for purposes of discovery only.

On November 14, 2006, after the court denied Defendants' motions to dismiss, the Company answered the first amended complaint, denying liability and asserting various defenses. The court conducted a hearing on plaintiffs' motion for class certification on December 8, 2006 and has taken the motion under advisement. Fact discovery has been completed, and expert discovery is ongoing. In April 2007, the plaintiffs filed an expert report indicating that the damages sought from all defendants would be approximately $99.0 million, before trebling. A successful plaintiff in an anti-trust case may elect to enforce any judgment against any or all of the co-defendants, who have no right of contribution against one another. Accordingly, any adverse judgment could have a material adverse effect on the Company's financial condition and results of operations. The Company believes it has meritorious defenses to the substantive allegations asserted, to class certification, and to the plaintiffs' damage theories and calculations, and the Company intends to aggressively defend itself in these proceedings. The Company has not recorded a liability related to this litigation given that it does not believe that a loss is probable and estimatable.

In Re: State Attorney General Civil Investigative Demands - On August 4, 2005, the Attorney General for the State of Maryland issued a civil investigative demand to the Company seeking documents and information relating to funeral and cemetery goods and services. Subsequently, the Attorneys General for the States of Florida and Connecticut issued a similar civil investigative demand to the Company. The Company has entered into arrangements allowing the Maryland and Florida Attorneys General to share in information provided by the Company with the attorneys general of certain other states. The Company is cooperating with the attorneys general and has provided information relevant to their investigations. Because these matters are in their preliminary stages, the likelihood of liability and the extent of any damages cannot be reasonably assessed at this time. The Company intends to aggressively defend itself in these matters.

Other Litigation

The Company is a defendant in a variety of other litigation matters that have arisen in the ordinary course of business, which are covered by insurance or otherwise not considered to be material. The Company carries insurance with coverages and coverage limits that it believes to be adequate.

See Note 17 for a discussion of tax related contingencies.

Securities and Exchange Commission Investigation

In November 2006, the Company received a subpoena from the Securities and Exchange Commission ("SEC"), issued pursuant to a formal order of investigation, seeking documents and information related to the Company's previously disclosed and completed deferred revenue project. In response to both the initial and subsequent related subpoenas, the Company has provided to the SEC documents and other information related to the deferred revenue project. The SEC has informed the Company that this is a fact-finding inquiry to determine whether there have been any violations of the federal securities laws. The SEC has also informed the Company that the investigation and subpoenas do not mean that the SEC has concluded that the Company, or anyone else, has

(Dollars in thousands, except per share amounts)

(19) Commitments, Contingencies and Related Party Transactions—(Continued)

violated any law or that the SEC has a negative opinion of any person, entity or security. The Company is cooperating fully with the investigation and continues to provide documents and other information as requested by the SEC.

Leases

The Company has noncancellable operating leases, primarily for land and buildings that expire over the next 1 to 15 years, except for six leases that expire between 2032 and 2039. Rent payments under these leases were $4,478, $4,588 and $4,997 for the years ended October 31, 2007, 2006 and 2005, respectively. The Company's future minimum lease payments as of October 31, 2007 are $4,284, $3,876, $3,103, $2,079, $1,575 and $16,863 for the years ending October 31, 2008, 2009, 2010, 2011, 2012 and later years, respectively.

Other Commitments and Contingencies

The Company has entered into non-compete agreements with prior owners of acquired subsidiaries that expire through 2012. During fiscal year 2001, the Company decided to relieve some of the prior owners and key employees of their obligations not to compete; however, the payments will continue to be made in accordance with the contract terms. Non-compete agreements are included in the "other assets" line in the consolidated balance sheet and amounted to $7,086 and $7,683 as of October 31, 2007 and 2006, respectively. The Company's future non-compete payments as of October 31, 2007 are $1,209, $328, $242, $242 and $68 for the years ending October 31, 2008, 2009, 2010, 2011 and 2012, respectively.

The Company is required to maintain a bond ($30,838 as of October 31, 2007) to guarantee its obligations relating to funds the Company withdrew in fiscal year 2001 from its preneed funeral trusts in Florida. This amount would become senior debt if the Company was to borrow funds under the revolving credit facility to extinguish the bond obligation by returning to the trusts the amounts it previously withdrew that relate to the remaining preneed contracts.

Related Party Transactions

In November 2006, the Company announced the retirement of Everett N. Kendrick, Executive Vice President, Chief Operating Officer and President – Sales and Marketing Division, effective December 31, 2006. As part of Mr. Kendrick's separation agreement, the Company must pay Mr. Kendrick $350 in equal bi-weekly installments over a two-year period commencing six months after his retirement date. The Company recorded the $350 charge in the first quarter of fiscal year 2007 but will make the payments in accordance with the agreement.

In June 2006, the Company announced the retirement of Kenneth C. Budde, President and Chief Executive Officer, effective June 30, 2006. As part of Mr. Budde's separation agreement, the Company is paying Mr. Budde an amount equal to one year of salary, or $550, in equal installments over a two-year period beginning in January 2007. The Company recorded the $550 charge in the third quarter of fiscal year 2006 but will make payments in accordance with the agreement.

In July 2005, the Company announced the retirement of Michael K. Crane, Sr., Senior Vice President and President of the Central Division, effective October 31, 2005. As part of his separation agreement, he is entitled to receive $300 in equal installments over a two year period beginning in May 2006. The Company recorded the $300 charge in the fourth quarter of fiscal year 2005 but will make the payments in accordance with the terms of the agreement.

In January 1998, the Company discontinued an insurance policy on the life of Mr. Frank B. Stewart, Jr., Chairman of the Company. In order to purchase a replacement policy, The Stewart Family Special Trust borrowed $685 from the Company pursuant to a promissory note due 180 days after the death of Mr. Stewart. Interest on the

(Dollars in thousands, except per share amounts)

(19) Commitments, Contingencies and Related Party Transactions—(Continued)

note accrues annually at a rate equal to the Company's cost of borrowing under its revolving credit facility and is payable when the principal becomes due. The amount of the loan was equal to the cash value received by the Company upon the discontinuance of the prior insurance policy. The loan proceeds were used by the trust to purchase a single premium policy on the life of Mr. Stewart. Certain of the beneficiaries of The Stewart Family Special Trust are members of Mr. Stewart's family. The loan was approved by all of the disinterested members of the Board of Directors. The outstanding balance of the loan at October 31, 2007, including accrued interest, was approximately $1,197.

The father of G. Kenneth Stephens, Jr., Executive Vice President and President of the Company's Western Division, has an 81 percent ownership interest in Cemetery Funeral Supply, Inc., a vendor of the Company. For the years ended October 31, 2007, 2006 and 2005, the Company paid Cemetery Funeral Supply, Inc. $186, $329, and $226, respectively.

(20) Segment Data

Effective for the fourth quarter of fiscal year 2005, the Company reorganized its operating divisions from four to two and revised its operating and reportable segments. The Company's presentation reflects five operating and reportable segments consisting of a corporate trust management segment and a funeral and cemetery segment for each of two geographic areas: Western and Eastern.

As of October 31, 2007, the Company operated two geographic divisions each with a division president: Western division and Eastern division. The Western division consists of 115 funeral homes and 47 cemeteries in Alabama, Arkansas, California, Illinois, Kansas, Louisiana, Mississippi, Missouri, Nebraska, Oregon, Texas, Washington and Wisconsin. The Eastern division consists of 106 funeral homes and 92 cemeteries in Alabama, Florida, Georgia, Kentucky, Maryland, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Virginia, West Virginia and Puerto Rico.

The corporate trust management segment includes (1) the funeral and cemetery service and merchandise trust earnings recognized for GAAP purposes, which are further described below, and (2) fee income related to the Company's wholly-owned subsidiary, Investors Trust, Inc. ("ITI."). Trust assets and the earnings on those assets are associated exclusively with preneed sales. Because preneed services and merchandise will not be provided until an unknown future date, most states require that all or a portion of the customer payments under preneed contracts be placed in trust or escrow accounts for the benefit of the customers.

ITI serves as investment advisor exclusively to the Company's trust funds. ITI provides investment advisory services to the trusts for a fee. The Company has elected to perform these services in-house, and the fees are recognized as income as earned.

The corporate trust management segment revenues reflect (1) investment management fees earned and (2) the realized earnings related to preneed contracts delivered. Earnings recognition in this segment is unrelated to investment results in the current period. Current investment results of the funeral and cemetery merchandise and service trusts are deferred until the underlying products and services are delivered and are not reflected in the statement of earnings but are disclosed in Notes 4, 5, and 7 along with the cost and market value of the trust assets. The Company's fee income related to management of its trust assets, the investment income recognized on preneed contracts delivered and the trust assets are referred to as "corporate trust management" for the benefit of the divisions.

Perpetual care trust earnings are reported in the geographic segments, as these revenues are recognized currently and are used to maintain the cemeteries. Perpetual care trust earnings and the cost and market values of the perpetual care trust assets are presented in Note 6.

(Dollars in thousands, except per share amounts)

(20) Segment Data—(Continued)

The accounting policies of the Company's segments are the same as those described in Note 2. The Company evaluates the performance of its segments and allocates resources to them using a variety of profitability metrics. The most comprehensive of these measures is gross profit.

The Company also measures its preneed sales growth year-over-year. Preneed sales and the accounting for these sales are discussed in Notes 2(i), 2(j) and 2(k). Although the Company does not consider its preneed selling activities to be a separate segment, the Company is providing additional disclosure of preneed funeral and cemetery merchandise and service sales in its segment footnote as preneed sales are reviewed monthly by the Company's Chief Operating Decision Maker ("CODM") to assess performance and allocate resources. Preneed sales are strategically significant to the Company as those sales are one of the primary drivers of market share protection and growth. As such, the CODM reviews the preneed sales data in addition to revenue and gross profit. Information on segment assets is not disclosed as it is not reviewed by the CODM.

The Company's operations are product-based and geographically-based. As such, the Company's primary reportable segments presented in the following table are based on products and services and their geographical orientation.

The Company's funeral homes offer a complete range of funeral services and products both at the time of need and on a preneed basis. The Company's services and products include family consultation, removal and preparation of remains, the use of funeral home facilities for visitation, worship and funeral services, transportation services, flowers and caskets. In addition to traditional funeral services, all of the Company's funeral homes offer cremation products and services. The Company's cemetery operations involve the sale of cemetery property and related merchandise, including lots, lawn crypts, family and community mausoleums, monuments, memorials and burial vaults, along with the sale of burial site openings and closings and inscriptions. Cemetery property and merchandise sales are made both at the time of need and on a preneed basis.

The Company incurs certain costs at the divisional or regional level that benefit all of the funeral homes and cemeteries in the division or region, such as division management compensation, divisional and regional headquarters overhead, insurance costs and legal and professional fees. These costs are allocated to the facilities in the regions or divisions using various methods including their proportionate share of sales (which can include preneed sales) or payroll. These costs are included in funeral and cemetery costs.

The Company incurs certain other costs at its Shared Services Center that benefit all of the funeral homes and cemeteries, such as the costs to process contracts, make collections, pay vendors, deliver information system services and deliver human resource services. These costs are allocated to the divisions and further allocated to the facilities in the division using various methods including their proportionate share of sales (which can include preneed sales) and the number of employees. These costs are included in funeral and cemetery costs.

For a discussion of discontinued operations, see Note 12. The table below presents information about reported segments for the fiscal years ended October 31, 2007, 2006 and 2005 for the Company's continuing operations only based on the Company's reportable segments.

	Funeral Revenue			Cemetery Revenue [1]			Total Revenue		
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Eastern Division	$ 117,164	$ 116,283	$ 113,012	$ 143,233	$ 136,807	$ 127,436	$ 260,397	$ 253,090	$ 240,448
Western Division	143,771	146,094	138,817	90,354	87,829	79,566	234,125	233,923	218,383
Corporate Trust Management [2]	18,395	17,860	18,884	9,900	9,357	11,194	28,295	27,217	30,078
Total	$ 279,330	$ 280,237	$ 270,713	$ 243,487	$ 233,993	$ 218,196	$ 522,817	$ 514,230	$ 488,909

(Dollars in thousands, except per share amounts)

(20) Segment Data—(Continued)

	Funeral Gross Profit			Cemetery Gross Profit [1]			Total Gross Profit		
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Eastern Division	$ 17,846	$ 18,387	$ 18,493	$ 20,993	$ 24,030	$ 15,687	$ 38,839	$ 42,417	$ 34,180
Western Division	27,442	29,495	24,329	19,204	16,522	13,862	46,646	46,017	38,191
Corporate Trust Management [2]	17,667	17,313	18,368	9,278	8,866	10,740	26,945	26,179	29,108
Total	$ 62,955	$ 65,195	$ 61,190	$ 49,475	$ 49,418	$ 40,289	$ 112,430	$ 114,613	$ 101,479

	Net Preneed Funeral Merchandise and Service Sales [3]			Net Preneed Cemetery Merchandise and Service Sales [3]			Net Total Preneed Merchandise and Service Sales [3]		
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Eastern Division	$ 44,837	$ 47,288	$ 42,904	$ 38,939	$ 42,123	$ 42,360	$ 83,776	$ 89,411	$ 85,264
Western Division	57,792	56,470	48,523	16,797	17,720	16,521	74,589	74,190	65,044
Total	$ 102,629	$ 103,758	$ 91,427	$ 55,736	$ 59,843	$ 58,881	$ 158,365	$ 163,601	$ 150,308

	Depreciation and Amortization Funeral			Depreciation and Amortization Cemetery			Depreciation and Amortization Total		
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Eastern Division	$ 6,720	$ 7,615	$ 7,590	$ 4,418	$ 3,340	$ 3,871	$ 11,138	$ 10,955	$ 11,461
Western Division	6,782	6,702	7,011	2,572	2,504	2,590	9,354	9,206	9,601
Reconciling Items [4]							7,146	5,505	4,647
Total							$ 27,638	$ 25,666	$ 25,709

	Additions to Long-Lived Assets Funeral [5]			Additions to Long-Lived Assets Cemetery [5]			Additions to Long-Lived Assets Total [5]		
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Eastern Division	$ 5,304	$ 3,740	$ 5,896	$ 11,882	$ 8,602	$ 8,968	$ 17,186	$ 12,342	$ 14,864
Western Division	14,070	11,285	6,354	10,538	10,526	5,831	24,608	21,811	12,185
Reconciling Items [4]							7,703	5,329	6,428
Total							$ 49,497	$ 39,482	$ 33,477

	Funeral Goodwill		Cemetery Goodwill		Total Goodwill	
	2007	2006	2007	2006	2007	2006
Eastern Division	$ 91,091	$ 89,147	$ 25,952	$ 25,952	$ 117,043	$ 115,099
Western Division	107,522	107,522	48,721	48,721	156,243	156,243
Total	$ 198,613	$ 196,669	$ 74,673	$ 74,673	$ 273,286	$ 271,342

	Assets held for Sale-Funeral		Assets held for Sale-Cemetery		Assets held for Sale-Total	
	2007	2006	2007	2006	2007	2006
Eastern Division	$ —	$ 2,118	$ —	$ 995	$ —	$ 3,113
Western Division	—	7,545	—	2,956	—	10,501
Total	$ —	$ 9,663	$ —	$ 3,951	$ —	$ 13,614

(1) Perpetual care trust earnings of $10,164, $10,079 and $8,106 for fiscal years 2007, 2006 and 2005, respectively, are included in the revenue and gross profit data of the related geographic segment.

(2) Corporate trust management consists of the trust management fees and funeral and cemetery merchandise and service trust earnings recognized with respect to preneed contracts delivered during the period. Trust

(Dollars in thousands, except per share amounts)

(20) Segment Data—(Continued)

management fees are established by the Company at rates consistent with industry norms and are paid by the trusts to the Company's subsidiary, Investor's Trust, Inc. The trust earnings represent earnings realized over the life of the preneed contracts delivered during the relevant periods. Trust management fees included in funeral revenue for 2007, 2006 and 2005 were $5,881, $5,528 and $5,383, respectively, and funeral trust earnings recognized with respect to preneed contracts delivered included in funeral revenue for 2007, 2006 and 2005 were $12,514, $12,332 and $13,501, respectively. Trust management fees included in cemetery revenue for 2007, 2006 and 2005 were $5,343, $4,894 and $4,945, respectively, and cemetery trust earnings recognized with respect to preneed contracts delivered included in cemetery revenue for 2007, 2006 and 2005 were $4,557, $4,463 and $6,249, respectively.

(3) Preneed sales amounts represent total preneed funeral trust and insurance sales and cemetery service and merchandise trust sales generated in the applicable period, net of cancellations.

(4) Reconciling items consist of unallocated corporate assets, depreciation and amortization on unallocated corporate assets and additions to corporate long-lived assets.

(5) Long-lived assets include cemetery property and net property and equipment.

A reconciliation of total segment gross profit to total earnings from continuing operations before income taxes and cumulative effect of change in accounting principle for the fiscal years ended October 31, 2007, 2006 and 2005, is as follows:

	Year Ended October 31,		
	2007	2006	2005
Gross profit for reportable segments	$ 112,430	$ 114,613	$ 101,479
Corporate general and administrative expenses	(31,143)	(31,739)	(19,440)
Hurricane related recoveries (charges), net	(2,533)	1,628	(9,366)
Separation charges	(580)	(991)	(1,507)
Gains on dispositions and impairment (losses), net	(44)	(153)	1,311
Other operating income, net	1,651	1,333	1,373
Interest expense	(25,065)	(29,633)	(30,460)
Loss on early extinguishment of debt	(677)	—	(32,822)
Investment and other income, net	3,374	3,676	713
Earnings from continuing operations before income taxes and cumulative effect of change in accounting principle	$ 57,413	$ 58,734	$ 11,281

(21) Supplementary Information

The detail of certain income statement accounts is as follows for the fiscal years ended October 31, 2007, 2006 and 2005.

(Dollars in thousands, except per share amounts)

(21) Supplementary Information—(Continued)

	Year Ended October 31,		
	2007	2006	2005
Service revenue			
Funeral	$ 169,680	$ 165,418	$ 153,920
Cemetery	60,002	62,436	58,130
	229,682	227,854	212,050
Merchandise revenue			
Funeral	101,232	106,718	108,830
Cemetery	166,772	155,406	144,567
	268,004	262,124	253,397
Other revenue			
Funeral	8,418	8,101	7,963
Cemetery	16,713	16,151	15,499
	25,131	24,252	23,462
Total revenue	$ 522,817	$ 514,230	$ 488,909
Service costs			
Funeral	$ 59,540	$ 56,434	$ 50,989
Cemetery	40,649	42,170	40,641
	100,189	98,604	91,630
Merchandise costs			
Funeral	63,187	64,728	66,356
Cemetery	97,904	90,527	86,523
	161,091	155,255	152,879
General and administrative expenses			
Funeral	93,648	93,880	92,178
Cemetery	55,459	51,878	50,743
	149,107	145,758	142,921
Total costs	$ 410,387	$ 399,617	$ 387,430

Service revenue includes funeral service revenue, funeral trust earnings, insurance commission revenue, burial site openings and closings and perpetual care trust earnings. Merchandise revenue includes funeral merchandise, flower sales, cemetery property sales revenue, cemetery merchandise delivery revenue and merchandise trust earnings. Other revenue consists of finance charge revenue and trust management fees. Service costs include the direct costs associated with service revenue and preneed selling costs associated with preneed service sales. Merchandise costs include the direct costs associated with merchandise revenue and preneed selling costs associated with preneed merchandise sales.

(22) Hurricane Related Charges

The Company has insurance coverage related to property damage, incremental costs and property operating expenses it incurred due to damage caused by Hurricane Katrina. The insurance policies also provide coverage for interruption to the business, including lost profits, and reimbursement for other expenses and costs incurred relating to the damages and losses suffered. As of October 31, 2007, the Company had incurred approximately $33,758 (of which $20,897 was incurred in fiscal year 2005 and $10,328 was incurred in fiscal year 2006) in total expenses related to Hurricane Katrina including the write-off of damaged buildings, equipment and inventory, demolition costs, debris removal, record restoration, general cleanup, temporary living facilities for employees, relocation expenses and other costs. The Company is expensing non-capitalizable costs related to Hurricane Katrina as incurred. For the year ended October 31, 2007, the Company recorded hurricane related charges of $2,533 compared to a $1,628 recovery for the year ended October 31, 2006. As of October 31, 2007, the Company has

(Dollars in thousands, except per share amounts)

(22) Hurricane Related Charges—(Continued)

recorded insurance proceeds from Hurricane Katrina of $23,562 and business interruption proceeds of $3,169 for a total of $26,731. Of this amount, $11,531 was recorded in fiscal year 2005 and $15,200 was recorded in fiscal year 2006. No additional insurance proceeds were recorded in fiscal year 2007.

Some of the insurance proceeds were recorded as receivables and were collected in a subsequent period. As of October 31, 2006, the Company had received $16,731 in insurance proceeds and received an additional $10,000 in insurance proceeds, including $3,169 in business interruption insurance proceeds, in fiscal year 2007.

For the year ended October 31, 2006, the Company recorded $3,169 in business interruption insurance proceeds based on information received from the Company's insurance carrier. The Company has reflected $2,829 and $340 of the business interruption insurance in the funeral and cemetery revenue line items, respectively, in the consolidated statements of earnings for the year ended October 31, 2006 and in current receivables in the consolidated balance sheet as of October 31, 2006.

The Company has been unable to finalize its negotiations with its insurance carriers related to property damage and extra expenses, and business interruption damages, related to Hurricane Katrina, and filed suit against the carriers in August 2007. In addition to the insurance proceeds received and recorded by the Company as described above, the carriers have advanced an additional $1,100, which the Company has not recorded as income but as a liability pending the outcome of the litigation. The suit involves numerous significant policy interpretation disputes, among other issues, and no assurance can be given as to how much additional proceeds the Company may recover from its insurers, if any, or the timing of the receipt of any additional proceeds.

(23) Subsequent Events

On December 20, 2007, the Company announced a $25,000 increase in its current stock repurchase program.

(24) Quarterly Financial Data (Unaudited)

The quarterly financial data in the table below has been reclassified to reflect the results of certain businesses previously reported as continuing operations to discontinued operations.

	First	Second	Third	Fourth
Year Ended October 31, 2007[(1)]				
Revenues	$ 131,847	$ 137,032	$ 127,578	$ 126,360
Gross profit	30,998	32,782	26,505	22,145
Net earnings	11,926	13,629	8,123	6,135
Net earnings per common share:				
Basic	.11	.13	.08	.06
Diluted	.11	.13	.08	.06

	First	Second	Third	Fourth
Year Ended October 31, 2006[(2)]				
Revenues	$ 125,220	$ 130,084	$ 128,613	$ 130,313
Gross profit	29,058	31,965	25,514	28,076
Net earnings	8,389	11,447	7,334	10,423
Net earnings per common share:				
Basic	.08	.11	.07	.10
Diluted	.08	.11	.07	.10

(1) First quarter of fiscal year 2007 includes a charge of $1,850 in net hurricane related costs, $485 in separation

(Dollars in thousands, except per share amounts)

(24) Quarterly Financial Data (Unaudited)—(Continued)

pay for a former executive officer and $98 in net gains on dispositions and impairment (losses) in continuing operations. Second quarter of fiscal year 2007 includes a charge of $283 related to net hurricane related costs and $47 in separation charges. Third quarter of fiscal year 2007 includes a charge of $210 related to net hurricane related costs, ($46) in net gains on dispositions and impairment (losses) in continuing operations, $48 in separation charges and $677 for the loss on early extinguishment of debt. Fourth quarter of fiscal year 2007 includes a charge of $190 related to net hurricane related costs and ($88) in net gains on dispositions and impairment (losses) in continuing operations.

(2) First quarter of fiscal year 2006 includes a charge of $2,638 in net hurricane related costs and $154 in separation pay for a former executive officer. Second quarter of fiscal year 2006 includes a recovery of $558 related to net hurricane related costs, $159 in net gains on dispositions and impairment (losses) in continuing operations and $122 in separation pay for a former executive officer. Third quarter of fiscal year 2006 includes a recovery of $1,072 related to net hurricane related costs and $680 in separation pay for a former executive officer. Fourth quarter of fiscal year 2006 includes a recovery of $2,636 related to net hurricane related costs and ($306) in net gains on dispositions and impairment (losses) in continuing operations. Third and fourth quarters of fiscal year 2006 also contain out of period adjustments as described in Note 2(v).

Changes in the number of deaths can vary among local markets and from quarter to quarter, and variations in the number of deaths in the Company's markets or from quarter to quarter are not predictable. However, generally the number of deaths fluctuates with the seasons with more deaths occurring during the winter months primarily resulting from pneumonia and influenza. These variations can cause revenues to fluctuate.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's ("SEC") rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's Disclosure Committee and management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b). Based upon this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is a process designed under the supervision of the Company's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of October 31, 2007. In making this assessment, management used the criteria described in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of October 31, 2007.

The effectiveness of the Company's internal control over financial reporting as of October 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

In the third quarter of fiscal year 2007, the Company completed the implementation of its Oracle financial software system. In connection with this implementation, the Company has improved its internal controls over financial reporting by increasing its reliance on automated controls.

With the exception of the Oracle implementation described above, there have been no changes in the Company's internal control over financial reporting during the most recently completed fiscal year that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

On December 19, 2007, the Compensation Committee of the Company's Board of Directors awarded performance based stock options and performance based restricted stock to G. Kenneth Stephens, Jr., Executive Vice President and President – Western Division and Brent F. Heffron, Executive Vice President and President – Eastern Division. These awards to Messrs. Stephens and Heffron, named executive officers in the Company's 2007 Proxy Statement, are required to be disclosed under Item 5.02(e) of Form 8-K.

Messrs. Stephens and Heffron each received options to purchase 45,000 shares of Class A common stock with an exercise price of $8.47, the closing price of the Company's Class A common stock on December 19, 2007. The options to purchase will vest in three parts, with one-third vesting on each of October 31, 2008, October 31, 2009 and October 31, 2010 contingent upon the achievement of specified trading prices of the Company's Class A common stock. To the extent not already vested, all of the options vest on October 31, 2010 upon the achievement of a specified trading price. The options have a seven year term.

Messrs. Stephens and Heffron each also received 15,000 shares of restricted stock vesting in three parts with one-third of the restricted stock vesting on each of October 31, 2008, October 31, 2009 and October 31, 2010 contingent upon the achievement of specified return on equity criteria. To the extent not already vested, all of the restricted shares will vest on October 31, 2010 upon the achievement of specified return on equity criteria.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information regarding executive officers required by Item 10 may be found under Item 4(a) of this report.

We have adopted the Stewart Enterprises, Inc. Code of Business Conduct and Ethics (the "code"), a code of ethics that applies to all employees, including our Chief Executive Officer, Chief Financial Officer and Corporate Controller. The code is available at the Company website where all of its public filings are available free of charge on the same day they are filed with the SEC. The Company's website address is www.stewartenterprises.com. Any substantive amendments to the code, or any waivers granted for any directors or our Chief Executive Officer, Chief Financial Officer or Corporate Controller will be disclosed in a report on Form 8-K.

The remaining information required by Item 10 is incorporated by reference to the Registrant's definitive proxy statement relating to its 2008 annual meeting of shareholders, which proxy statement will be filed pursuant to Regulation 14A within 120 days after the end of the last fiscal year.

Item 11. Executive Compensation

The information required by Item 11 is incorporated by reference to the Registrant's definitive proxy statement relating to its 2008 annual meeting of shareholders, which proxy statement will be filed pursuant to Regulation 14A within 120 days after the end of the last fiscal year.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Equity Compensation Plan Information

The following table provides information about our common stock that may be issued under equity compensation plans as of October 31, 2007:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column) (1)
Equity compensation plans approved by security holders	2,507,676	$ 6.85	5,302,377
Equity compensation plans not approved by security holders.....	—	—	—
Total..	2,507,676	$ 6.85	5,302,377

(1) Includes 4,636,833 shares of our common stock under the 2007 Stock Incentive Plan, which are issuable as stock appreciation rights, restricted stock, performance shares or stock awards. This also includes 665,544 shares remaining to be granted under the 2003 Employee Stock Purchase Plan.

The remaining information required by Item 12 is incorporated by reference to the Registrant's definitive proxy statement relating to its 2008 annual meeting of shareholders, which proxy statement will be filed pursuant to Regulation 14A within 120 days after the end of the last fiscal year.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required by Item 13 is incorporated by reference to the Registrant's definitive proxy statement relating to its 2008 annual meeting of shareholders, which proxy statement will be filed pursuant to Regulation 14A within 120 days after the end of the last fiscal year.

Item 14. Principal Accounting Fees and Services

The information required by Item 14 is incorporated by reference to the Registrant's definitive proxy statement relating to its 2008 annual meeting of shareholders, which proxy statement will be filed pursuant to Regulation 14A within 120 days after the end of the last fiscal year.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Documents filed as part of this report:

(1) Financial Statements

The Company's consolidated financial statements listed below have been filed as part of this report:

(2) Financial Statement Schedule for the years ended October 31, 2007, 2006 and 2005

All other schedules are omitted because they are not applicable or not required, or the information appears in the financial statements or notes thereto.

STEWART ENTERPRISES, INC.
AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(Unaudited)
(Dollars in thousands)

COLUMN A	COLUMN B	COLUMN C	COLUMN D	COLUMN E	COLUMN F
Description	Balance at beginning of period	Charged to costs and expenses	Other changes	Write-offs	Balance at end of period
Current—Allowance for doubtful accounts:					
Year ended October 31,					
2007	$ 6,635	4,188	—	(2,681)	$ 8,142
2006	$ 6,785	2,579	(23)	(2,706)	$ 6,635
2005	$ 5,518	3,771	3	(2,507)	$ 6,785
Due after one year—Allowance for doubtful accounts:					
Year ended October 31,					
2007	$ 10,888	5,568	—	(5,632)	$ 10,824
2006	$ 11,350	4,216	—	(4,678)	$ 10,888
2005	$ 8,022	6,306	—	(2,978)	$ 11,350
Deferred tax asset valuation allowance					
Year ended October 31,					
2007	$ 10,457	(1,595)	—	(4,830) [(1)]	$ 4,032
2006	$ 10,220	237	—	—	$ 10,457
2005	$ 9,744	476	—	—	$ 10,220

(1) This is primarily related to the write-off of both the deferred tax asset and related valuation allowance for a worthless stock deduction for which recognition was determined to be remote in fiscal year 2007.

Item 15(a)(3) Exhibits

3.1 Amended and Restated Articles of Incorporation of the Company, as amended and restated as of April 20, 2006 (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 2006)

3.2 By-laws of the Company, as amended and restated as of April 20, 2006 (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 2006)

4.1 See Exhibits 3.1 and 3.2 for provisions of the Company's Amended and Restated Articles of Incorporation, as amended, and By-laws, as amended, defining the rights of holders of Class A and Class B common stock

4.2 Specimen of Class A common stock certificate (incorporated by reference to Exhibit 4.2 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (Registration No. 33-42336) filed with the Commission on October 7, 1991)

4.3 Rights Agreement, dated as of October 28, 1999, between Stewart Enterprises, Inc. and ChaseMellon Shareholder Services, L.L.C. as Rights Agent (incorporated by reference to Exhibit 1 to the Company's Form 8-A dated November 3, 1999)

4.4 Amendment No. 1 to the Rights Agreement dated June 26, 2007 between Stewart Enterprises, Inc. and Mellon Investor Services LLC (incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed June 27, 2007)

4.5 Amended and Restated Credit Agreement dated November 19, 2004 by and among the Company, Empresas Stewart-Cementerios and Empresas Stewart-Funerarias, as Borrowers, Bank of America, N.A., as Administrative Agent, Collateral Agent, Swing Line Lender and L/C Issuer and The Other Lenders party hereto (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated November 22, 2004)

4.6 Indenture dated as of February 11, 2005 by and among Stewart Enterprises, Inc., the Guarantors thereunder and U.S. Bank National Association, as Trustee, with respect to the 6.25 percent Senior Notes due 2013 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated February 11, 2005)

4.7 Form of 6.25 percent Senior Note due 2013 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated February 11, 2005)

4.8 Indenture dated June 27, 2007 by and among Stewart Enterprises, Inc., the guarantors named therein and U.S. Bank National Association, as Trustee, with respect to 3.125 percent Senior Convertible Notes due 2014 (including Form of 3.125 percent Senior Convertible Notes due 2014) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed June 27, 2007)

4.9 Indenture dated June 27, 2007 by and among Stewart Enterprises, Inc., the guarantors named therein and U.S. Bank National Association, as Trustee, with respect to 3.375 percent Senior Convertible Notes due 2016 (including Form of 3.375 percent Senior Convertible Notes due 2016) (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed June 27, 2007)

4.10 Registration Rights Agreement dated June 27, 2007 by and among Stewart Enterprises, Inc., the guarantors named therein and the Initial Purchases (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed June 27, 2007)

The Company hereby agrees to furnish to the Commission, upon request, a copy of the instruments which define the rights of holders of the Company's long-term debt. None of such instruments (other than those included as exhibits herein) represent long-term debt in excess of 10 percent of the Company's consolidated total assets.

Management Contracts and Compensatory Plans or Arrangements

10.1 Form of Indemnity Agreement between the Company and its Directors and Executive Officers (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the year ended October 31, 2004, filed January 11, 2005) (the "Original 2004 Form 10-K")

10.2 Retirement Agreement by and between the Company and Kenneth C. Budde dated June 6, 2006 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 6, 2006)

10.3 Employment Agreement dated February 20, 2007 between the Company and Thomas J. Crawford (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 21, 2007); Amendment No. 1 to Employment Agreement dated February 20, 2007, effective May 14, 2007, between the Company and Thomas J. Crawford (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 2007)

10.4 Employment Agreement dated May 14, 2007 between the Company and Thomas M. Kitchen (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed May 17, 2007)

10.5 Separation Agreement dated October 11, 2005, effective July 14, 2005, between the Company and Michael K. Crane (incorporated by reference to Exhibit 10.5 to the Company's Form 10-Q for the quarter ended July 31, 2005)

10.6 Retirement Agreement dated October 26, 2006, effective November 2, 2006, between the Company and Everett N. Kendrick (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated November 2, 2006)

10.7 Form of Stock Option Agreement between the Company and its Executive Officers (incorporated by reference to Exhibit 10.27 to the Original 2004 Form 10-K)

10.8 Form of Restricted Stock Agreement between the Company and its Executive Officers (incorporated by reference to Exhibit 10.28 to the Original 2004 Form 10-K)

10.9 Form of Restricted Stock Agreement under the Stewart Enterprises, Inc. 2007 Stock Incentive Plan between the Company and its Executive Officers

10.10 Form of Stock Option Agreement under the Stewart Enterprises, Inc. 2007 Stock Incentive Plan between the Company and its Executive Officers

10.11 Purchase Agreement dated June 21, 2007 by and among Stewart Enterprises, Inc., the guarantors listed on Schedule A thereto and the Initial Purchases (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 27, 2007)

10.12 Confirmation of OTC Convertible Note Hedge dated as of June 21, 2007 by and between Stewart Enterprises, Inc. and Merrill Lynch International (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed June 27, 2007)

10.13 Confirmation of OTC Convertible Note Hedge dated as of June 21, 2007 by and between Stewart Enterprises, Inc. and Merrill Lynch International (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed June 27, 2007)

10.14 Confirmation of OTC Warrant Transaction dated as of June 21, 2007 by and between Stewart Enterprises, Inc. and Merrill Lynch Financial Markets (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed June 27, 2007)

10.15 Confirmation of OTC Warrant Transaction dated as of June 21, 2007 by and between Stewart Enterprises, Inc. and Merrill Lynch Financial Markets (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed June 27, 2007)

10.16 The Stewart Enterprises Employees' Retirement Trust (incorporated by reference to Exhibit 10.20 to the 1991 Registration Statement); Amendment thereto dated January 1, 1994 (incorporated by reference to Exhibit 10.28 to the Company Annual Report on Form 10-K for the fiscal year ended October 31, 1994 (the "1994 10-K", Commission File No. 1-5449); and Amendment thereto dated January 1, 2002 (incorporated by reference to Exhibit 10.54 to the 2001 10-K, Commission File No. 1-5449); Amendment thereto dated January 1, 2003 (incorporated by reference to Exhibit 10.34 to the 2002 10-K, Commission File No. 1-5449); Amendment dated September 24, 2003 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended January 31, 2004); Amendment thereto dated January 1, 2004 (incorporated by reference to Exhibit 10.29 to the Original 2004 Form 10-K); Amendment thereto dated March 28, 2005 (incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended October 31, 2005); Amendment No. 10 to the Stewart Enterprises Employees' Retirement Trust (incorporated by reference to Exhibit 10.2 in the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 2006)

10.17 Stewart Enterprises Puerto Rico Employees' Retirement Trust Summary Plan Description dated January 1, 2003 (incorporated by reference to Exhibit 10.31 of the Company's Annual Report on Form 10-K for the year ended October 31, 2005); Amendment No. 1 dated January 1, 2005 (incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the year ended October 31, 2005)

10.18 1165(e) Plan Adoption Agreement related to the Stewart Enterprises Puerto Rico Employees' Retirement Trust, amended effective as of October 31, 2001 (incorporated by reference to Exhibit 10.32 of the Company's Annual Report on Form 10-K for the year ended October 31, 2005)

10.19 Stewart Enterprises, Inc. 2007 Stock Incentive Plan (incorporated by reference to Appendix A to the Company's definitive proxy statement for the year ended October 31, 2006)

10.20 2007 Executive Officer Annual Incentive Plan (incorporated by reference to Appendix B to the Company's definitive proxy statement for the year ended October 31, 2006)

10.21 2003 Employee Stock Purchase Plan (incorporated by reference to Exhibit B in the Company's definitive proxy statement for the year ended October 31, 2002); Amended and Restated 2003 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the year ended October 31, 2006)

10.22 2000 Incentive Compensation Plan (incorporated by reference to Exhibit 10.45 to the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2000, Commission File No. 1-5449)

10.23 The Stewart Enterprises, Inc. Supplemental Retirement and Deferred Compensation Plan for certain highly compensated executives (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the Quarter ended July 31, 2001, Commission File No. 1-5449); Amendment No. 1 dated January 1, 2005 (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended October 31, 2005)

10.24	Stewart Enterprises, Inc. Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.12 to the Company's Quarterly Report on Form 10-Q for the Quarter ended April 30, 2002); Amendment No. 1 dated April 1, 2005 (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the year ended October 31, 2005)

12	Calculation of Ratio of Earnings to Fixed Charges
21	Subsidiaries of the Company
23	Consent of PricewaterhouseCoopers LLP
31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of Thomas J. Crawford, President and Chief Executive Officer
31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of Thomas M. Kitchen, Senior Executive Vice President and Chief Financial Officer
32.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of Thomas J. Crawford, President and Chief Executive Officer, and Thomas M. Kitchen, Senior Executive Vice President and Chief Financial Officer

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on December 21, 2007.

STEWART ENTERPRISES, INC.

By: /s/ THOMAS J. CRAWFORD
Thomas J. Crawford
President, Chief Executive Officer and a Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ THOMAS J. CRAWFORD Thomas J. Crawford *(Principal Executive Officer)*	President, Chief Executive Officer and a Director	December 21, 2007
/s/ THOMAS M. KITCHEN Thomas M. Kitchen *(Principal Financial Officer)*	Senior Executive Vice President, Chief Financial Officer and a Director	December 21, 2007
/s/ ANGELA M. LACOUR Angela M. Lacour *(Principal Accounting Officer)*	Vice President, Corporate Controller and Chief Accounting Officer	December 21, 2007
/s/ FRANK B. STEWART, JR. Frank B. Stewart, Jr.	Chairman of the Board	December 21, 2007
/s/ ALDEN J. McDONALD, JR. Alden J. McDonald, Jr.	Director	December 21, 2007
/s/ JAMES W. McFARLAND James W. McFarland	Director	December 21, 2007
/s/ RONALD H. PATRON Ronald H. Patron	Director	December 21, 2007
/s/ MICHAEL O. READ Michael O. Read	Director	December 21, 2007
/s/ ASHTON J. RYAN, JR. Ashton J. Ryan, Jr.	Director	December 21, 2007

CORPORATE OFFICERS & BOARD OF DIRECTORS

Corporate Officers

Thomas J. Crawford
President
Chief Executive Officer

Thomas M. Kitchen
Senior Executive Vice President
Chief Financial Officer

Brent F. Heffron
Executive Vice President
President, Eastern Division

Lawrence B. Hawkins
Executive Vice President
President, Investors Trust, Inc.

G. Kenneth Stephens, Jr.
Executive Vice President
President, Western Division

Kenneth G. Myers, Jr.
Senior Vice President of Finance

Larry Merington
Senior Vice President of Sales and Marketing

Martin R. de Lauréal
Senior Vice President of Corporate Development and Investor Relations

Lisa T. Winningkoff
Vice President, Senior Administrative Officer

Lewis J. Derbes, Jr.
Vice President, Secretary and Treasurer

Angela M. Lacour
Vice President, Corporate Controller and Chief Accounting Officer

Board of Directors

Frank B. Stewart, Jr.
Chairman of the Board

Thomas J. Crawford
President
Chief Executive Officer

Thomas M. Kitchen
Senior Executive Vice President
Chief Financial Officer

Alden J. McDonald, Jr.
President, Chief Executive Officer and Director
Liberty Bank and Trust Company

James W. McFarland
J.F. Jr. and Jessie Lee Seinsheimer Chair and Professor of Finance and Economics
A.B. Freeman School of Business, Tulane University

Ronald H. Patron
Retired Chief Financial Officer
Stewart Enterprises, Inc.

Michael O. Read
Senior Vice President, Client Advisory Services
Capital One Bank

Ashton J. Ryan, Jr.
President and Chief Executive Officer
First NBC Bank and First NBC Holding Company

Stewart Enterprises, Inc.

P.O. Box 11250
New Orleans, Louisiana 70181-1250 USA
Phone: (504) 729-1400 Fax: (504) 729-1438
www.stewartenterprises.com

END